UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

X REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________________________

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………

For the transition period from                                 to

Commission file number: _________

BAYSWATER URANIUM CORPORATION

(Exact name of Registrant as specified in its charter)

BAYSWATER URANIUM CORPORATION

(Translation of Registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1923.   Not applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	Accelerated filer	Non accelerated filer X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 X         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 if the Exchange Act.)

Yes  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  No

BAYSWATER URANIUM CORPORATION

FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

TABLE OF CONTENTS
INTRODUCTION AND GLOSSARY	1
PART I
Item 1. Identity of Directors, Senior Management and Advisers	6
A. Directors and Senior Management	6
B. Advisers	6
C. Auditors	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	7
A. Selected Financial Data	7
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	9
D. Risk Factors	9
Item 4. Information on the Company	13
A. History and Development of the Company	13
B. Business Overview	13
C. Organizational Structure	14
D. Property, Plant and Equipment	14
Item 4A. Unresolved Staff Comments	26
Item 5. Operating and Financial Review and Prospects	26
A. Operating Results	26
B. Liquidity and Capital Resources	27
C. Research and Development, Patents and Licenses, Etc.	27
D. Trend Information	28
E. Off-Balance Sheet Arrangements	28
F. Tabular Disclosure of Contractual Obligations	28
Item 6. Directors, Senior Management and Employees	28
A. Directors and Senior Management	28
B. Compensation	29
C. Board Practices	29
D. Employees	30
E. Share Ownership	30
Item 7. Major Shareholders and Related Party Transactions	30
A. Major Shareholders	30
B. Related Party Transactions	30
C. Interests of Experts and Counsel	31
Item 8. Financial Information	31
A. Consolidated Statements and Other Financial Information	31
B. Significant Changes	31
Item 9. The Offer and Listing	31
A. Offer and Listing Details	31
B. Plan of Distribution	33
C. Markets	33
D. Selling Shareholders	33
E. Dilution	33
F. Expense of the Issue	33
Item 10. Additional Information	33
A. Share Capital	33
B. Memorandum and Articles of Association	34
C. Material Contracts	37
D. Exchange Controls	37
E. Taxation	37
F. Dividends and Paying Agents	45
G. Statement by Experts	45
H. Documents on Display	45
I. Subsidiary Information	45
Item 11. Quantitative and Qualitative Disclosures About Market Risk	45
Item 12. Description of Securities Other than Equity Securities	45
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	45
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	45
Item 15. Controls and Procedures	45
Item 16A. Audit Committee Financial Expert	46
Item 16B. Code of Ethics	46
Item 16C. Principal Accountant Fees and Services	46
Item 16D. Exemptions from the Listing Standards for Audit Committees	46
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	46
PART III
Item 17. Financial Statements	46
Item 18. Financial Statements	46
Item 19. Exhibits	47
SIGNATURES	48

INTRODUCTION

Please refer to the definitions immediately below this introductory paragraph for the full names of the corporations referred to in this paragraph.  On July 24, 2007, Old Bayswater completed a business combination with Kilgore by means of an amalgamation governed by the British Columbia Business Corporation Act. Kilgore, which was the acquirer for corporate law purposes, subsequently changed its name to “Bayswater Uranium Corporation,” which is the Registrant.  Prior to the 2007 amalgamation, Old Bayswater resulted from an amalgamation of Bayswater Ventures with Pathfinder on August 15, 2006.  Please see Item 4.A (“History and Development of the Company”) for additional detail about the amalgamations and Item 4.C (“Organizational Structure”) for a schematic overview of the corporate structure of the Registrant.

As used in this registration statement:

•

“New Bayswater,” “Registrant,” “the Company,” “we” and “our” refer to the corporation that filed this registration statement and, as the context may require, the business and operations of the corporations (Kilgore and Old Bayswater, defined below) that were amalgamated in 2007;

•

“Kilgore” refers to the corporation prior to the amalgamation in 2007 known as Kilgore Minerals Ltd.;

•

“Old Bayswater” refers to the corporation prior to the amalgamation in 2007 known as Bayswater Uranium Corporation that resulted from the amalgamation in 2006 of Bayswater Ventures Corp. and  Pathfinder Resources Ltd.;

•

“Pathfinder” refers Pathfinder Resources Ltd., a corporation that amalgamated in 2006 with Bayswater Ventures Corp., the predecessor of Old Bayswater;

•

“Bayswater Ventures” refers to Bayswater Ventures Corp., the corporation that amalgamated in 2006 with Pathfinder; and

•

“NCA” refers to Northern Canadian Uranium Inc., a corporation acquired by the Registrant on December 21, 2007.

Unless otherwise indicate all dollar amounts stated in this registration statement are Canadian dollars.

GLOSSARY OF GEOLOGICAL TERMS
DEFINITIONS AND ABBREVIATIONS

Airborne survey  means a survey made from an aircraft to obtain photographs, or measure geophysical properties such as magnetic, conductance, radioactivity, etc.

Alteration means any physical or chemical change in a rock or mineral subsequent to its formation; often related to hydrothermal or mineralizing processes.

Anomaly any departure from the norm; a local feature distinguishable in a geophysical or geochemical measurement over a larger area; may indicate the presence of mineralization in the underlying bedrock.

Assay means analytical test to determine the proportion of metals in a sample.

Basement rocks means the underlying or older rock mass; often refers to rocks of Precambrian age which may be covered by younger rocks.

Base metal means any non precious metal.

Bedding means the arrangement of sedimentary rocks in layers.

Breccia means a rock made up of angular coarse fragments; may be sedimentary or formed by crushing or grinding along faults.

Clay means a fine grained material composed of hydrous aluminum silicates.

Conductor means an EM measured conductance anomaly due to the presence of aligned conductive minerals such as graphite, clays, sulfides, etc., in rocks forming long linear trends.

Contact means a geological term used to describe the line or plane along which two different rock formations meet.

Core means a cylindrical rock sample obtained by diamond drilling.

Deformation means any change in the original form or volume of rock masses produced by tectonic forces such as folding or faulting.

Dip means the angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike; may also apply to the angle of inclination for a drill hole.

E%/eU3O8 means grade equivalent % U3O8 acquired by downhole radiometric probe measurement.

EM survey means a geophysical method whereby electromagnetic waves are generated at surface and penetrate the Earth. When the waves strike a conducting formation or mineralized body at depth, they induce currents in the conductors that radiate back and are detected by instruments at surface. EM surveys are commonly used to detect the conductive graphite sediments normally associated with unconformity type uranium deposits.

En echelon means roughly parallel but staggered structures.

Fault means a break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study means a refinement and reassessment of the prefeasibility study, based on extensive additional information, detailing engineering and optimization work for the purposes of providing a level of confidence on a decision to build the project.

Felsic means a term used to describe light colored rocks containing feldspar, feldsatholds and silica.

Footwall means the rock on the underside of a vein, deposit or structure.

Fracture means a break in the rock, the opening of which may allow mineral bearing solutions to enter.

Gamma means a unit of measurement of magnetic intensity.

Geochemistry means the study of chemical properties of rocks.

Geology means the science concerned with the study of the Earth, the rocks of which it is composed and the changes that it has undergone or is undergoing.

Geophysical survey means a scientific method of prospecting that measures the physical properties of rock formations.

Gneiss means a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grab sample means a sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock.

Grade means the amount of metal per mass of ore.

Granite means a coarse grained intrusive igneous rock consisting of quartz, feldspar and mica.

Gross value means the theoretical value of ore determined simply by applying the assay of metal or metals and the current market price.

Intrusive rock means a body of igneous rock formed by the consolidation of magma intruded into other rocks.

Lineament means straight or gently curved, lengthy features on the Earth’s surface, frequently expressed topographically as lines of depression.

Mafic means igneous rocks composed mostly or dark, iron and magnesium rich silicate minerals.

Magnetic survey means a geophysical survey that measures the intensity of the Earth’s magnetic field.

Metallurgy means the science of extracting, smelting, refining alloying and fabricating metals.

Mill means the plant facility where the ore is reduced through crushing and grinding, then it becomes a concentrate through flotation or gravity separations.

Mineral means a naturally formed chemical element or compound having a definite range in chemical composition and usually a characteristic crystal form.

Mineralization means mineral or ore bearing rock.

Net smelter return means a share of the net revenues generated from the sale of metal produced by a mine.

Open pit means a mine that is entirely on surface.

Outcrop means an exposure of rock or mineral deposit that can be seen on surface and not covered by soil or water.

Ore means a mixture of ore minerals and gangue from which at least one of the metals can be extracted at a profit.

Ppm means parts per million.

Proterozoic means the younger of the two Precambrian eras, encompassing the period 2.5 billion years before the present to 540 million years before present.

Radioactivity means the property of spontaneously emitting alpha, beta or gamma rays by the decay of the nuclei of atoms, which can be measured using various hand held or down hole instruments and correlated to the proportion of radioactive elements.

Reclamation means the restoration of a site after mining or exploration activity is completed.

Reconnaissance means a preliminary survey of ground.

Resistivity survey means a geophysical technique used to measure the resistance of a rock formation to an electric current.

Roll front uranium deposits are generally hosted within permeable and porous sandstones or conglomerates. The mechanism for deposit formation is dissolution of uranium from the formation or nearby stratigraphy and transport of this uranium into the stratigraphy. When the fluids change redox state, generally in contact with carbon-rich organic matter, uranium precipitates to form a front.

Royalty means an amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per tone or a percentage of the total production of profits.

Sampling means selecting a fractional but representative part of a mineral deposit, its host rocks or overlying overburden for geochemical or other physical property analysis.

Sandstone means a sedimentary rock consisting of grams of sand cemented together.

Sedimentary rocks means rocks formed by the accumulation of sediment in water or on land; can be characterized by a layered structure known as bedding or stratification.

Spot price means current delivery price of a commodity traded in the spot market.

Step-out drilling means holes drilled to intersect a mineralization horizon or structure along strike or down-dip.

Stockpile means broken ore accumulated in a heap at the mine’s surface, pending treatment or shipment to mill, or a stock of metals held by a government or processing utility.

Stratigraphy means the description of bedded rock sequences.

Strike means the direction, or bearing from true north, of a vein, rock formation or structure measured on a horizontal surface.

Trend means the direction or bearing of a linear geological feature, measured in the horizontal plane.

Unconformity means a break or gap in the geologic record, where an older rock unit overlain by a significantly younger unit following a period of erosion and/or non-depression.

U3O8 means an oxide form (triuranium octaoxide) of uranium that is the most common chemical form found in nature.

Uraninite means a highly radioactive uranium mineral also known as pitchblende.

Uranium means a radioactive, silvery-white, metallic element; a radioactive element found in trace quantities all over the earth.

Vein means a fissure, fault or crack in a rock filled by minerals.

Zone means an area of distinct mineralization.

All disclosure about our exploration properties in this registration statement conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This registration statement may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This registration statement may use the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this registration statement on Form 20-F that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this registration statement.  Although the Registrant has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. The Registrant does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and senior management.

The business address for each of the following directors and managers of the Registrant is c/o Bayswater Uranium Corporation, Suite 510, 510 Burrard Street, Vancouver, B.C., V6Z 3A8, Canada.

Name	Position
George Leary	Chief Executive Officer and Director
Victor Tanaka	Chief Operating Officer, Executive Vice President and Director
Kenneth Armstrong	Director
James Stewart	Director
Praveen Varshney	Director
Marion McGrath	Corporate Secretary
Mark Gelmon	Chief Financial Officer
Gordon Davidson	Vice President – Exploration (Canada)
Keith Laskowski	Vice President – Exploration (U.S.)

B.

Advisers.

Not applicable.

C.

Auditors.

Name	Business Address
Davidson & Company, LLP	Suite 1200, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6 Canada

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data.

The financial statements of the Registrant contained in this registration statement are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.  All references to dollar amounts in this registration statement are to Canadian dollars unless expressly stated otherwise.

The following table sets out selected financial data for the Registrant for the five most recent financial years, and the nine months ended November 30, 2007 after giving effect to the business combination of Kilgore and Old Bayswater and certain other adjustments and should be read in conjunction with:

•

the consolidated financial statements of the Registrant  including the balance sheets as at February 28, 2007 and 2006; consolidated statements of operations and deficit for the years ended February 28, 2007, 2006 and 2005; consolidated statements of cash flows for the years ended  February 28, 2007, 2006 and 2005; and the notes to the consolidated financial statements;

•

the interim consolidated financial statements of the Registrant, including the interim consolidated balance sheets as at November 30, 2007 and February 28, 2007, the interim consolidated statements of operations and deficit for the three and nine months ended November 30, 2007 and November 30, 2006, and the interim consolidated statement of cash flows for the three and nine months ended November 30, 2007 and 2006, and the notes to the interim consolidated financial statements.

Selected Financial Information

As reported, using Canadian GAAP:

Item	Nine months ended November 30, 2007 (1)	Year Ended February 28, 2007	Year Ended February 28, 2006 (2)	Year Ended February 28, 2005	Year Ended February 28, 2004	Year Ended February 28, 2003
Total Assets	$69,456,741	$32,556,210	$2,050,566	$157,823	$415,549	$35,511
Current Assets	$30,731,850	$13,233,742	$141,978	$28,427	$305,501	$35,511
Total Liabilities	$2,970,195	$548,073	$276,756	$83,673	$197,447	$194,199
Shareholders’ Equity	$66,486,456	$32,008,137	$1,773,810	$74,150	$218,102	($158,688)
Net Income (Loss) for the Period	($3,252,438)	($7,171,010)	($832,130)	($143,952)	($732,210)	($241,080)
Number of Shares Outstanding at End of Period	125,442,980	73,981,884	16,969,532	8,600,797	8,600,797	1,823,020
Basic and Diluted Loss Per Share	(0.03)	(0.09)	(0.05)	(0.02)	(0.09)	(0.13)

As adjusted for US GAAP:

Item	Nine months ended November 30, 2007 (1)	Year Ended February 28, 2007	Year Ended February 28, 2006 (2)	Year Ended February 28, 2005	Year Ended February 28, 2004	Year Ended February 28, 2003
Total Assets	$42,953,174	$23,425,985	$758,906	$28,427	$305,501	$35,511
Current Assets	$31,689,039	$13,482,828	$141,978	$28,427	$305,501	$35,511
Total Liabilities	$4,520,445	$1,767,798	$936,206	$83,673	$197,447	$194,199
Shareholders’ Equity	$38,432,729	$21,658,187	$(177,350)	$(55,246)	$108,054	($158,688)
Net Income (Loss) for the Period	($18,683,838)	($15,539,292)	($1,994,394)	($163,300)	($842,258)	($241,080)
Number of Shares Outstanding at End of Period	125,442,980	73,981,884	16,969,532	8,600,797	8,600,797	1,823,020
Basic and Diluted Loss Per Share	(0.15)	(0.21)	(0.12)	(0.02)	(0.10)	(0.13)

(1)

Effective August 24, 2007, a wholly-owned subsidiary of the Registrant (then known as Kilgore) amalgamated with Old Bayswater, which resulted in a wholly-owned company known as Bayswater Holdings Inc.  The Registrant subsequently changed its name to “Bayswater Uranium Corporation.”

(2)

Effective August 15, 2006, Bayswater Ventures amalgamated with Pathfinder to form Old Bayswater.

EXCHANGE RATE DATA

This registration statement contains references to United States (US$) and Canadian dollars.

The following table sets out, for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
April 2008	1.0268	1.0079
March 2008	1.0275	0.9841
February 2008	1.0188	0.9717
January 2008	1.0190	0.9723
December 2007	1.02020	0.98140
November 2007	1.09390	1.00530

The following table sets out, for each of the previous five years, the average exchange rates for Canadian dollars expressed in U.S. dollars, and the exchange rate at the end of such period, based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average	Close
2007	0.93565	1.01940
2006	0.88206	0.8581
2005	0.8262	0.8580
2004	0.7701	0.8303
2003	0.7163	0.7727

On May 15, 2008, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of one United States dollar into one Canadian dollar was $0.9996 ($1.00 equals US$ 1.0004 )

B.

Capitalization and Indebtedness.

Designation of Security	Amount authorized	Outstanding as of May 15, 2008
Common Shares	Unlimited	145,498,742
Warrants (1)	N/A	18,175,139
Options (2)	10% of issued and outstanding capital at time of grant	13,762,580

 (1)

Having exercise prices ranging from $1.10 to $1.85 and expiring on dates ranging from September 8, 2008 to November 1, 2008.

(2)

Having exercise prices ranging from $0.24 to $1.65 and expiring on dates ranging from March 20, 2008 to January 7, 2013.

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.

Risk Factors.

Our securities should be considered highly speculative due to the nature of our business. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this registration statement on Form 20-F before making an investment decision. An investment in our securities should only be made by persons who can afford a significant or total loss of their investment.

Our mineral exploration and development activities are at an early stage.

An investment in our securities is speculative due to the nature of its involvement in the exploration of uranium and other minerals and their early stage of development. Mineral exploration involves a high degree of risk and there is no assurance that expenditures made on our future exploration will result in new discoveries of uranium or other minerals in commercial quantities. Our long-term commercial success depends on our ability to find, acquire, develop and commercially produce uranium and other minerals.  We may be unable to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

The prices for uranium and other minerals are based on world demand and other factors outside our control.

Uranium and other minerals are commodities whose prices are determined based on world demand, supply and other factors, all of which will be beyond our control. World prices for uranium have fluctuated widely in recent years. Any material decline in prices could reduce the economic viability of the our mineral properties, including the marketability of any uranium and other minerals discovered at and extracted from such properties.

As an exploration stage company without revenue, we depend on outside sources of capital.

We anticipate that we may make substantial capital expenditures for the acquisition, exploration, development and production of minerals, including uranium, in the future. As we are at the exploration stage with no revenue being generated from the exploration activities on its mineral properties, we may have limited ability to expend the capital necessary to undertake or complete future exploration work, including drilling programs. Debt or equity financing might be unavailable or insufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, it may not be on terms acceptable to us. Moreover, future activities may require us to alter our capitalization significantly. Inability to access sufficient capital for its operations could have a material adverse effect on our financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.

Competitors in our industry may have greater financial and other resources than we have.

The mining industry is highly competitive. Many of our competitors for the acquisition, exploration, production and development of uranium and other mineral properties, and for capital to finance such activities, will include companies that have greater financial and personnel resources available to them than us.

All phases of the mining business present environmental risks and require regulatory compliance.

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Our operations, including exploration and development activities and commencement of production on our properties, require permits from various federal, state, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Entities engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

We depend on key employees.

Our success will be largely dependent upon the performance of its management and key employees. In assessing the risk of an investment in our shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management. We do not maintain life insurance policies in respect of our key personnel. Loss of any of our key employees could adversely affect our business.

Neither we nor our predecessor companies have paid dividends to date.

None of our predecessor companies has paid any dividends on its outstanding shares. Any decision to pay dividends on our shares will be made by our board of directors on the basis of our earnings, financial requirements and other conditions.

Certain of our directors and officers will be engaged in other activities that could result in conflicts of interest.

Certain of our directors and officers are engaged in other business activities on their own behalf and on behalf of other companies (including mineral resource companies) and, as a result of these and other activities, may become subject to conflicts of interest. The British Columbia Business Corporations Act provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with that law. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the British Columbia Business Corporations Law. At this time we are not aware of any existing or potential material conflicts of interest between us and any of our directors or officers except as otherwise disclosed herein.

We may be unable to procure the licenses and permits from governmental authorities needed to carry on our business.

Our operations may require licenses and permits from various governmental authorities, including in foreign jurisdictions and including the mineral concessions in Niger. We may be unable to obtain all necessary licenses and permits that may be required to carry out exploration and development of our projects. Either we or our Bayswater subsidiary might not granted any or all of the mineral concessions applied for in Niger, and it is possible that any concession granted to Bayswater or us might not be the same size as applied for.

We may not realize the anticipated benefits of our business combination with the former Bayswater Uranium Corporation

We may not realize the anticipated benefits of our business combination completed in July 2007 with the former Bayswater Uranium Corporation. Achieving the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as our ability to realize the anticipated growth opportunities and synergies from combining the businesses prior to the combination. The required efforts could divert management’s focus and resources from other strategic opportunities and from operation matters during the integration process.

Our predecessor companies have received little or no revenue to date.

Kilgore has received no revenue to date from the exploration activities on its properties, and Old Bayswater and its predecessors have not received any significant revenue to date from the exploration activities on its properties.

Old Bayswater and its predecessors have not yet found that development activity is warranted on any of its properties.  Even if we undertake development activity on any of the former Bayswater properties, we might not produce revenue, operate profitably or provide a return on investment in the future.

Kilgore has not yet found that development activity is warranted on any of its properties.  Even if we undertake development activity on any of Kilgore's properties, we might not produce revenue, operate profitably or provide a return on investment in the future.

The exploration of our properties depend on our ability to obtain additional required financing.  We might be unable to obtain assurance the required financing, which could cause us  to postpone our exploration plans or result in the loss or substantial dilution of our interest in our properties.

Mineral exploration and mining are high risk activities.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into mineral deposits with significant value.  Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing uranium, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on profitability as a result of higher infrastructure costs.  There are also physical risks to the exploration personnel working in the terrain in which our properties are located, often in poor climate conditions.  These risks can be abated through personnel training, insuring that no one goes in the field alone and providing reliable communications such as satellite telephones.

We will not be insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within our industry. We will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. If we are unable to fund fully the remedial cost of an environmental problem we might be required to enter into interim compliance measures pending completion of the required remedy.

In addition, previous mining operations may have caused environmental damage at certain of our properties.  It may be difficult or impossible to assess the extent to which such damage was caused by our predecessor companies or by the activities of other exploration companies, in which case, any indemnities and exemptions from liability may be ineffective.

All of our properties are in the early exploration stage and none contains a known body of commercial minerals.

All of the properties in which we hold an interest are considered to be in the early exploration stage only and do not contain a known body of commercial minerals.  Mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Reserve estimates for properties that have not yet commenced production may require revision based on actual production experience.  Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves.  Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades may cause a mining operation to be unprofitable in any particular accounting period.

We may be subject to foreign currency exchange risks.

We maintain its accounts in Canadian dollars. Our operations in the US, Ireland and Niger subject us to foreign currency fluctuations and such fluctuations may materially affect our financial position and results. We do not plan to engage in currency hedging activities.

Item 4.

Information on the Company

A.

History and Development of the Company.

We were incorporated on June 21, 2002 under the Canada Business Corporations Act under the name 4089642 Canada Inc. and changed our name to Kilgore Minerals Ltd. on March 24, 2004.  On December 7, 2006, we were continued to the Province of British Columbia as our corporate governance jurisdiction and are now subject to the British Columbia Business Corporations Act.

On July 24, 2007 we completed a transaction under the British Columbia Business Corporations Act whereby, as a corporate law matter, we acquired Old Bayswater through an acquisition subsidiary corporation that we formed for such purpose.  The assets of Old Bayswater are now owned by our wholly owned subsidiary, Bayswater Holdings Inc., a British Columbia corporation. Old Bayswater resulted from a business combination completed in August 2006 between Bayswater Ventures and Pathfinder, each formerly a publicly traded entity with ordinary shares listed on the TSX-Venture Exchange.

In connection with the acquisition, we changed our name from “Kilgore Minerals Ltd.” to “Bayswater Uranium Corporation.”  The assets of Kilgore are held indirectly through a wholly owned subsidiary, Kilgore Gold Company, a corporation organized under Wyoming law.  In this transaction, Kilgore split its shares on the basis of 1.25 shares for each old share and issued one new share in exchange for each outstanding share of Old Baywater.  Because the former shareholders of Old Bayswater control a majority of our outstanding capital stock, the transaction has been accounted for as an acquisition by Old Bayswater of the net assets of Kilgore.

Our head office is located in Suite 510, 510 Burrard Street, Vancouver, B.C., Canada, V6C 3A8.

In December 21, 2007 we acquired Northern Canadian Uranium Inc. by way of a plan of arrangement in which we are the surviving corporate entity and all the assets of Northern Canadian are held by our wholly owned subsidiary named NCU Holdings Inc.  In this transaction we acquired Northern Canadian by issuing approximately 18.2 million shares in an exchange on the basis of 0.65 share for each share of Northern Canadian.

We are a reporting issuer in the Provinces of British Columbia and Alberta, and our common shares are listed for trading on the TSX Venture Exchange.

B.

Business Overview

We are an exploration stage mining company engaged in the identification, acquisition, exploration and if warranted, development of mineral properties and will continue to develop the business plans and mineral properties of our predecessor companies.  We will continue to focus on the combined property portfolio of our subsidiaries, Kilgore Gold, Bayswater Holdings and NCU Holdings Inc. and continue to seek additional properties for acquisition. Our funds will be utilized for additional exploration of the existing properties, further acquisitions and for working capital.

Our material mineral properties, pursuant to NI 43-101 standards, are Old Bayswaters’s properties, now held by Bayswater Holdings in the Central Mineral Belt of Labrador, Kilgore Gold’s properties in Montana-Wyoming and the Busfield Deposit, Elkhorn Property, Wyoming held by NCA Nuclear Inc., a wholly owned subsidiary of NCU Holdings Inc., all of which are uranium exploration properties.

Uranium is the fuel for electricity-generating nuclear reactors. The spot price of uranium has risen significantly in recent years, from US$7.10 per lb U3O8 in 2001 to its current price of approximately US$75 per pound. The price increase is related to a supply shortage for the approximately 440 reactors currently operating world wide and numerous additional ones planned by various countries located throughout the world. Management believes that the outlook for uranium is excellent and will focus its resources to advance the exploration and development of its portfolio of uranium properties to gain maximum leverage.

The major stages in the production of nuclear fuel are: (a) uranium exploration; (b) mining and milling; (c) refining and conversion; (d) enrichment; and (e) fuel fabrication (also known as fuel manufacturing). Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, uranium ore is extracted and upgraded at a mill to produce uranium concentrates. Mining companies usually sell uranium concentrates to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrates. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.

Bayswater’s involvement in the nuclear business consists principally of exploring for and developing uranium properties. Bayswater`s corporate strategy is to maintain, aggressively explore, and advance to discovery its uranium projects, to advance properties with historical resources to feasibility and to continue the negotiation and acquisition of new uranium projects that can be readily financed in current market conditions;

The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. World annual uranium fuel consumption has increased from approximately 75 million pounds U3O8 in 1980 to about 177 million pounds in 2006. Demand could be increased slightly by the current trend toward improving plant operating performance or reduced by the premature closing of some nuclear power plants.

Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from defence stockpiles and the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern European countries from inventories, reprocessed used reactor fuel, re-enriched depleted uranium tails and primary mine production.

General Development of the Business of Old Bayswater

Old Bayswater, beginning late in 2005, entered into a series of property agreements and directly acquired land for exploration of uranium in the Central Mineral Belt, Labrador and Thelon Basin, Nunavut and Northwest Territories, and in the Athabasca Basin, Saskatchewan, Canada; and for base metals in southern Ireland. In addition, Old Bayswater entered into a 50/50 joint venture arrangement with Strongbow Exploration Inc. that is designed to identify, acquire and explore uranium properties in Canada. The merger of Old Bayswater’s predecessor, Bayswater Ventures, with Pathfinder in August 2006, led to significant expansion of Old Bayswater’s land holdings in Thelon Basin, Northwest Territories and led to acquisition of uranium land interests in the Hermitage Belt, Southern Newfoundland and in Guatemala.

Qualified Persons Under NI 43-101

Bayswater's exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), and Victor Tanaka, B.Sc. P.Geo.(B.C.), both a “Qualified Person” under NI 43-101. Strongbow’s uranium exploration activities pursuant to the Canadian Uranium joint venture agreement with Bayswater are conducted under the supervision of Robert Campbell, P.Geo. (BC), a “Qualified Person” under NI 43-101, who is also a member of Bayswater’s advisory board. Bayswater`s exploration activities in the United States are conducted under the supervision of Norman Burmeister, P.Eng, and Keith Laskowski, M.Sc. each of which is a “Qualified Person” under NI 43-101.

C.

Organizational Structure.

Bayswater currently has eight wholly owned subsidiaries. The following diagram sets forth the corporate structure of Bayswater and its subsidiaries as of the date hereof:

D.

Property, Plant and Equipment.

General Development of the Business

Bayswater is a natural resource company principally engaged in the acquisition, exploration, and development of mineral resource properties. Bayswater’s primary focus is on uranium properties with a secondary interest in gold and base metal properties. In 2007, Bayswater advanced from an explorer of early stage uranium exploration properties in Canada to an explorer with (i) a new discovery in Labrador and drill targets on all its Canadian holdings, and (ii) an additional portfolio of resource property projects, three of which, in the western United States, are at the advanced exploration to development stage.  For these latter projects, Bayswater plans to advance them towards feasibility and potential production along an aggressive time line.

Bayswater’s uranium resource properties—including the Alzada Project (Ella, Acadia/Cochran and Mindy deposits) in Montana, the Elkhorn Project (Busfield, Vickers, Clover, Quad, 1972 Add and Tract 41 North Block deposits) in Wyoming, the Mountain West Property in Nevada, the Juniper Property in California, the Samit Property in Mali, West Africa and the recently discovered Anna Lake deposit in Labrador are a priority focus for exploration and development to feasibility and potential production.  These properties have cumulative historic resources of about 13.2 million lbs of U3O8.  Other priority early stage uranium properties at the drill stage include the Collins Bay Extension, Saskatechewan, Wisker Valley Newfoundland, Central Mineral Belt, Labrador, Carol R Mine, Nevada, and Edgemont, South Dakota. Additional properties with uranium drill targets defined but requiring further definition prior to drill testing include Burdell Lake, Saskatchewan, Hurricane Cliffs, Utah, North Thelon Basin, Nunavut, South Thelon Basin, NWT, Coin Canyon, Saskatchewan and Baja, New Mexico.

Bayswater’s Kilgore Gold property in Idaho and Avoca base metal property in Ireland are major assets—however, they will not be the focus of exploration except for minimal work that may be necessary to maintain the properties such as for the Avoca property.

Summary of Properties

Bayswater, through its subsidiary Bayswater Holdings Inc., holds uranium interests in large land holdings in Labrador, Saskatchewan, Newfoundland, Nunavut and the Northwest Territories, Canada; and in two concessions and additional concession applications in Niger, West Africa; through its subsidiary Kilgore Gold Company Inc., interests in 24 uranium properties in the western United States; and through its subsidiary NCU Holdings Inc., interests in additional uranium properties including 3 in Saskatchewan, 8 in western United States, 1 concession and 1 adjoining exploration permit in Mali and 12 concession applications in two regions in neighbouring Niger, West Africa.

Through its subsidiary, Jadebay Limited (“Jadebay”), Bayswater owns an interest in two base metal prospecting licences in Ireland; and through its subsidiary, Kilgore Gold Company Inc., owns interests in three gold properties in Idaho, United States.  In addition, it has applied for six gold permits in Italy, of which three have been recently granted, through its subsidiary, Tuscany Minerals s.r.l.

Since late in 2005, Old Bayswater entered into a series of property agreements and directly acquired, through staking, large, strategic land positions in the three most important uranium districts in Canada—including the Central Mineral Belt, Labrador, Thelon Basin, Nunavut and NWT and in Athabasca Basin, Saskatchewan, Canada; made applications for large uranium concessions in Niger, West Africa; and has acquired prospecting permits for base metals in southern Ireland. In addition, Old Bayswater entered into a joint venture arrangement with Strongbow Exploration Inc. (“Strongbow”) (TSX-V: SBW) that is designed to identify, acquire and explore uranium properties in Canada—which to date has led to acquisition of several separate properties in North and South Thelon Basins, Nunavut & NWT. During August, 2006, the amalgamation with Pathfinder closed and, as a result, led to Old Bayswater’s land holdings expanding significantly in Thelon Basin, NWT and led to new uranium land interests in the Hermitage Belt, southern Newfoundland and in Guatemala. These land acquisitions comprise a total, including Niger, of over 9.5 million acres.   On December 21, 2007 the merger with Northern Canadian closed and its properties as noted above, now held under Bayswater’s wholly owned subsidiary NCU Holdings Inc., added significantly to Bayswater’s uranium holdings in Saskatchewan, in western United States and in Niger and neighbouring Mali.

Bayswater is currently the largest uranium land holder in the three key uranium districts in Canada with cumulative holdings of over 7.1 million acres. During fiscal 2007, Old Bayswater incurred exploration expenditures of about $7.0 million on its various properties and during the six months ended August 31, 2007, Bayswater incurred further exploration expenditures of approximately $10.5 million. Most of these funds were spent on Bayswater’s uranium projects in Canada and resulted in advancing all of its projects with numerous favourable uranium targets identified and with drilling being carried out on the Labrador holdings where Bayswater has reported its first major uranium discovery through drilling on its 100% owned Anna Lake claims.

As a result of the amalgamation with Kilgore, which closed in July, 2007, Bayswater now owns a 100% interest in 22 uranium properties comprising 31,322 acres of mineral lands with interests in 14,319 acres of leased surface rights, including 6 properties with approximately 12.5 million pounds of non NI 43-101 compliant historical uranium resources located in Montana, Nevada, Wyoming and California; as well as numerous additional properties in Wyoming and Montana with known uranium mineralization and defined targets for drill testing and potential resource delineation. Properties with historical uranium resources in Montana, Wyoming and Nevada offer short term production potential. Subsequent to the amalgamation with Kilgore, Bayswater has been actively engaged compiling various databases acquired by Kilgore, planning property programs and initiating permitting of properties in Montana, Wyoming and Nevada for drilling in 2008. These projects have substantial potential for additional resources. A major program of confirmation drilling, metallurgical testing and step out drilling is planned over the next year in order to quantify historical resources according to NI 43-101 standards, to expand the resource base of the properties and to advance these projects towards feasibility.

As a result of the merger with Northern Canadian Uranium Inc., which closed in December 2007, Bayswater now owns 90% to 100% interests in an additional 12 uranium properties comprising 363,632 acres of mineral lands in Wyoming, South Dakota, Nevada, Saskatchewan and interests in 10,400 acres of leased surface rights in Wyoming, exploration permits in Mali comprising over 7 million acres and 12 concession applications in Niger comprising over 1.4 million acres in two blocks.  These property interests cover 100% owned uranium resources on the Elkhorn Project properties in Wyoming that include i) the Busfield deposit with a NI 43-101 compliant resource comprising an indicated 397,000 lbs eU3O8 grading 0.08% eU3O8 and an additional inferred 5,000 lbs eU3O8 grading 0.08% eU3O8 and ii) 5 separate deposits with an additional approximately 250,900 lbs of non NI 43-101 compliant historical uranium resources; and on the Samit Project property, Mali with historical resources of 440,000 lbs U3O8 grading 0.085% U3O8 that are also non NI 43-101 compliant.  Property interests as above, also include numerous additional targets on various properties in Wyoming, Nevada, South Dakota and Saskatchewan with known uranium mineralization and/ or defined targets for drill testing and potential resource delineation.  A major drilling program is planned on all above resource properties in 2008 in order to confirm and expand resources and to quantify same in regards NI 43-101 standards.

In addition, Bayswater has acquired two other uranium properties in the United States—one in New Mexico and the other in Utah. Both offer potential for discovery of uranium deposits of the roll front and structural type associated with the prolific uranium rich region of the Colorado Plateau.

Bayswater has also acquired by staking and through an option agreement interests in a newly discovered uranium district in northern Newfoundland that offers potential for large caldera type volcanic deposits.

Also, two of Bayswater’s applications for concessions, comprising 1000 sq km, in Niger have been granted; whereas granting of additional uranium applications for a large, strategically located land position in Niger is pending government approval. These applications are located in proximity to known producing uranium mines and undeveloped uranium deposits in the north central portion of Niger.

Also, Bayswater entered into an option agreement with Stornoway Diamond Corporation (“Stornoway”) on its large Itza Lake property in North Thelon Basin for the purpose of evaluating its diamond potential. Bayswater has the right to participate as to a 40% interest once Stornoway is vested by spending $4.0 million over 5 years. This allows Bayswater to focus on uranium exploration but at the same time capitalize on the diamond potential of this property.

Uranium Properties in Canada

Properties Acquired Pre Amalgamation with Northern Canadian Uranium Inc.

Central Mineral Belt, Labrador

To date, Bayswater has optioned with rights to acquire a 100% interest in 2357 claims, acquired a 100% by staking 15,298 additional claims, purchased a 100% interest in another 10 claims and entered into two separate option/50-50 joint venture agreements on two additional groups of claims comprising 863 claims for an aggregate of 18,528 claims (4,632 sq km) in the Central Mineral Belt uranium district, Labrador. These claims cover extensive lake sediment uranium anomalies and favorable geologic settings for IOCG-Olympic Dam type deposits and for granite hosted-Rossing type deposits. Bayswater is the largest land holder in this important uranium district which is currently undergoing extensive exploration by competitor companies for IOCG type deposits - including drilling by Aurora Energy Resources Inc. (formerly Fronteer-Altius) (TSX-V: AXU) on the Michelin deposit and other deposits and prospects in the northeastern portion of the district and drilling by Crosshair Exploration & Mining Corp. on the Moran Lake deposit and other prospects in the southwestern portion of the district. Significant NI 43-101 compliant resources have been announced by Aurora for the Michelin and Jacques Lake deposits and by Crosshair for the Moran Lake deposit. Other companies active in the district include Silver Spruce Resources Inc. (TSX-V: SSE) (Universal Uranium Ltd. (TSX-V: UUL)) and Santoy Resources Ltd. (TSX-V: SAN).

Agreements pursuant to Bayswater’s land holdings are summarized as follows:

1.

An option agreement dated November 17, 2005 was entered into with Longview Capital Partners Inc. (“Longview”) that provides for Bayswater to acquire a 100% interest in 2357 claims in 13 claim blocks.  Pursuant to the agreement with Longview, Bayswater has two years from the date of approval by the Exchange—namely March 29, 2006, to earn a 100% interest in each of the 13 claim blocks by making staged payments, paid at the option of Bayswater 50% in cash and 50% in shares, to Longview of a total of $120,000 per each of 10 larger claim blocks, each of which comprises 150 to 256 claims, over the two year period. As of the date of this Agreement, Bayswater completed all of the payments due pursuant to the agreement and has earned a 100% in the properties.  Under the agreement, $210,000 plus 100,000 common shares was also paid to Longview upon receipt of Exchange approval to the acquisition. On March 28, 2008, Bayswater and Longview amended the terms of the agreement to allow for the final payment of $50 per claim still held by Bayswater (a total payment of $500,000) to be paid through the issuance of 1,250,000 shares of Bayswater at a price of $0.40 per share, which payment has been made. A net smelter royalty (“NSR”) of 2% will be payable to an underlying option holder on each of the claim blocks retained. Bayswater has the right to purchase half of the NSR (1%) at any time for $1,500,000.

2.

Most of the staked and purchased claims, comprising a total of 13,700 claims, are subject to a 1% or 2% NSR pursuant to agreements with the underlying option holder.  Agreements provide for Bayswater to purchase, at any time, all or 50% of the NSR payable (namely in each case a 1% NSR) for amounts ranging from $1.0 to $2.0 million.

3.

An option/joint venture agreement was entered into with Silver Spruce Resources Inc. and Universal Uranium Ltd. dated July 20, 2007 that provides for Bayswater to acquire a 50% interest in 34 claims along the Stipec River trend of uranium occurrences on Bayswater’s claims.  To earn its 50% interest, Bayswater issued 200,000 common shares and is required to incur exploration expenditures totalling $100,000 by July 31, 2008.  A portion of the required expenditures has been completed.

4.

Bayswater entered into an option/joint venture agreement with Ucore Uranium Inc. (“Ucore”) dated July 27, 2007, whereby Bayswater and Ucore pooled certain claims and option rights to acquire a 100% interest on additional claims held by Ucore in the eastern portion of the Central Mineral Belt in Labrador. Pursuant to the terms of the agreement, Bayswater and Ucore each have the option to acquire a 50% interest in the pooled claims and option rights by incurring exploration expenditures totalling $266,667 and $133,333, respectively, by August 31, 2008.  A significant portion of this required expenditure has been completed by Bayswater.

In 2006, Old Bayswater completed on its land holdings i) a compilation of all previous industry and government work, ii) a 41,000 line km helicopter borne radiometric and magnetic survey by Fugro Airborne Surveys Corp. covering 16,860 claims of its subsequently enlarged land holdings, and iii) an extensive follow-up prospecting program of priority compilation targets and numerous airborne radiometric anomalies. Approximately 80 high priority radiometric targets were identified of which many were followed-up in 2006.

Results of the 2006 target follow-up program led to discovery of 11 uranium mineralized zones, including IOCG type targets—Anna Lake and Stipec River A, B, C, D and E; and Rossing type targets—Stomach Lake A and B, Dandy, Kanairiktok Bay, and Weekes-English Lake prospects, 3 anomalous radiometric/magnetic targets of interest, including Ghost Lake A, B and C and one rare earth element discovery—Jeans Pond, of further interest.  IOCG targets seem to be structurally and stratigraphy controlled; whereas, Rossing type targets are associated with granite and pegmatite dyke swarms and have associated light rare earth elements. Numerous grab samples from these uranium discoveries and associated boulder trains generally assayed in the range of 0.02% U3O8 to 0.45% U3O8. Two of the targets are associated with extensive radioactive boulder trains—namely Stomach Lake and Anna Lake.  At Stomach Lake, a 20 km long radioactive boulder train was traced to a uranium bearing pegmatite dyke swarm source area at the apex of the boulder train and to a secondary granitic source area within the boulder train. The pegmatite dyke swarm at the apex of the Stomach Lake boulder train is up to several hundred metres wide and can be traced for up to 300 metres along strike. At Anna Lake, previously drilling by Brinco identified one potential source area at the apex of a  boulder train with the best drill intercept assaying 0.10% U3O8 over 2.0 metres.  Over 2000 radioactive boulders were identified by Brinco in the boulder train extending along strike for about 1 km at Anna Lake, with the 8 best samples assaying 1.0% to 2.4% U3O8.  The Stipec River prospects occur along a 10 km trend and are primarily associated with narrow, sulphidic and graphitic shear zones or sandstone units generally ranging from 2 to 10 metres wide with individual prospects traced for up to 200 metres along strike.   A number of the Stipec River uranium mineralized structures are likely conductive as a result of associated sulphides and/or graphite; and Stipec E is associated with an airborne EM conductor based on prior work by Noranda.  The Dandy and Kanairiktok prospects are associated with an arcuate alaskitic dyke swarm traced for about 6 km peripheral to strong magnetic low that reflects an aplite/granite stock—spatially associated with a major fault structure. Sporadic narrow zones of high radioactivity characterized by a yellow uranium oxide mineral—probably uranophane, occur over few thousand square metres in dykes at Dandy.  At the Kanairiktok prospect, sporadic radioactive zones occur in dykes over a few hundred square meters. Two local high grade assays of 1.0% and 6.9% U3O8 were obtained from grab samples respectively from the Dandy and Kanairiktok prospects.  The Weekes-English Lake target is a large radiometric anomaly with only one sample from very limited prospecting assaying 0.096% U3O8.  The Ghost Lake targets consist of moderate to strong radiometric anomalies each 2-4 km long in an extensive boulder field area.  They have associated magnetic features indicative of favourable structure located southwest of and along strike the Michelin deposit of Aurora Energy.  One of the anomalies is the second strongest anomaly form our airborne survey.  At Jeans Pond, assays from grab samples from five radioactive sites in granite pegmatite bodies assayed 0.12% to 1.40% combined light rare earth elements.  Results of the 2006 exploration work is summarized in Bayswater news releases dated March 6 and 23, April 12, May 17, June 30, August 28, October 2 and November 8, 2006 and January 18, 2007. Approximately $3.2 million was spent on exploration on this project in 2006.

Exploration work carried out to date in 2007 on the Central Mineral Belt, Labrador property consists of completion of 68 diamond drill holes totalling 15,231 metres of drilling by Cartwright Drilling Inc. on the Anna Lake, Dandy, Stipec A, Stipec E and Kanairiktok Bay uranium prospects with assaying of selected radioactive intervals supplemented by down hole gamma probe surveying; 5700 line km of airborne EM and magnetic surveying by Aeroquest Limited of a portion of the historic uranium district covering Bayswater’s Stipec River prospects and airborne radiometric and magnetic anomalies southwest of the Michelin deposit; grid construction over the Anna Lake prospect and areas of potential geologic extension to the northeast and southwest with soil sampling (4714 samples), induced polarization (33 line km), magnetic (129 line km) and limited radiometric surveying of the grid area; limited grid controlled induced polarization and soil surveys over portions of the Stipec River prospects; radon gas surveying over the Ghost Lake A and B radiometric anomalies, a portion of the Anna Lake grid area in the area of the recent discovery from drilling and over a new radioactive sandstone boulder field located in the Stipec river area; further prospecting of a number of radiometric anomalies from the 2006 survey; and radiometric and magnetic airborne surveying by Novatem Inc. totalling about 4500 line km and follow–up prospecting of priority radiometric anomalies over i) three 100% owned claim blocks comprising 797 claims staked to cover favourable uranium targets marginal to Bayswater’s land holdings that were staked subsequent to the 2006 airborne survey and ii) 829 pooled claims optioned/joint ventured with Ucore at the east end of the historic uranium belt.

Results of the 2007 exploration work have been summarized in news releases dated July 12, August 2, October 15, October 29, November 27 and December 10, 2007 and January 4, 2008. Most importantly, Bayswater initially reported as of October 29, 2007 and in a follow-up news release of December 10, 2007 that a major uranium discovery had been made at its Anna Lake prospect. Drilling has identified a mineralized zone traced for 600 metres along strike and up to 230 metres vertical depth with approximate true widths of up to 25 metres. The best hole assayed 0.07% U3O8 over 40 metres with significant molybdenum credits. Typical drill hole intersections along the zone with approximate true widths include 6.0 metres of 0.07% U3O8; 8.0 metres of 0.07% U3O8; 6.9 metres of 0.10% U3O8; 8.9 metres of 0.11% U3O8; 6.3 metres of 0.07% U3O8; 5.5 metres of 0.09%U3O8; 7.0 metres of 0.06% U3O8; 5.0 metres of 0.05%U3O8; 14.65 metres of 0.05% U3O8; 25.0 metres of 0.05% U3O8; 7.7 metres of 0.05% U3O8 and 18.55 metres of 0.05% U3O8. All intersections have significant molybdenum credits. The mineralized zone occurs along the western margin of a north-south trending induced polarization anomaly traced for 1.3 km and is open in all directions. The discovery occurs in an area of extensive overburden consisting of thin glacial deposits of drift and boulder fields. The mineralized zone has potential for higher grade and/ or thicker zones at depth based on characteristics of other known deposits in the district. The deposit trends north south and dips steeply to the east.

Also, results of the various geophysical and geochemical grid surveys over Anna Lake have been very positive in that the deposit is reflected by a transported uranium soil anomaly that closely correlates with a glacially transported radioactive boulder train; is hosted within and near the western margin of a sulphidic metasediment/metavolcanic unit reflected by a north-south trending induced polarization anomaly traced for 1.4 km along strike and by a coincident radon gas anomaly.  The deposit occurs along the southern margin of a northeasterly trending magnetic high that has been locally offset by north-south trending structures.  A total of 11 priority uranium soil anomalies associated with favourable magnetic settings similar to the deposit area occur along a 10 km corridor northeast of the deposit.  Individual soil anomalies are generally linear, 2.0 to 5.0 km in length, and correlate with magnetically indicated structures of interest and in places with radon gas anomalies.

An extensive drilling program to test the potential of the Anna Lake deposit at depths of up to 500 metres and along strike is planned for 2008 in order to bring the deposit into compliance with NI 43-101.  Also, shallow drill testing will be undertaken in 2008 to test numerous uranium soil anomalies to the northeast of the deposit.  In addition, further induced polarization and radon gas surveying of the balance of the grid area is planned in order to prioritize uranium soil anomalies and to identify additional drill targets.  An approximate total of about 17,000 metres of drilling is planned with two drills at Anna Lake in 2008.  An all weather camp is to be established at Anna Lake this spring in order that drilling if warranted can be undertaken year round.

Also, encouraging assay drill results were obtained from a number of holes drilled on the Dandy prospect.  The best intersection returned 5.0 metres grading 0.04% U3O8. Further evaluation of this prospect is planned for next year. Drill results from the Kanairiktok Bay prospect did not identify uranium mineralization of interest. Although the airborne EM survey identified several conductive zones along a strike distance of 12 km associated with the Stipec River trend of uranium prospects, drilling on two of the prospects did not identify any zones of interest. Prospecting along this trend located a new radioactive sandstone boulder field. Further work is warranted along this belt of occurrences. Results of radon gas surveys conducted over a number of targets has led to encouraging results and is currently being evaluated and should assist in selecting drill targets.

Continued follow-up prospecting of airborne radiometric anomalies generated last year has led to discovery of new radioactive zones and uranium prospects. Assay results from this work are pending.

Also, airborne radiometric and magnetic surveying of new marginal claim blocks, as well as on joint venture ground pursuant to the agreement with Ucore identified numerous anomalous radiometric anomalies in all areas surveyed and follow-up prospecting on a number of the priority targets identified new areas of uranium mineralization.  Three new uranium targets (Makkovik River East and West and CD Showing) were located on ground joint ventured with Ucore where brecciated and hematized magnetic granite in outcrop returned assays ranging from 0.10% to 0.14% U3O8 associated with radiometric anomalies measuring up to 1 km long by 500 metres in width.  Further follow-up work is planned on these targets as well as on other priority airborne radiometric anomalies in order to define drill targets in 2008.

Several targets from the 2006 program remain to be drill tested—namely Stomach Lake and Ghost Lake A, B and possibly C targets; and additional targets from the 2007 program, other than Anna Lake, warrant further work and possibly drilling.

Approximately $7.0 million was spent on exploration on the Labrador project during 2007.

An extensive program on the Labrador project is planned for 2008 including i) drilling and further grid surveys at Anna Lake as outlined above; ii) radon gas surveying of a number of potential drill targets in areas of limited outcrop with significant radiometric anomalies and/or good assay values from rock samples (Stomach Lake boulder train, Ghost Lake Anomalies A, B and C; and new boulder train in Stipec River area); further prospecting of the uranium targets in the Makkovik River area; and further prospecting of selected priority airborne anomalies requiring further work.  Drilling comprising about 17,000 metres at Anna Lake and  4000 metres on other targets is planned for 2008 with up to three drills.  A drill contract has been entered into with Cartwright Drilling Inc. who also conducted the drilling for Bayswater in 2006 on the Labrador project.

Athabasca Basin, Saskatchewan

The Athabasca Basin hosts the largest and highest grade unconformity-type deposits of uranium in the world. Mining of these deposits currently generates about one third of the world’s supply of uranium—making Canada the world’s number one producer of uranium.

Bayswater's 100% owned Burdell Lake properties are located in the west central portion of the Athabasca Basin, Saskatchewan and consist of two large claim blocks comprising 1.7 million acres. These claim blocks cover major fault structures in areas of complex magnetic patterns indicating favourable basement geological environments for high-grade unconformity uranium deposits—characteristic of uranium deposits in the Athabasca Basin. Bayswater’s land package is strategically located with respect to known nearby uranium deposits and prospects. The claim blocks are located east of the Cluff Lake uranium mine which produced 62.5 million pounds U3O8, and the Shea Creek uranium deposits of UEX/Areva with drill intersections assaying as high as 12.6% U3O8 over 11.9 metres, including 27.35% U3O8 over 4.2 metres, at depths down to 917 metres.

In 2006, Old Bayswater announced a strategic acquisition of a 100% interest in a 1.5 million acre land package in the west central region of the Athabasca Basin, Saskatchewan in exchange for the issuance of 3.5 million Bayswater Shares upon receipt of regulatory approval, and the payment of $1.5 million in cash by September 30, 2006. 2.4 million of the Bayswater Shares issuable under the purchase agreement are subject to a voluntary pooling arrangement with equal semi-annual releases over 18 months. The properties are also subject to a 2% NSR on all metals produced and 2% GOR on all diamonds produced. Bayswater granted a finder’s fee of 100,000 Bayswater Shares to a private individual for his assistance in introducing Bayswater to the acquisition. Subsequent staking by Bayswater has expanded this land package to over 1.7 million acres—which makes Bayswater one of the largest land holders in the Athabasca Basin.

Results of the above VTEM/magnetic survey were announced December 17, 2007.  Five conductors, ranging in length from 3 km to over 7 km, occur in an area of the property which shows strong structural uplifts and down drops associated with ENE-WSW to NE-SE regional basement faults.  The conductors range in interpreted depth from 500 to 1,000 metres.  Due to the thick cover of Athabasca sandstone and absence of any drilling in the 1.7 million acre property, the basement geology of this area is unknown and interpretive.  C. Card of the Saskatchewan Northern Geological Survey Branch recently presented a paper in Saskatoon (December 5, 2007) that suggests the area may be underlain in substantial part by metasediments.  Metasediments in other areas of the Athabasca Basin host high-grade ore reserves such as at Cameco Corp’s (TSX: CCO) McArthur River mine and Cigar Lake deposit, as well as a number of other high grade uranium deposits including Shea Creek, operated by AREVA Resources Canada Inc. and UEX Corp’s (TSX: UEX), and the Midwest Lake deposit owned by Denison Mines (TSX: DML) and AREVA who  recently announced plans to put the deposit into production.

In preparation for drill testing of the targets, it is the Registrant’s intent to conduct gravity and deep penetrating resistivity surveys, in conjunction with large loop electromagnetic surveys over the priority area during the first part of 2008, in order to more precisely define basement faults in coincidence with electromagnetic conductors.   This relationship may be reflective of favourable graphitic conductors in association with major faults, fundamentally important parameters in regards to unconformity-type uranium deposit emplacement.  The Registrant has been awarded land use permits for the project and has secured a geophysical contractor to conduct the work.

Thelon Basin, Nunavut and NWT

The Thelon Basin is an under-explored, major Proterozoic sandstone basin that shares many geological characteristics with the Athabasca Basin, located in Saskatchewan, approximately 350 km to the south. Similarities between the Athabasca and Thelon Basin, including the North and South Thelon Basin project areas of Bayswater, includes the presence of favourable host and basement rocks, including pelitic sediments and conductive zones, major basement structural features, Hudsonian aged intrusive rocks and known occurrences and deposits of uranium mineralization.

The most important unconformity-type uranium deposits within the Thelon Basin area are Areva’s Kiggavik, Andrew Lake and END deposits (the “Kiggavik Trend”) with an aggregate reported resource of approximately 131 million pounds of contained U3O8.  These deposits are located along the southeast margin of the North Thelon Basin, about 105 km to the southeast of Bayswater’s North Thelon Basin project area. Another significant uranium prospect of the unconformity type—Boomerang, located in South Thelon Basin along its western margin, indicates the favourablility of the Thelon Basin for Athabasca Basin type deposits.  Cameco/Uravan are currently drilling deep conductive targets with associated basement structure and radon gas anomalies along strike the Boomerang prospect to the northeast.

A second target model, for the North Thelon particularly, consists of sediment hosted uranium deposits similar to the Oklo and Shinkolobwe deposits that have been mined in West Africa.

Old Bayswater’s initial land acquisition in the Thelon Basin was a result of the Canada Uranium Joint Venture (“CUJV”) with Strongbow in 2006, as described below. Subsequent land acquisitions, based on data compilations of previous work, were by staking and acquiring permits exclusively for Bayswater; and, pursuant to the amalgamation with Pathfinder in 2006, by an option with Uranium North Resources Ltd. (TSX-V:UNR), as discussed below, to acquire a 80% interest in additional claims and permits.  As a result of these acquisitions, Bayswater owns interests of 50%, 100% or rights to acquire an 80% interest in an aggregate of 4.3 million acres—making Bayswater the largest landholder in this uranium district.

A compilation of previous work covering these lands has been completed.  During 2006 and 2007, a total of over 72,000 line km of airborne geophysical surveys, including MegaTem II, VTEM, radiometric and magnetic surveys, have been completed over all Bayswater’s land holdings in Thelon Basin.

In North Thelon, Bayswater owns a 50% interest in two permit areas comprising 330,794 acres pursuant to the CUJV which have been designated as an “earn-in property” by Strongbow; and a 100% in claims and permits comprising 1,313,067 acres.  In aggregate, these properties consist of 1,643,861 acres in five blocks—Permit 1, Itza Lake/Permit 2/Amer West (collectively Itza Lake), Amer East and Kiggavik Central and Southwest in the North Thelon Basin area.  These properties are situated around the margin of the basin in favourable geologic settings for unconformity type deposits—characterized by the presence of major basement fault structures, uraniferous and graphitic peletic sediments, uranium occurrences—particularly on the Itza Lake, Amer West and Amer East properties with the highest grade from one sample on Amer West that assayed 8.48% U3O8, uraniferous boulder trains-particularly Amer West and Permit 1 with grab samples from boulders in extensive boulder trains assaying up to 0.98% U3O8 and/or regional radiometric anomalies—present on many of the properties. The two Kiggavik blocks are strategically located along the southwestern extension of favourable magnetic linears associated with the Kiggavik Trend of deposits and have associated regional radiometric anomalies.

In 2006, Old Bayswater carried out a 21,325 line km radiometric and magnetic survey of all its property interests in North Thelon.  Results of this survey were encouraging in that 18 priority radiometric anomalies were identified in favourable geological settings on all our land holdings; and a number of small circular magnetic highs were identified within the Itza Lake area that indicated the presence of kimberlites—potential host for diamonds.  Limited follow-up prospecting of the radiometric targets was undertaken in late 2006 that identified several uraniferous sites with assay values, from a limited number of grab samples from float and bedrock, ranging from 0.06% to 0.35% U3O8. In 2007, further prospecting, mapping and sampling and ground radiometric and magnetic surveys of these radiometric targets was undertaken.   Assay results from a portion of this work have confirmed that significant uranium mineralization of the sediment hosted type has been discovered in outcrop and float in the Amer West Block where Bayswater holds a 100% interest.  Prospectors collected 16 grab samples from this block which yielded between 1,050 and 2,720 ppm U (0.12% to 0.32% U3O8) with an average of 1,663 ppm U (0.20% U3O8).  This mineralization is stratigraphically hosted in phyllites and feldspathic sandstones of the Amer Lake Group, and the mineralized horizon displays significant continuity along strike in the order of 10’s of kilometers.  Limited exposure of this mineralized unit precludes an estimate of its average thickness.  Detailed grids will be established in early 2008 on at least two targets in the Amer West Block to follow-up this mineralization by completing detailed geophysics followed by diamond drilling.

Other significant 2007 results came from the Permit-2 Block—part of the 50/50 Canada Uranium Joint Venture with Strongbow Exploration Inc. (TSX-V: SBW).  Prospectors discovered a small (<0.5 m), subangular, granodiorite boulder which assayed 3,300 ppm U (0.389% U3O8). A major structural break—the Amer Lake Fault Zone, is interpreted to intersect the Thelon sandstone in the area of Permit-2 and extends southwesterly through Permit-1.  Analytical results from additional rock samples from 2007 North Thelon prospecting are still pending.

 Also in 2007, a 16,000 line kilometer fixed-wing airborne radiometric and magnetic survey was completed over the majority of newly acquired claims and permits, comprising approximately 551,600 acres, in the Itza Lake area in order to carry out an initial evaluation of the uranium and diamond potential of this region.   These new claims and permits were acquired in 2007 as a result of the 2006 airborne survey which identified a number of circular magnetic features, potentially reflecting kimberlites—potential host for diamonds as noted above, within the Itza claim block, and as a result of the uranium potential along the favourable northeastern margin of the Thelon basin with associated major basement fault structures and areas of basement peletic sediments north of the Kiggavik Trend of uranium deposits.  Preliminary results from the 2007 airborne survey indicates the presence of several anomalous radiometric targets in favorable geological settings.  These radiometric targets are planned to be detailed prospected and evaluated in 2008.

The 2008 field program at North Thelon is planned to consist of detailed geophysical, geological and prospecting surveys to follow-up 2006 radiometric targets in Permit-1 and newly discovered radiometric anomalies from the 2007 survey.  A diamond drill program, consisting of a minimum of 5,000 metres of drilling, is planned to test uranium zones of interest defined in the Amer West and Permit Area-2 areas.  A drill contractor has been secured for this work, and permitting for the project is underway.

In South Thelon, Bayswater holds a 100% interest in claims, comprising 438,677 acres, in a single north-south elongate block along the western margin of the basin—Northwest Block; and holds a 100% interest in claims comprising 843,184 acres, a 50% interest in claims comprising 175,029 acres pursuant to the CUJV which has been designated as an “earn-in property” and rights to acquire an 80% interest in claims and permits comprising 1,236,231 acres pursuant to the Uranium North option together in a single contiguous block comprising 2,254,445 acres covering the eastern margin and internal portion of the basin—Southeast Block.  The Northwest and Southeast Blocks combined total 2,693,122 acres.

The Northwest Block straddles the favourable margin of the basin characterized by major zones of basement structure, favourable basement peletic rocks, local high grade uranium occurrences on Bayswater’s claims, including the Muskox Hill occurrence that assayed 14.68% U3O8 in one grab sample from hematized and fractured basement rocks and the Hanbury occurrence with one sample of frost heaved basement rocks assaying 5.27% U3O8 and other nearby high grade occurrences, and the extension to the southwest of the conductive Boomerang trend as discussed above.  The Southeast Block covers favourable basement structure, clusters and trains of radioactive sandstone boulders and local radiometric and lake sediment uranium anomalies.

A Fugro MegaTem II survey, comprising 8,667 line km, was carried out over a part of the internal portion of South Thelon Basin within the Southeast Block in 2006. This survey identified a number of favourable conductive zones with associated basement structure that are of interest and warrant follow-up evaluation. One target, comprised of two subparallel conductors across a zone 2-3 km wide and traced for more than 5 km along strike, occurs within Bayswater’s CL claims along the extension of a 70 km long conductive trend (referred to as the “F” and “G” conductive zones) that extends northeastward onto 100% Bayswater owned claims from the adjacent Boomerang uranium property where joint venture partners Cameco Corporation (TSX: CCO) and Uravan Minerals Inc. (TSX-V: UVN) have recently completed a major drilling program for which results have not yet been announced. This major conductive trend is a strong drill target with the potential to host unconformity-type, high-grade uranium deposits similar to uranium deposits located in the geologically analogous Athabasca Basin.   In addition to Bayswater’s CL claim target, a number of favourable weakly to moderately conductive zones with associated clusters and trains of radioactive boulders occur along a major basement structure that extends northeast-southwest through the Southeast Block.  These latter targets occur on ground optioned from Uranium North.  Ground geophysical surveying commenced on some of these MegaTem II  targets last winter and drilling is planned—particularly on the Boomerang extension target subject to permitting.  Further ground geophysics is required on other targets in order to further define drill targets.

Additional deep penetrating EM surveys, comprising over 7,000 line km, were continued in 2007 using the Geotech Ltd. VTEM system on ground, not previously surveyed with MegaTem II, within the internal portion of the Southeast Block in South Thelon Basin.  Results of this survey are currently being processed and evaluated. Results of this survey identified three high priority targets that average 5 to 10 km in length and are associated with major basement structures.

To date, a total of nine EM targets of potential interest have been identified throughout the South Thelon 2006/2007 survey area.  Of these, four high priority targets, including the CL property target, have been defined that average 5 to 10 km in length and are associated with major basement structures.  These targets will be a focus for Bayswater with respect to further ground geophysical definition and drilling.

In 2007, Old Bayswater carried out a 20,000 line km radiometric and magnetic survey of all its property interests around the margin of the basin, including the Northwest Block and eastern portion of the Southeast Block, in South Thelon.  This survey identified 25 high priority radiometric anomalies marginal to the basin which were followed-up by prospecting and mapping.  Other targets within the Southeast Block, including historical radiometric anomalies and areas of MegaTem II conductors from the 2006 survey within the internal portion of the basin, were also followed-up by prospecting and mapping. Based on this follow-up work, a significant uranium showing called the Hanbury Showing was discovered in the northwest portion of the NW Claim Block in basement gneisses in close proximity to the unconformity.  This showing consists of a series of frost heaved boulders with anomalous radioactivity concentrated in chloritic fractures.  Four grab samples assayed between 1,650 and 3,010 ppm U (0.19 and 0.36 % U3O8).   This target requires further work prior to drill testing.

Further to the above 2006 airborne geophysical surveys in North and South Thelon, a number of circular magnetic features, as noted above, were identified in North Thelon, on Bayswater’s 100% owned Itza Lake claim block, as well as a number of single line magnetic features in South Thelon, on ground optioned from Uranium North, that could reflect kimberlites—important host rocks for diamonds. As a result, Bayswater significantly expanded the Itza Lake property by acquiring permits and staking claims totalling an additional approximately 793,000 acres.  This property is in close proximity to diamond company De Beers’ large diamond land holdings, and is considered to have potential for diamonds and uranium, as noted above.  Subsequently, Bayswater optioned the diamond interests in North Thelon to Stornoway Diamond Corporation (TSX:SWY), and carried out an airborne radiometric and magnetic survey of the expanded property in 2007.  Preliminary results of this survey are described above for uranium targets; whereas, its diamond potential is under review.  Stornoway completed an initial ground evaluation of some of these magnetic features for diamonds in 2007 from which results are pending (for more information see the section below entitled “Diamond Interests”).

Bayswater’s goal for 2008 will be to bring all targets to the drill stage in both North and South Thelon Basin—with drilling planned on selective targets, subject to obtaining the required permits.  Accordingly, a 4000 metre drill contract has been entered into with respect to drilling, planned as noted above, for North Thelon.  Permitting in North Thelon is well underway with respect to our planned 2008 program.  In the spring of 2007, applications for land use permits were submitted to the Mackenzie Valley Land and Water Board to allow camp establishment and diamond drilling on priority targets within the South Thelon project area.  In late August of 2007, these applications were referred to the Mackenzie Valley Environmental Impact Review Board for a full environmental assessment.  Meantime, Bayswater has been granted relief under the Canada Mining Regulations so that assessment requirements for all the claims and prospecting permits in the South Thelon project area will be put in abeyance pending a resolution of the permitting issues.

Canada Uranium Joint Venture Properties—North and South Thelon Basin, Nunavut and NWT

In January, 2006, Old Bayswater entered into a joint venture arrangement with Strongbow in order to identify, acquire and explore uranium properties in Canada—through application of the knowledge, skill and excellent contacts, particularly in northern Canada, of the Strongbow management group that includes Gren Thomas, Ken Armstrong, who also serves as a board member of Bayswater, and Rob Campbell, who also serves as an advisor to Bayswater. Bayswater is the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and Bayswater shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties for which Bayswater must fund the first $600,000 in exploration expenditures on each property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to Bayswater for inclusion in the joint venture.  Bayswater maintains the right to identify and acquire Canadian uranium properties outside of the joint venture, with no obligation to offer such projects to Strongbow unless such property is located in any of the Yukon, Nunavut, or Northwest Territories.

To date, pursuant to the joint venture, several uranium unconformity type targets have been acquired in the Thelon Basin, Nunavut and NWT as described in above sections.  Acquired targets include ten prospecting permits in two blocks, totalling 330,794 acres in the North Thelon Basin and four claim blocks comprising 175,029 acres in the South Thelon Basin.

Uranium North Resources Ltd. Optioned Property—South Thelon Basin, NWT

Prior to the amalgamation with Pathfinder, which closed in August, 2006,, Pathfinder executed a memorandum of understanding (the “MOU”) with Uranium North Resources Ltd. (formerly Diamonds North Resources Ltd.) whereby Bayswater is granted an option to earn an 80% interest in uranium rights in certain mineral lands now reduced to 1,236,231 acres of claims and permits along the southeastern margin and internally within the South Thelon Basin, Northwest Territories, Canada.  Under the terms of the MOU, Bayswater is to earn the 80% interest in consideration of making a cash payment of $100,000 (paid) and issuing a total of 2,000,000 common shares (1,500,000 shares issued pre-amalgamation). Bayswater completed its obligation to issue shares by issuing a further 294,000 shares (500,000 pre-amalgamation Pathfinder shares) in 2007. Bayswater must also incur staged optional exploration expenditures on the property totalling $4,000,000, of which $2,000,000 was completed by April 11, 2007 and a further $2,000,000 was completed by April 11, 2008. Uranium North will retain a 20% interest carried to completion of a bankable feasibility study on any uranium deposits discovered within the optioned property. Bayswater is the operator of the project.

Hermitage Belt, Newfoundland

As a result of the amalgamation with Pathfinder in 2006, Bayswater acquired a large interest in the Hermitage Uranium Belt, southwestern Newfoundland. This new uranium area is a 100 km by 10 km structural arch that hosts a number of uranium prospects. Several types of uranium occurrences have been discovered in the belt, of which stratiform sedimentary and volcanic settings are most important due to their large-scale potential. Commander Resources Ltd. (“Commander”) (TSX-V: CMD) is also exploring this belt. They have reported assay results up to 3.1% U3O8 from sandstone hosted occurrences.  Subsequent to the amalgamation, Bayswater staked additional 100% owned claims in the belt and also acquired a small strategic land package by option agreement, the Murphy Property, to acquire a 100% interest that was subsequently 50:50 joint ventured with Commander.  Within the Hermitage Belt, Bayswater currently holds a 100% interest in 268,706 acres, a 50% interest in 148,942 acres under a joint venture with Commander that was subsequently optioned to Global Gold Uranium LLC (“Global”) whereby Global can earn up to a 60% interest in the Cochrane Pond Property and rights to acquire a 100% interest in a 3212 acre block (Murphy) under an option agreement that was subsequently 50:50 joint ventured with Commander. Bayswater’s land holdings comprise more than half of this newly recognized prospective uranium belt. An airborne radiometric, magnetic and EM survey by Aeroquest Ltd. comprising approximately 4000 line km was completed in 2006 over approximately 92,705 acres (Hermitage East and West) of Bayswater’s 100% owned land holdings and the 3212 acre Murphy parcel subsequently joint ventured with Commander. Geophysical airborne survey data from the Hermitage West, East and Murphy properties identified a large number of priority weak to moderately strong radiometric anomalies and several electromagnetic conductors. Based on the final processed data, prospecting of selected targets was carried out in 2006. No uranium mineralized areas of interest were identified; however, several high priority targets remain to be examined on which Bayswater has carried out limited prospecting in 2007. As a result of limited encouragement from exploration on Bayswater’s claims to date, peripheral claims owned 100% by Bayswater and comprising approximately 179,000 acres that have not been covered with airborne surveys have been allowed to lapse.  Also, Bayswater and Commander have terminated their option on the Murphy claims due to the lack of encouraging results from exploration.

Bayswater and Commander Resources Ltd., together the “Companies”, entered into an agreement in April 2007 with Global Gold Uranium LLC (“Global Gold Uranium”), a wholly owned subsidiary of Global Gold Corporation (OTCBB: GBGD) (“Global Gold”) whereby Global Gold Uranium may earn up to a 60% interest in the Companies’ 2,600 claim, 61,000 hectare Cochrane Pond property, comprising 2,600 claims (148,942 acres), located in southern Newfoundland (the “Property”). Under the agreement, Global Gold Uranium may earn an initial 51% working interest in the Property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million (the “Initial Option”). Of the total cash payments, USD$200,000 is payable upon signing and approval (received), and of the total shares, 150,000 shares are to be issued on signing and approval (received). The first year’s committed work expenditure is $500,000. Once Global Gold Uranium has vested a 51% in the Property through the Initial Option, Global Gold Uranium shall continue funding the project by either; (a) completing the next $2 million in exploration on the Property over a maximum two (2) year term; or (b) funding and delivering to the Companies a feasibility study on the property within a maximum of three (3) years. Following completion of either (a) or (b), Global Gold Uranium will have increased its interest in and to the Property to 60% (the “Second Stage”). Should Global Gold Uranium fail to complete the Second Stage by completing either (a) or (b), the interest will flip such that the Companies will hold 51% and Global Gold Uranium 49% in and to the Property. Once Global Gold Uranium has vested the Second Stage, a joint venture will be formed, 60% as to Global Gold Uranium and 40% as to the Companies. The project will be funded pro-rata by Global Gold Uranium and the Companies according to their retained interest. If either Global Gold Uranium’s or the Companies’ interest is diluted below 10%, that party’s interest will convert to a Royalty. Either party may, at any time up to the commencement of commercial production, elect to convert the their respective interest to a 2% gross uranium sales royalty in the case of a uranium deposit or a 2% NSR in the case of a non-uranium deposit (“Royalty”). In either case, 50% of the Royalty obligation may be purchased at any time prior to commercial production for a $1,000,000 cash payment. Commander will be the Operator for the first year of the agreement, unless Global Gold Uranium chooses otherwise on or before May 1, 2007. Prior to May 1, 2007 Global elected to be the operator for the first year.

Global Gold Uranium reported completing an airborne radiometric and magnetic survey, comprising over 6396 line km, on the Cochrane Pond property in September, 2007. Global announced that 150 radiometric anomalies were identified and that a prospecting crew had been mobilized to evaluate the anomalies.  Results of this work are pending.

Wisker Valley Property, Newfoundland

Bayswater has recently entered into an option agreement to acquire a 100% interest in the Wisker Valley property covering a new uranium discovery in Newfoundland.  The property, comprising 96,553 acres, is located in the Baie Verte area of north-central Newfoundland.  It consists of 1,045 claims owned by a group of prospectors’ under option to Bayswater and an adjoining 518 claims staked and owned 100% by Bayswater.

Under the option agreement, Bayswater can acquire a 100% interest in the prospectors’ claims by making a series of staged cash and share payments and incurring property expenditures.  Bayswater is to pay an aggregate of $1,400,000 in cash ($100,000 paid), issue an aggregate of 2,000,000 common shares (200,000 issued) and incur $2,500,000 in expenditures on the prospectors’ claims over a four-year period (1st year is a commitment of $250,000). Bayswater will also grant to the vendor a 3% net smelter returns royalty upon the property of which Bayswater may purchase 1/3 (1%) for an additional cash payment of $2,000,000.

The region of the property has good infrastructure that includes several towns, seaports, and power lines.  The Trans-Canada highway is 25 km south and access to the property itself is provided by a network of bush roads.

Bayswater entered into the option agreement and acquired additional claims by staking due to the presence of grab samples collected by prospectors’ from widespread bedrock exposures which yielded assays grading up to 0.86% U3O8 with several samples containing greater than 0.1% U3O8.  Uranium has been discovered in felsic volcanics over an extensive area suggesting that the property is prospective for hosting a near-surface uranium deposit.   Felsic volcanic rocks form a belt more than 25 km long within the property with associated regional radiometric and magnetic anomalies.  The style of the mineralization appears similar to the Streltsovka complex in Russia which hosts 20 deposits within a 20 km diameter rhyolite caldera.  Combined production, reserves and resources in the deposits of the Streltsovka uranium field totals 280,000 tonnes (over 600 million pounds) of U3O8 at an average grade of 0.2% U3O8.

A follow-up exploration program was completed in 2007 on the property to evaluate mineralization discovered to date and to explore the property for additional mineralized areas in order to identify drill targets.  This program included an airborne radiometric and magnetic survey; prospecting and mapping; grid establishment with soil sampling and ground radiometric surveying; and the excavation and sampling of trenches within one area of known mineralization.  Results of this work is being compiled and further assays are pending.  Initial drilling is planned in early 2008 to test favourable targets, and a 1500 metre drill contract has been entered into.

Properties Acquired as a Result of the Amalgamation with Northern Canadian Uranium Inc.

Athabasca Basin, Saskatchewan

Bayswater acquired, pursuant to the amalgamation with Northern Canadian Uranium, three exploration properties in Saskatchewan, all within the region known as the Athabasca Basin, the source of about 32% of current world production of uranium. All properties are located immediately outside the boundary of the clastic rocks that define the present “basin”.  Bayswater owns a 90% interest in all three projects, subject to an agreement with Bullion Fund Inc. which provides for Bullion to own a 10% interest that is carried through completion of a feasibility study .  The agreement also provides for a 3 mile area of interest (“AOI”) surrounding each of the property claim blocks.  Bayswater is required to give 120 day written notice to the vendor prior to dropping any claim within the AOI.  Bayswater has entered into an agreement with Bullion Fund to purchase the 10% carried interest subject to approval by the TSX Venture Exchange.

The target and deposit types of these properties are characterized as high grade, structure-hosted deposits, related to the Athabasca Basin unconformity.   The Collins Bay Extension project is located along the eastern margin of the Athabasca Basin.  Bayswater also has two smaller properties, located along the northern border of the basin, east of Uranium City, the site of initial uranium mining in Canada.

Collins Bay Extension Property, Athabasca Basin, Saskatchewan

The Collins Bay Extension Property is located on the west side of Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin.  The CBE property consists of 37,310 hectares of contiguous mining located adjacent to Cameco’s Eagle Point uranium mine and Rabbit Lake uranium mine and mill.  The CBE project involves exploring for uranium in areas immediately east of the cover rocks of the Athabasca Basin.  Uranium mineralization occurs in the basement rocks, where the Athabasca sandstone has been removed.  These areas have the potential to host uranium mineralization that is near surface with favorable metallurgy and competent host rocks, similar to the Eagle Point Mine. The Eagle Point and Collins Bay deposits are closely associated with the Collins Bay fault zone, and have a global resource of approximately 140 million pounds U3O8.  The CBE claim block covers over 25 kilometers of the prospective strike extension of the Collins Bay structure.

Northern Canadian Uranium developed a two-phase exploration strategy at the Collins Bay Extension project. Northern Canadian Uranium , prior to the amalgamation with Bayswater, prepared a fully integrated high-resolution exploration data base covering the entire 37,000 ha property.  The data set has integrated regional geological data, with recently acquired V-TEM time-domain EM and airborne magnetics data from its recently completed survey.  The exploration database has identified prospective environments, associated with fault zones and  airborne geophysical conductors, that extend for a combined strike length of over 100 kilometers.  In order to further prioritize the selection of favorable target environments, Northern Canadian Uranium  developed a geological model, based on field tours of operating mines and available literature.  Northern Canadian Uranium  also developed a unique uranium geochemical sampling technique.  The methodology of the technique combines the collection and analysis of conventional geochemical samples using commercial laboratories, with on-site, real- time evaluation of radon gas, extracted from sediment pore water from the same samples.  Northern Canadian Uranium completed an orientation survey using this new technique over Cameco’s O-2 Next deposit.  The results confirmed the usefulness of the geochemical method, with mineralized areas showing a very strong anomalous signature.  The exploration method is beneficial because the real-time analysis provides the on-site geologists with immediate results, which can be followed-up with immediate additional sampling and confirmation of results. In 2007, a 1,400 sample program, utilizing this technique, was completed covering the CBE project area to further evaluate favourable conductive zones and structures in order to identify and prioritize the most prospective drill targets.  Results from this survey identified a large number of coincident geochemically anomalous zones associated with conductive zones in favourable geologic settings.  These targets have been prioritized for drill testing.

NCA, prior to the amalgamation with Bayswater, also carried out exploration to identify the  north-east extension of the Collins Bay Fault, which is a major controlling feature for uranium deposits in the eastern Athabasca Basin.  Northern Canadian Uranium ’s 2007 winter drilling program intersected the targeted fault zones, hosted in favorable geological settings, with prospective alteration that includes early chlorite–illite assemblages superimposed by texture destructive hematite-quartz alteration.  The altered fault zones contain elevated gamma radiation and uranium mineralization in places, that assayed up to 0.03% U3O8.   While these values are sub-economic, the combined results of favorable structure, strong alteration and anomalous uranium content confirm the prospectivity of the targeted Collins Bay fault zone extension, which has been identified over a strike length of 6 km.  Several anomalous geochemical targets from the 2007 survey have been selected for drill testing along this fault structure.

Bayswater plans an extensive drilling program in early 2008 comprising 7000 to 10,000 metres of drilling in about 24 to 35 holes to test favourable targets within the CBE project area.    A drill contract has been entered into and permits for this work have been obtained.

Coin Canyon Property, Athabasca Basin, Saskatchewan

The Coin Canyon property consists of one claim comprising 923 hectares that covers three outcropping uranium occurrences.  Uranium mineralization occurs as structurally controlled / shear zone type mineralization which assays up to 3.7% U3O8.  The three occurrences are hosted in the footwall gneisses, similar to some of the deposits in the Uranium City and Collins Bay areas. All historic geological data has been compiled and the property has received reconnaissance sampling and mapping to confirm the uranium mineralization and prospectivity for exploration drilling.  A well defined target is present, that extends over a  strike length of more than 3 kilometers.  Drilling of this target is being considered for 2008.

Viking Property, Athabasca Basin, Saskatchewan

The Viking property consists of one recently re-staked claim covering 2,106 hectares, located on the north side of the Athabasca Basin, east of  Uranium City.  As a result of re-staking, the property was expanded to cover four additional structurally controlled uranium prospects hosted in the footwall gneisses, similar to some of the deposits in the Uranium City and Collins Bay areas.  The property also contains a large area of iron oxide alteration with potential for REE elements  located north and northeast  of the main uranium occurrences.  All geological data has been compiled, and the property has received reconnaissance sampling and mapping.  Additional work will be considered during 2008.

Uranium Properties in the United States

Properties Acquired as a Result of the Amalgamation with Kilgore Minerals Ltd.

As a result of the amalgamation with Kilgore which closed in July 2007, Bayswater owns a 100% interest in 22 uranium properties comprising approximately 30,142 acres in 1,003 claims and 12 state leases in Montana, Wyoming, Nevada and California; and in addition owns rights to two surface and mineral leases covering 14,319 acres of prospective uranium lands in Carter County, Montana. These leases provide for surface access rights to lands under which Bayswater has mineral ownership through the location of federal lode claims by Kilgore, and rights to privately owned minerals on a portion of one of the leases comprising 1100 acres.  On six of Bayswater’s properties in Montana, Wyoming, Nevada and California, it owns approximately 12.5 million pounds of non NI 43-101 compliant historical uranium resources. A significant portion of these uranium resources offer short term production potential—particularly in Montana, Wyoming and Nevada. For these resource properties, Bayswater has commenced a program of baseline studies and permitting, and plans to carry out an extensive and comprehensive program in 2008 to advance all projects towards feasibility consisting of confirmation and step-out drilling and metallurgical testing as well as hydrological, disequilibrium and/or slope stability studies where required. Also, numerous additional properties in Wyoming and Montana have known uranium mineralization and defined targets for drill testing and potential resource delineation. These additional properties are planned to be evaluated by surface work and also possibly by drilling over the next year.  Detailed compilations and assessment of all historic data for Montana, Wyoming and Nevada properties is being completed as well as economic modeling of historic resources in order to assist in formulating our exploration programs. Bayswater has budgeted approximately $10.0 million for exploration and resource delineation on these U.S. properties over the next year. Pursuant to the amalgamation with Kilgore, Norman Burmeister, former CEO and president of Kilgore, has continued as a special advisor to Bayswater on its U.S. operations.

Montana and Wyoming Properties

For details on the Montana and Wyoming properties the reader is referred to Information Concerning Bayswater - Material Mineral Projects.

Kilgore, prior to the amalgamation, acquired 20 uranium properties in Carter County, southeast Montana and Crook County, northeast Wyoming comprising of approximately 27,582 acres in 820 claims and 12 state leases; plus an additional 14,319 acres in two surface and mineral leases, including 1100 acres with rights to minerals, in Carter County, southeast Montana.

Under one of the surface and mineral lease agreements, comprising 1200 acres (the “Schlosser Lease”) covering a portion of Bayswater’s 100% owned Ella claims, Bayswater is responsible for payment of production royalties at rates of between 1% and 3% based on gross value of mineral materials sold and for making certain minimum annual royalties payable in advance. Annual advance minimum royalty payments made by Bayswater shall be applied as a credit against production royalties. The first annual advance minimum royalty payment, being $10,000, was due and paid on November 1, 2005, and increases on each anniversary date thereafter to a maximum of US$100,000 by the 14th anniversary date. The annual minimum royalty payment will also increase upon commercial production of mineral materials from the lease.  The primary term of the lease is for twenty years, and with a consecutive secondary term thereafter that begins on the twentieth (20th) anniversary, unless terminated sooner.

Under the second surface and mineral lease agreement comprising 13,119 acres of surface lease lands that covers Bayswater’s 100% owned Acadia claims and includes 1100 acres of mineral lease lands (the “Cochrane Lease”), Bayswater paid an upfront payment of US$25,000, and is responsible for payment of production royalties at rates of between 2% and 5% based on net value realized from sale of minerals, and subject to certain minimum annual royalties payable in advance.  Advance annual minimum royalty payments made by Bayswater shall be applied as a credit against production royalties.  The advance annual minimum royalty is US$3.00 per acre during the primary term, increasing to US$6.00 per acre on the tenth (10th) anniversary date.  The primary term of the lease is for ten years, and with a consecutive secondary term thereafter that begins on the tenth (10th) anniversary date, unless sooner terminated.

Kilgore, prior to the amalgamation, acquired two extensive uranium exploration data bases covering portions of southeast Montana and/or northeast Wyoming.  One package includes rotary and diamond drill core data from 529 holes with a total footage of approximately 1,000,000 feet. The work was completed over a period of 10 years (1970–1980) by Montana Nuclear, American Nuclear, Exxon, Amoco and Uranium Resources Inc. The majority of the work was carried out on what is now Bayswater’s Ella claims in Carter County, Montana.  The second data package includes an extensive uranium exploration data package covering northeast Wyoming and southeast Montana. The data documents work which was carried out by Kerr-McGee Corporation from 1970 through 1977 and a joint venture between Kerr-McGee and Chevron Minerals from 1978 onward. Exploration continued until 1988, when Kerr-McGee exited the uranium business, albeit at a reduced level of activity due to the collapsing uranium market and growing adverse public sentiment towards nuclear power. Ongoing exploration was at the zeroing in and grid drilling phases, particularly on the Mindy and Acadia/Cochran deposits, when the program was phased out.  Pursuant to the latter data base purchase agreement (the “Tronox Agreement”), Bayswater agreed to pay an NSR of 0.25% on uranium production from certain mineral lands within Carter County, Montana and Crook County, Wyoming and to pay a bonus of US$100,000 in the event a uranium mine is constructed in the same region. Information from these data bases has been compiled and assessed and forms the basis for the historical resources as stated below for Montana; and also forms the basis for a program of confirmation and step out drilling planned for next year in Montana on the various resource properties owned by Bayswater.

Based on over 4500 rotary drill holes completed by the above companies primarily in the 1970’s to 1980’s, a 56 mile long stacked grouping of roll fronts in Carter County Montana and a 26 mile long stacked grouping of roll fronts in Crook Country, Wyoming were identified—along which all of Bayswater’s current properties are situated that together comprise more than 40 miles of strike extent of potential stacked groupings of roll fronts. These roll fronts on Bayswater’s land are considered highly underexplored along the geologic extensions to the known deposits.

A further data base, available in the Marriott Library at the University of Utah, documenting work carried out by Federal Resources in Wyoming on the Busfield, Vickers and other uranium prospects in the region in reports dated 1973 was compiled and assessed. The historical resource estimates below for the Busfield and Vickers deposits on Bayswater’s claims are based on these reports. Potential exists for expanding the resource base on the Busfield deposit as well as outlining additional resources on other uranium prospects in the region.

The following tables document non NI 43-101 compliant historical resources, associated with the stacked roll fronts, that are located on Bayswater’s 100% owned land in Montana and Wyoming as outlined above, as summarized in WIM Report, as available on SEDAR at www.sedar.com and incorporated by reference herein.

State of Montana Properties Historical Resource Estimate (Alzada Project)

Property	Resource Class	Short Tons	Average Grade % eU3O8	Pounds eU3O8
Acadia Claim Group including Cochrane Agreement Area[1,2]	Historical	2,080,000	0.125%	3,700,000
Ella Claim Group[3]	Inferred	327,000	0.30%	1,960,000.
Mindy Claim Group[1]	Historical	449,000	0.156%	1,400,000
Total		2,856,000		7,060,000

1 Amounts shown are gross values. Net Bayswater mineral ownership percentage is subject to the Tronox Agreement

2 Amounts shown are gross values. Net Bayswater mineral ownership percentage is subject to the Cochran Lease

3 Amounts shown are gross values. Net Bayswater mineral ownership percentage is subject to the Schlosser Lease

State of Wyoming Properties Historical Resource Estimate (Elkhorn Project)

Area	Resource Class	Short Tons	Average Grade % eU3O8	Lbs Contained eU3O8
Busfield	Historical	158,025	0.108	341,411
Vickers	Historical	14,672	0.084	24,568
Total		172,697		365,979

The above tables document historical resources in Montana and Wyoming. These historical resources are comprised of roll front deposits hosted in Early Cretaceous sandstones of the Lakota and unconformably overlying Fall River Formations, forming part of the Powder River Basin, that dip gently northwesterly off the northern flank of the Black Hills uplift.  The Ella, Acadia/Cochran and Mindy deposits in southeast Montana occur at depths ranging from 1965 feet (599 metres) to 900 feet (274 metres) on roll fronts. The Lakota Formation hosts the Ella deposit and the Fall River Formation hosts the Acadia/Cochran and Mindy deposits; whereas, the Busfield and Vickers deposits in northeast Wyoming occur at or near surface to depths of up to 100 feet (30 metres) in the Fall River Formation.

The past producing Hauber deposit, which was mined by Homestake Mining Corporation via underground room and pillar methods during the 1950’s, is located in proximity to the Busfield and Vickers deposits about 12 km to the west.  The deposit is hosted in the Lakota Formation at depths of about 400 feet (122 metres) along the same roll front that hosts the Ella deposit in Montana.  According to published reports, the Hauber deposit produced an estimated 600,000 tons at a grade of 0.23% U3O8 (Approximately 2.76 million pounds U3O8).  Other deposits occurring in the area of the Wyoming properties, which were mined, include Barlow Canyon as well as other unnamed occurrences.  Limited production also occurred at the Busfield and Vickers deposits.

As stated above, Bayswater is planning an aggressive program next year, subject to permitting, to confirm the historical resources and outline additional resources on the Acadia/Cochran, Ella and Mindy properties in Montana and bring into compliance with NI 43-101. Metallurgical testing and hydrological and disequilibrium studies will also be undertaken on these properties.

During the fall of 2006, NCA carried out drilling on claims in conflict with certain prior claims located by Kilgore, prior to the amalgamation, covering the Busfield and Vickers deposits in Crook County, Wyoming.  This work, that comprised resource drilling on the Busfield deposit, is referenced in the section “Material Mineral Projects for NCA” herein. Also, additional deposits with historical uranium resources are located on claims held by NCA in this same region.  This matter of the conflicted claims was resolved pursuant to the closing of the amalgamation with NCA in December 2007.  Bayswater plans an extensive drill program to expand the resource base of the Busfield deposit and to carry out surface evaluation and drill testing of other uranium deposits, occurrences and targets in the region(for further information see the section “Elkhorn Property, Crook County, Wyoming” below).

Mountain West Uranium Property - Elko County, Nevada

Bayswater’s wholly-owned Mountain West property is comprised of 96 lode claims located in Elko County, Nevada approximately 5 miles east of the small village of Mountain City. The claims are all location within the Humboldt National Forest. Uranium mineralization occurs in a paleo stream channel that was extensively explored by Utah Mining and Construction and its successor, Pathfinder Mines (Areva), during the 1960’s and 1970’s. Approximately 360 holes were drilled in this time period.

Bayswater acquired a database on the Mountain West Property that documents the above work.  The database was acquired for an initial cash payment of US$50,000, with a further cash payment of US$100,000 to be made when Bayswater receives a Nevada mine permit. The acquisition agreement also includes the grant of a right of first offer to UG USA, Inc., under which Bayswater has entered into an agreement for the sale of uranium concentrates to UG USA, Inc.   The right of first offer applies to the first one million pounds of uranium concentrate production from the Mountain West Property, at a 1% discount to the prevailing spot price of uranium.  Compilation and review of this data base is underway.

Two zones of uranium mineralization, the Rim and the Groundhog, were closely drilled in a modified grid configuration by Pathfinder. Historical resources, described as lying within tentative pits, totalling 338,600 tons with weighted average U3O8 content of 0.151% for a total resource of 1,025,400 pounds of uranium have been reported by Pathfinder. This resource is not compliant with NI 43-101.

The resource is near surface and may be suitable for open-pit and/ or underground mine development. Bayswater has completed base line studies and submitted an application for an exploration permit to conduct confirmation drilling and acquisition of mineralized material for metallurgical testing and disequilibrium evaluation on the Mountain West property in 2008.  Diamond drilling will be necessary for this phase of drilling and possible drill contractors are reviewing the program.  Core samples will also be used for slope stability and rock mechanic studies.  Based on results of this phase of drilling, further in-fill and target drilling is planned in order to outline additional resources on the property and bring all resources into compliance with NI 43-101.

Juniper Property - Tuolumne County, California

Bayswater’s 100% owned Juniper property is comprised of 87 lode claims located in Tuolumne, County, California, approximately 40 miles northwest of Sonora. The claims are all located within the Stanislaus National Forest.

Uranium mineralization occurs in a series of roll fronts within a paleo stream channel that is believed to be at least 5 miles long. There was a small tonnage of uranium production from the far eastern end of the channel in the 1950’s. Exploration was carried out by Utah Mining and Construction and its successor, Pathfinder (Area) during the 1960’s and 1970’s. Available records indicate that 365 exploratory holes were drilled up to 1980. An historic resource of 1,042,000 tons at an average grade of 0.193% U3O8 or 4,018,100 pounds contained U3O8, was estimated from this work by Pathfinder. This resource is not compliant with NI 43-101 and therefore does not have the relevance and reliability of an estimate under NI 43-101.

Bayswater plans to conduct an environmental review of the Juniper property to determine the parameters for and the viability of permitting a uranium mining operation in the area.

Properties Acquired as a Result of the Amalgamation with Northern Canadian Uranium Inc.

Uranium Properties in the Powder River Basin:  Wyoming and South Dakota Properties

NCA prior to the amalgamation with Bayswater, acquired a 100% interest in over 12,000 acres of uranium mineral claims and State of Wyoming leases (the “Properties”) subject to variable royalties as provided in an exploration and option to purchase agreement (“EAOP”) dated March 14th, 2006 between NCA and Miller–Berdahl Partnership (MB). This agreement provides for an area of interest (“AOI”) with an assignment of a variable production royalty to MB.  The Properties are located in four historic uranium producing districts and one undeveloped uranium district.  Four project areas are located in northeast Wyoming, in Campbell, Crook, Niobrara and Weston counties.  One project is located in adjacent areas of northwest South Dakota in Custer and Fall River counties.  NCA also staked and received additional mineral claims covering 14,635 additional acres on USBM managed lands, bringing NCA’s total mineral holdings to 876 claims plus state leases comprising 26,635 acres.  NCA also acquired three surface and mineral Agreements with fee owners, subject to annual payments and royalty agreements, covering 10,001.19 acres.

Under the EAOP agreement, Bayswater is responsible to make all payments for holding costs, and retains an option to purchase the Properties, subject to a royalty interest and to completing the following terms within a three year period:

Initial Consideration Payment:	$25,000 (Paid)
Upon Receiving TSX Approval:	$125,000 (Paid)
200,000 Shares NCA to be issued (Issued)
First Anniversary Payment	$100,000 (Paid)
100,000 Shares NCA to be issued (Issued)
First Year Work Commitment	$100,000 (Paid)
Second Year Payment:	$200,000 to (paid)
100,000 Shares NCA to be issued (equivalent Bayswater shares) (issued)
Third Year Payment:	$300,000 to be paid prior to March 14, 2009
100,000 Shares NCA to be issued (equivalent Bayswater shares) to be issued prior to March 14, 2009

If Bayswater completes its option to Purchase the properties, Miller-Berdahl shall receive a net smelter return production royalty based on the following:

1)

For Federal mining claims included in the original EAOP agreement and for new properties acquired within the areas of interest pursuant to the agreement prior to March 14, 2006, MB will receive a 2.5% royalty, except in the case of State of Wyoming leases, which are described below in item 2).

2)

For State of Wyoming lease properties included in the EAOP, MB will receive a 1% royalty.

3)

Mining claims that are located within the AOI, and which are staked after March 14, 2006, MB will receive  a 2.5% royalty.

4)

For new properties held by a third party within the AOI, and acquired by NCA after March 14th, 2006, MB will receive a royalty of 2.5%, which shall be reduced by the amount that the total royalty due on any property shall exceed 4.5%, to a minimum of 1%.  The intent of this clause is obtain a maximum royalty on any new property of 4.5%, but also to insure that MB receives a 1% royalty.

5)

Bayswater is obligated to make all production royalty payments owing against the Properties pursuant to third party agreements included in the EAOP agreement.  If the combined total burden of all royalties against any parcel subject to the agreement exceeds 4.5%, the royalty due to MB shall be reduced by the amount that the total royalty burden is in excess of 4.5% so that the total royalty burden on any parcel of land shall not exceed 4.5%, with the exception of State of Wyoming leases.

All the Properties, subject to the MB agreement, are located within the northeastern Powder River Basin (PRB) —a prolific source of natural resources with well-developed infrastructure, and a proven mining friendly environment.  The PRB produces uranium, coal, petroleum, and natural gas. Bayswater’s properties lie within four historic uranium producing districts and one undeveloped uranium district. Three uranium mines are in production in this region, which employ in-situ recover of uranium mineralization. Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.  Since 1995, Wyoming has been the leading producer of uranium in the U.S. and also contains the largest uranium reserves in the U.S.

Prior to the amalgamation with Bayswater, NCA focused exploration work on the Busfied deposit within the Elkhorn Project, and completed Phase I and II drilling programs which defined a NI 43-101 compliant indicated uranium resource of 250,000 tonnes at 0.08 % for 397,000 lbs eU3O8.  The Busfield resource remains open in three directions for expansion and occurs within the central region of a 12 mile (20 km) long trend of uranium mineralization defined by historic drilling and five historic open pit mines.

Elkhorn Property, Crook County, Wyoming

The Elkhorn property consists of 8,340 acres of BLM land held in 417 claims, three Wyoming State leases covering 1440.7 acres, and three surface and mineral agreements on fee lands, covering 10.001.19 acres.  All properties are held subject to the Miller Berdahl EAOP agreement.

The Elkhorn property covers uranium mineralization identified in historic open pit mines in three areas that received extensive historic drilling by Federal Resources and other U.S. corporations in the 1950’3 to early 1980’s.  Uranium occurs near surface along a northeast trending stratigraphically controlled zone that extends over 12 miles along trend, and is part of the regional roll-front system that extends southwest to the Hauber mine, and north-northeast to Bayswater’s Montana properties.  NCA, prior to the amalgamation with Bayswater, acquired properties in three specific mineralized areas within this 12 mile segment of the regional roll-front (North Elkhorn, Central Busfield, and Southern Storm).

The North Elkhorn area contains extensive historic drilling that was completed by Federal Resources in the 1970s.

In the Central Busfield Mine area, uranium was mined from an existing open pit, which contains outcropping uranium mineralization.  The mine area also contains extensive historic drilling which identified non NI 43-101 compliant uranium resources.  NCA established a NI 43-101 compliant uranium resource estimate from drilling programs completed in 2006.  This drilling program evaluated over 350 historic holes and included a total of 70 new drill holes drilled by NCA.  The resource estimate was prepared by SRK Consultants in Denver Colorado.  SRK has calculated the following resource, which remains open in three directions for further exploration:

Busfield Mine Area Resource Estimate

Cutoff eU3O8	Category	Tons	Average Grade eU3O8	Contained Pounds eU3O8
0.05%	Indicated	250,000	0.08% eU3O8	397,000
0.05%	Inferred	3,000	0.08% eU3O8	5,000

Uranium mineralization at Busfield is sandstone-hosted and occurs very close to surface, at depths generally less than 60 feet. The Busfield drilling and resource estimate include an area of approximately 600 feet (N-S) by 600 feet (E-W). The deposit is conformable, and remains open for further exploration and expansion, to the northwest and south.  The goal of Bayswater is to trace the deposit along strike and down-dip, and to evaluate the uranium potential near surface for open pit mining, and at depth for potential in-situ recovery mining typical of a number of other mining operations in this region.  The Busfield resource is located within a 1.6 mile (2.6 km) long, northwest-southeast trending zone of uranium occurrences and mines.  The resource lies 3200 feet southeast from the historic Vickers mine and is immediately southwest of the historic Busfield open-pit uranium mine.  It is located 6,200 feet (1,9 km) northeast of the historic Quad open-pit uranium mine.

The southern Storm area contains a historic open pit uranium mine, however very little historic drill data has been identified.  The Storm mine is located approximately 6 miles northeast from the historic Hauber uranium mine.

Field mapping and ground radiometric surveys have been completed over all areas of historic mining and drilling by NCA.  Wide-spread near surface uranium mineralization has been identified within the regional trend of uranium mineralization at the Elkhorn Project.  Extensive additional drilling is required to convert historic resources to compliant NI 43-101 resources, and to expand areas of known uranium resources.  Two types of drilling are planned, including “Resource Definition” drilling and “Reconnaissance” drilling.  “Resource Definition”  drilling will be completed in areas containing  historic resources, defined by previous mining companies, in a manner necessary to calculate NI 43-101 compliant resources, including relatively close spacing on a regular grid with both core and RC drilling to provide radiometric, geological and geochemical data.   Bayswater is planning an extensive program of drilling on this project in 2008 that will involve well over 250 drill holes.  Permitting for up to over 500 drill holes has been partially granted and the balance of the permitting approvals is anticipated shortly.  Bayswater is in discussion with possible drill contractors for this project.

Mule Creek Property,  Niobrara and Weston Counties, Wyoming

The Mule Creek property consists of 322 mining claims covering 6,440 acres, and four Wyoming State leases covering 2,560 acres for a total of 9000 mineral acres. The property contains two uranium prospects, located immediately west of the historic Edgemont  uranium district in adjacent South Dakota. Geologists have completed field mapping and ground radiometric surveys, combined with evaluation of historic drilling records.  Planning for drilling on this project is in progress.

Aladdin Property, Crook County, Wyoming

The Aladdin property consists of four Wyoming State leases covering 1,194.13 mineral acres, located just north of the historic Aladdin uranium district.   Compilation and drill targeting is in progress.

Pumpkin Buttes Property, Campbell County, Wyoming

The Pumpkin Buttes property consists of 78 mining claims covering 1,560 acres and two Wyoming State leases covering 1,280 acres for a total of 2,840 acres.  The property contains two uranium prospect areas, located approximately 70 miles west of the Edgemont and Mule Creek project areas.  Pumpkin Buttes is located in one of the most productive and competitive areas of Wyoming, as the region produces uranium, coal, oil, and coal bed methane.  Further evaluation of this property is required prior to considering any drill testing.

Edgemont Property, Custer and Fall River Counties, South Dakota

The Edgemont property consists of three closely spaced land holdings consisting of 59 mining claims covering 1,180 acres located within an area of historic uranium mining.   The three properties cover portions of a uranium mineralization trend that extends over a strike length of 18 miles. The western-most project area is located immediately adjacent to Powertech Resource’s Dewey uranium project, which has a reported historic uranium resource in excess of 8 million pounds.  Powertech is currently preparing a feasibility study on the Dewey project.  Geologists have completed field mapping and ground radiometric surveys on Bayswater’s properties as well as completion of evaluation of historic drilling records in order to identify and plan additional drilling in areas of uranium mineralization.

Uranium Properties in the Great Basin, Nevada

NCA., prior to the amalgamation with Bayswater, acquired a 90% interest in three uranium project areas, covering 2480 acres in southwestern Nevada, subject to the agreement with Bullion Fund Inc. as outlined above.  All three areas have uranium mineralization  identified in various geologic settings with historic assays reported from grab and bulk samples.  One project area has historic production and historic company reports state that historic drilling identified areas of continuous mineralization. The projects are at an early stage and are well suited for exploration and drilling.  Nevada is a well established mining state and has favorable infrastructure and climate for mining.

Carrol R Mine Property, Mineral County, Nevada

The Carol R property consists of 24 mining claims covering 480 acres centered on the historic Carol R open pit uranium mine, which produced uranium in 1955-56.  Historic reports indicate uranium minerals occur within stratigraphic units that contain carnotite as disseminations and along bedding planes and fractures.  State of Nevada records list one sample analysis that reported 0.94% eU3O8. The property was drilled in 1972 and historic reports state that significant inferred uranium resources were identified (these results are non-compliant with NI 43-101 and require confirmation sampling). Bayswater plans to assess the probable need for detailed sampling and mapping on the property to determine the potential size of the mineralized areas in planning for future drill programs.

Holiday Property, Mineral County, Nevada

The Holiday property consists of 20 mining claims covering 400 acres centered on the historic Holiday Mine, which is reported (non-confirmed) to contain intrusive hosted uranium mineralization within faults at the contact between albitite dikes and a quartz monzonite stock.  Historic reported samples contain up to 0.22% U3O8 and 0.85% thorium (these results are non-compliant with NI 43-101 and require confirmation sampling).  Bayswater plans to conduct sampling and mapping to determine the size of the mineralized area and to evaluate the potential of the property in order to plan additional exploration.

Green Monster Property, Clark County, Nevada

The Green Monster property consists of 80 unpatented mining claims covering 1600 acres that surround 4 patented mining claims covering the historic Green Monster mine (not held by Bayswater).  The Green Monster mine produced significant lead and zinc, which contained reported elevated uranium content.  A 5 ton bulk sample from the mine, collected in 1951 reportedly contained 1.09% U308 with individual samples containing up to 10.5% U3O8 (these results are non-compliant with NI 43-101 and require confirmation sampling).  Bayswater plans to conduct reconnaissance mapping and sampling to confirm the potential size of the mineralized area.

Properties Acquired Directly by Bayswater

Baca Property, New Mexico

Bayswater entered an agreement dated August 11, 2007 whereby Bayswater has been granted an option to acquire a 100% interest in 127 federal lode claims located in New Mexico Under the terms of the agreement, Bayswater can earn a 100% interest in the claims by paying US $500,000 (US $50,000 paid) and issuing 1,000,000 common shares (100,000 issued) over a four year period. A NSR of 4% on mineral products produced will be payable on the claims. Bayswater retains the right to purchase one half of the NSR (2%) at any time for $2,000,000. A 4% NSR is also payable on production from mineral rights acquired by Bayswater within a one kilometer perimeter of the property unless such  production is already burdened by a royalty or similar interest, in which case Bayswater will only be required to pay a 1% NSR. Upon the fourth anniversary of the option agreement, advance royalty payments of US $50,000 are to be paid annually and will be credited against future production royalties.

The Baca property has potential for roll front uranium deposits associated with favourable sandstone units on the margin of the Colorado Plateau—known for its uranium deposits, many of which have been in production previously. Data is currently being assembled and compiled on this property to determine Bayswater’s programs, including drilling.

Hurricane Cliffs Property, Utah

Bayswater has entered into an agreement whereby Bayswater has been granted an option to acquire a 100% interest in 51 federal lode claims and a mineral lease located in Washington County, Utah.  Under the terms of the agreement, Bayswater can earn a 100% interest in the Hurricane Cliffs Property by paying US $250,000 (US $25,000 paid) and issuing 500,000 common shares (50,000 issued) over a four year period. A NSR of 3% on mineral products produced will be payable on the claims. Bayswater retains the right to purchase one third of the NSR (1%) at any time for $1,000,000. A 3% NSR is also payable on production from mineral rights acquired by Bayswater within a one kilometer perimeter of the property unless such  production is already burdened by a royalty or similar interest, in which case Bayswater will only be required to pay a 1% NSR. Upon the fourth anniversary of the option agreement, advance royalty payments of US $25,000 are to be paid annually and will be credited against future production royalties.

The Hurricane Cliffs property has potential for structurally controlled uranium deposits associated with favourable host units on the margin of the Colorado Plateau. Deposit models for this property are considered to include the Pitch Mine in southwestern Colorado and the Swanson deposit in Virginia.  Data is currently being assembled and compiled on this property to determine Bayswater’s programs including drill testing.

Uranium Properties in Niger, West Africa

Properties Acquired Prior to the Amalgamation with Northern Canadian Uranium Inc.

Bayswater has applied directly and indirectly for 16 uranium concessions in two blocks in the Tim Mersoi Basin, Niger, West Africa. These concessions comprise approximately 8,000 sq km in favorable structural and stratigraphic settings in the region of sandstone type uranium deposits several of which are currently producing in Niger —including the Akouta underground mine and Arlit open pit mine operated by Areva. The president of Bayswater visited Niger in 2006 and examined several deposits including one operating underground mine owned by Areva. The government of Niger has undertaken a review of its mining code which has led to a delay in its granting of subsequent concessions including those applied for by Bayswater. The government process was completed as of November 1, 2006, and Bayswater reapplied, which it was required to do under the new system, for its concessions. When Bayswater reapplied it was able to modify the concession areas, previously applied for, based on new information Bayswater obtained in regards previous airborne geophysical surveying of Niger including the uranium mine area and the proposed concessions. Bayswater has been notified that the process for granting of the concessions is now underway. Once the concessions are granted Bayswater plans an airborne radiometric and magnetic survey and follow-up prospecting of anomalous targets in order to define uranium targets of interest for subsequent drill testing. Bayswater cannot be certain that all or any of the concessions applied for as above in Niger will be granted as the government system of granting of concessions is still uncertain in some respects.  Because of the uncertainties in the Niger mining policies, Bayswater anticipates that it will likely be granted only half of the concessions currently applied for.

Concessions currently applied for include one block of 12 concessions (4 applied for by Bayswater and 8 applied for by Longview under option to Bayswater) located along the stratigraphic extension of the mine area in a region of northeasterly fault structures as indicated by surficial features and airborne geophysics; and a second block of 4 concessions southwest of the mine area along the extension of favourable faults and other known uranium deposits and prospects.

Bayswater entered into an agreement in 2005 with Longview to acquire a 100% interest in two concessions in two blocks, comprising 4000 sq km that Longview had applied for. Under the terms of the agreement with Longview, Bayswater has an option over two years from the date of granting of the concessions by Niger and approval of the transaction by the Exchange to earn a 100% interest in each concession by making staged cash payments of an aggregate of $210,000 per concession and issuing to Longview an aggregate of 550,000 common shares in staged issuances. Additionally, under the agreement, $200,000 shall be paid and 250,000 shares issued to Longview by Bayswater upon receipt of Exchange approval. Certain costs of Longview prior to such approval are to be advanced by Bayswater as part of the above initial $200,000 payment. Subsequent to the agreement with Longview and changes to the mining code in Niger that became effective November 1, 2006, Longview reapplied for 8 uranium concessions, comprising 4000 sq km (approximately 1.0 million acres), in one block northwest of the mine area in north central Niger. The agreement remains subject to Exchange approval and subject to amendment in the event all the concessions are not granted to Longview.

Bayswater entered into an agreement in 2005 with a third party to acquire a 100% interest in two additional uranium concessions in two blocks, comprising 4000 sq km, located in Niger, West Africa. Under the terms of the agreement, Bayswater is to acquire the concessions by making staged cash payments and share issuances to the third party of an aggregate of $10,750 per concession payable in cash and $10,000 per concession payable through the issuance of common shares of Bayswater. Also, Bayswater is to issue an additional 10,000 shares per concession still held by Bayswater at the end of 12 months following the date of each concession grant, upon receipt of Exchange approval. Subsequent to the agreement and changes to the mining code in Niger that became effective November 1, 2006, Bayswater reapplied for 8 uranium concessions, comprising 4000 sq km (approximately 1.0 million acres), in two blocks—one, comprising four concessions, adjoining the Longview block northwest of the mine area as above and a separate block of four concessions southwest of the mine area along the structural extension of the uranium district into the Tim Mersoi basin. The agreement remains subject to Exchange approval and subject to amendment in the event all the concessions are not granted to Bayswater.

To date, two of the concessions comprising approximately 1000 sq km that were applied for directly by Bayswater, northwest of the mine area, have recently been granted to Bayswater.  No work is planned on these concessions until all the concessions are granted and civil unrest in the country is under control and it is safe to work in Niger.

Properties Acquired as a Result of the Amalgamation with Northern Canadian Uranium Inc.

Tim Mersoi Basin Concession Applications

Prior to the amalgamation with Bayswater, NCA submitted applications for 4 exploration concessions totaling 2000 sq km in the Tim-Mersoi Basin, northern Niger, west of the Arlit uranium mining district adjoining concession application areas applied for by Bayswater.  These applications are targeted in areas with historic exploration carried out by Pan Ocean Petroleum in the late 1970’s.  Public historic information from this work contains extensive drilling and surface geophysical data.  Bayswater plans to compile project data once the concessions are granted prior to formalizing its exploration program.

Djado Basin Concession Applications

In addition, NCA has submitted applications for 8 concessions in the Djado Basin, in northern Niger.  This is a grassroots exploration play, based on the presence of  a prospective sedimentary basin, similar to the Tim Mersoi.   Once concessions are granted, available data will be compiled and exploration planning will be undertaken.

Uranium Properties in Mali, West Africa

Properties Acquired as a Result of the Amalgamation with Northern Canadian Uranium Inc.

Pursuant to the amalgamation with NCA, Bayswater has acquired rights to certain tracts of land in northeast Mali.  Exploration opportunities are being pursued in northeast Mali, based on the recognition that the area contains similar geology to adjacent Niger—the world’s fourth largest uranium producer.  NCA established a subsidiary company in Mali, Northern Canadian Minerals Inc Mali that is now a wholly owned subsidiary of Bayswater, which holds the rights to the properties.

Samit Property, Tilemsi Basin, Mali

The Samit property consists of one Establishment Agreement covering 1000 square kilometers which provides Bayswater with the exclusive right to explore for and mine uranium for a term of 30 years.  The property is located in northeastern Mali, immediately west of the uranium producing region of Niger.  Bayswater is obligated to complete a work expenditure commitment of $180,000 during the first year of the Establishment Agreement in order to maintain the Agreement.  Bayswater is granted extensive support for exploration and development, including but not limited to import and operating tax and duty holidays.  In the event that a viable deposit is identified and developed, the government is granted a 10% carried interest in the project; and is also granted the option to purchase up to an additional 10% interest in the project. Also, upon production, the government is to receive payment of a negotiated amount from Bayswater that is considered to represent the value of prior work done on the property by Power Reactor and Nuclear Fuel Development Corporation (“PNC”).  The government expects to receive a significant payment in respect of prior exploration that was conducted on the property.

The Establishment Agreement area covers six uranium occurrences that were discovered and drilled in the 1970’s by PNC, a Japanese utility company.  PNC conducted extensive regional exploration programs from 1974-1978 which identified a limestone plateau, containing a 20 km x 20 km concentration of uranium-bearing apacrete occurrences, near the village of Samit that are located within the Establishment Agreement area.  PNC conducted drilling programs in each of the six areas containing uranium mineralization and identified a small uranium resource.  PNC initially drilled 39 shallow prospecting holes (135.32 m) followed by 13 deeper holes (501 m) to determine the stratigraphy and controls on uranium mineralization.   In 1980-1981, PNC drilled 361 additional core holes (3,084 m) to identify and outline the locations of deeper uranium bearing apacrete occurrences.  Historic records (non-NI 43-101 compliant) indicate the uranium contents of the apacrete mineralization ranges from 0.0X % to 0.X%.  A report submitted to the Ministry of Mines and Energy by PNC and translated from Japanese indicated “the uranium reserves of the sector are only 200 tons U3O8 with an average content of 0.085% of U3O8”.  Bayswater interprets this statement to indicate the drill results identified a uranium resource which contains a total of 200 tons (~440,000 lbs) of U3O8, from mineralized rock containing an average grade of  0.085% U3O8.  This is not compliant with the requirements of National Instrument 43-101 and is not a certified estimate.

NCA completed initial sampling of four of the uranium prospect areas.  Two areas contain uranium mineralization that warrants immediate follow-up sampling.  The B Zone and the E Zone contain uranium mineralization at surface, and at depth as reported from historic drilling programs.  The B Zone contains a northwest trending zone of carbonate-hosted fluorapatite-cemented breccia, containing up to 0.085% U3O8.  The E Zone, located 6 kilometers northeast of the B Zone, contains regolith-breccia material with up to 0.02% U3O8.

The Samit uranium occurrences are hosted in Cretaceous to Paleogene age marine sedimentary rocks that lie along the south flank of the Adrar des Iforas Massif.  The Adrar des Iforas Massif is similar in age and composition to the Air Massif in Niger. If is composed of Precambrian gneisses and metasedimentary rocks intruded by an early Pre-Cambrian to Cambrian age granitic batholith.

The Samit Plateau contains a large area containing uranium mineralization that occurs in a very favorable, near surface geological environment, hosted in limestone.  The grades from the NCA’s surface sampling (up to 0.085% U3O8) are similar to deposit grades being developed at Langer Heinrich in Namibia.  Mineralization occurs at surface and at depth, as indicated by historic reports.  Bayswater plans to determine the detailed distribution and control of the mineralization in an upcoming exploration program in 2008 that will include radiometric surveying, mapping and sampling.  Based on the results of this work, Bayswater plans to re-drill the resource area and evaluate possible extensions by drilling with the object of outlining a NI 43-101 compliant resource in 2008.

The near surface location of mineralization indicates the potential for low-cost mining if an economic ore body is identified.  These factors indicate the Samit Project contains mineralization that is similar, in several respects, to mineralization that is being exploited in other deposits in Africa.  The Samit Permit has potential to host a uranium deposit, through expansion of known deposits and discovery of new deposits along strike and at depth.  Based on historical results, uranium deposits may occur with average grades ranging from 0.05 – 0.30% U3O8, located near-surface, and may be amenable to in-situ recovery extraction.  Bayswater cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially.

Kidal Prospecting Permit, Mali – West Africa

Also, prior to the amalgamation with Bayswater, NCA received Prospecting Permit Authorization No 1421 on September 25th, 2007 from the Direction Nationale de la Geologie et des Mines (DNGM) which provides Bayswater with the exclusive rights to prospect for uranium and apply for Establishment Agreements in the defined area located in northeastern Mali.  The Prospecting Permit covers an area of 29,045 square kilometers, and includes areas of uranium mineralization identified by the Power Reactor and Nuclear Fuel Development Corporation (“PNC”) in the 1970s.  The permit extends for 90 days, and expires on December 23rd, 2007, subject to notice of same from the government of Mali.  No respective notice has been received from the government to date and as such the Prospecting Permit is in good standing.   Applications are being prepared for two 1,000 square kilometre Establishment Agreements within the Prospecting Permit area, in the place of the Prospecting Permit, that will likely be processed by the government of Mali during the first quarter of 2008.   Once these Prospecting Permits are granted, Bayswater plans to carry out surface evaluation of mineralized areas to evaluate potential drill targets. NCA has evaluated historic data and compiled regional geological maps, to identify prospective areas for further exploration.

Gold Properties

Kilgore Gold Property, Idaho, United States

Bayswater, as a result of the amalgamation with Kilgore, owns a 100% interest in the Kilgore Gold property located in Clark County, southeast Idaho.  The property is comprised of 150 unpatented mining claims that cover an area of about 3000 acres.  The property is road accessible, located 8 km west of the town of Kilgore, Idaho.

The property hosts an epithermal gold system that has been the subject of extensive surface work and drilling, including metallurgical work, by Placer Dome, Pegasus, Echo Bay Mines and Latitude Minerals during 1983 to 1998.  More recently, further surface work and drilling was carried out by Kilgore during 2003 to 2006.  A total of 42,445 metres of drilling in 213 diamond and reverse circulation holes have been completed on the property.

The claims cover an epithermal large, altered and mineralized gold system with associated antimony and mercury with a known resource comprising 218,000 ounces gold indicated (7,043,000 tons grading 0.031ounces per ton) and 269,000 ounces gold inferred (9,661,000 tons grading 0.028 ounces per ton).  The resource calculation is based on an NI 43-101 compliant technical report, dated September 2003, prepared by G. H. Raynor and Associates and Bruce H. Van Brunt for Kilgore. The resource is based on 197 diamond and reverse circulation drill holes totalling 126,417 feet (38,513 metres) of drilling carried out between 1983 and 1989 by Placer Dome and Echo Bay Mines.  This resource is potentially amenable to open pit mining.

The Dog Bone Ridge area is indicated to be the center of the alteration system although the current resource occurs about 4650 feet (1417 metres) from this zone.  One hole on the Dog Bone Ridge zone, drilled by Kilgore in 2004, intersected a 10 foot (3.0 meters) intersection at a depth of 410 feet (125 metres) averaging 0.465 ounces gold per ton within a low grade envelope averaging 0.04 ounces gold per ton over 170 feet (52 metres).  Further drilling by Kilgore on this zone in 2006 failed to identify extensions or new important zones of gold mineralization except for one intersection of 0.051 ounces gold per ton over 41.2 feet (12.6 metres); however, the results demonstrated widespread anomalous gold values in extensively altered favourable rocks.  The geologic setting is such that the true widths of the above intersections are unknown.

Further targets on this property remain to be tested and good potential remains for expanding resources.

Other Gold Properties in Idaho, United States

Bayswater, through its amalgamation with Kilgore, acquired a 100% interest in the Hai and Gold Bug properties located in Lemhi County, Idaho.  These properties comprise sixteen located lode claims.  These claims cover early stage gold targets that will require exploration to determine if there is significant gold mineralization on the claims.

Tuscany Gold Project, Italy

Bayswater incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process for gold exploration permits in Italy.  Bayswater has filed applications for six gold permits and previously acquired a data package relating to the area for which the gold permits are being filed. To date, three of the permits have been granted to Tuscany Minerals.  The geologic target in Italy is for epithermal high sulphidization gold deposits.  The president of Bayswater examined some of the permit areas in 2007 and concluded that they offer good potential for epithermal gold deposits based on the presence of significant stockwork veining, silica-clay-alunite alteration, sulphide mineralization and anomalous gold contents; and, on associated favourable structure and host rocks.

Base Metal Property

Avoca, Ireland

Bayswater completed an agreement in 2006 to purchase all the outstanding shares of Jadebay, a wholly owned subsidiary of Strongbow, which owns a 100% interest in two prospecting licences comprising 73 sq km covering the Avoca Mine in southeastern Ireland, for the total consideration of 1,500,000 common shares of Bayswater. As part of the purchase, Bayswater acquired any debt Jadebay currently owes Strongbow. The acquisition closed in 2007.

The Avoca prospecting licenses are valid until June 10, 2010; however, certain expenditures are required every two years to maintain the licenses.  Subsequent to June 10, 2010, the licenses may be renewed for a further six year period.  Currently, to maintain the prospecting licenses to June 10, 2010, Bayswater must incur exploration expenditures of €37,500 (approximately CDN $50,000) per license and file the report relating thereto by June 10, 2008.

The property has had significant open pit and near surface underground mining of copper resources from stratiform massive sulphide deposits—consisting of an approximate aggregate of 16 million tonnes of ore grading 0.60% copper with recoverable gold and silver values.

The deposit is zoned laterally with high grade zinc-lead zones off the extensions to the northeast (East Avoca) and southwest (West Avoca) of the deposit that require further delineation to define resources.   A non NI 43-101 compliant historical resource occurs along the southwest extension of the deposit—reported as 6.0 million tones grading 5.3% zinc and 1.9% lead.  Also, along the northeast extension, previous drilling in the 1980’s by RTZ identified several high grade intersections in the Kilmacco area the best of which assayed 10.1% zinc, 5.7% lead, 0.48% copper and 4.52 gm/tonne gold in an 8.3 metre intersection.  In addition, the deposit offers potential for discovery of a much larger, blind base metal deposit at depth beneath the known deposit.  One old hole drilled under the mined copper zone intersected 9.1 metres grading 1.42% copper, 5.32% zinc and 1.62% lead—indicating potential for a separate massive sulphide horizon that has not been followed up. The deposit has many similarities to the Bathurst and Buchans type deposits in eastern Canada that correlate with this region of Ireland.

A deep penetrating, high power gradient array, induced polarization survey was completed in 2006 on this property with the primary goal to evaluate the potential at depth for deep, blind deposits of the large Bathurst and Buchan’s type deposits. A secondary goal was to evaluate the near surface extension of high grade zinc-lead zones in order to identify drill targets for potentially expanding the reported historical non NI 43-101 compliant resource base of the property.   The induced polarization survey consisted of five surveyed sections spaced at 11/2 to 2 km intervals along a strike length of 8 km centered over the historic Avoca mine. The survey was designed to test the deposit to depths of over 900 metres.  Results from this survey were successful in identifying several deep targets, some indicating potentially wider zones at depth than known near surface mineralized zones, as well as shallow and deep extensions of known zinc-lead mineralized zones for drill testing. The survey indicated that the sulphide system consists of multiple subparallel zones that extend the length of the survey area. Paterson, Grant & Watson Limited, consulting geophysicists, supervised the project and have processed and assessed the induced polarization data, compiled previous geophysical work done on the project and have correlated this data with the known mineralized zones. They have recommended a large number of shallow and deep drill holes to test favourable conductive zones.

Bayswater is planning a minimal program of drilling in 2008 to maintain the licenses.  Drilling is planned to comprise about 1300 meters of drilling in two holes,  These holes will test deep and shallow induced polarization targets that may reflect massive sulphide mineralization.

Diamond Interests

Itza Lake Property, Nunavut, Canada

The Itza Lake property, owned 100% by Bayswater, is located 80 kilometres northwest of the hamlet of Baker Lake, Nunavut.  It is geologically situated along the northeastern margin of the North Thelon Basin.  Itza Lake’s diamond potential was recognized late in 2006 as a result of an airborne geophysical survey designed to explore for uranium targets that identified a number of circular, magnetic features similar to those associated with kimberlite pipes—the primary host rock for diamonds. As a result, Bayswater significantly expanded the Itza Lake property by acquiring permits and staking claims totalling an additional approximately 793,000 acres.  This property is in close proximity to diamond company De Beers’ large diamond land holdings, and is considered to have potential for diamonds. This new ground also has uranium potential as it is situated along the northeastern margin of the Thelon Basin with known major basement fault structures and areas of favourable basement peletic sediments north of the Kiggavik Trend of uranium deposits. Subsequently, in June, 2007, Bayswater optioned the diamond interests, retaining its interest in uranium and all other minerals, to Stornoway and carried out a 16,000 line km airborne radiometric and magnetic survey covering 551,600 acres of the expanded property in 2007. Preliminary results indicate a number of radiometric anomalies warranting follow-up as outlined above in the section “Thelon Basin, Nunavut and NWT”. The data has yet to be evaluated for potential magnetic signatures indicating kimberlites.

Under the terms of the option agreement, Stornoway has the right to explore Bayswater's Itza Lake property—namely Itza Lake/Permit 2/Amer West (collectively referred to as Itza Lake) for diamonds. The property includes contiguous claims and permits comprising 1,064,340 acres. Under the terms of the option agreement, Stornoway can earn a 60% interest in the diamond rights at Itza Lake by issuing $75,000 worth of Stornoway shares to Bayswater (issued) and incurring $4,000,000 in exploration expenditures over five years of which a minimum of $500,000 must be spent before September 1, 2008. Furthermore, Bayswater will receive 25,000 shares of Stornoway or $40,000 in cash, at Stornoway's election, for each geographically distinct, in-situ kimberlite body, up to a maximum of ten bodies, identified on the property. Bayswater will receive a further 50,000 shares or $200,000 in cash, at Stornoway's election, for each kimberlite which returns greater than 75 carats per hundred tonnes (based on diamonds recovered on a 0.85 mm square mesh sieve) from a minimum one tonne sample.

Upon Stornoway earning its 60% interest, Bayswater has thirty days to elect to form a joint venture whereby Stornoway will contribute 60% and Bayswater shall contribute 40% of all future expenditures on the property. Provided Stornoway earns a 60% interest and Bayswater elects not to form a joint venture within thirty days, Stornoway has a further thirty days to elect to proceed to earn a further 20% interest in the diamond rights to the Itza Lake property (bringing its total property interest to 80%) by funding all work towards the completion of a bankable feasibility study on the property. Provided Stornoway earns an 80% interest in the diamond rights to Itza, the partners shall enter into a joint venture whereby each partner will contribute its pro-rata share of all future expenditures on the property.

Stornoway completed an initial ground evaluation in 2007 of some of the circular magnetic features identified from the 2006 survey from which results are pending.

The agreement with Stornoway enables Bayswater to focus on uranium exploration at Itza Lake while benefiting from the property's diamond potential.

Material Mineral Projects of Old Bayswater Held by Registrant

For the purposes of NI 43-101, the Registrant’s material mineral property is the Central Mineral Belt Uranium Property, Labrador.

A NI 43-101 compliant report on the Central Labrador Uranium Property, located in Labrador, has been prepared by Hrayr Agnerian, M.Sc. (Applied), P.Geo of Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) dated September 8, 2006 (the “SWRPA Report”). The SWRPA Report is available on SEDAR at www.sedar.com. Other than the material mineral projects of Kilgore held by the registrant as discussed below, the remaining mineral properties of Old Bayswater are at the early exploration stage and are not material under NI 43-101.

Figure 4-1 below shows the land position in Central Labrador of Old Bayswater during September, 2006.  The current land position of Bayswater is larger than that shown below.

A summary of the Central Labrador Uranium Property, Labrador taken from the above referenced report is quoted as follows:

Based on our review of technical reports and publications, Scott Wilson RPA concludes that:

□ The Central Labrador Uranium Project area is underlain by quartzo-feldspathic rocks of volcanic provenance as well as metasedimentary rocks of Archean to Mid Proterozoic age, modified by Hudsonian (1.8 Ga) deformation and metamorphism, that are intruded by granitic bodies.

□  Large areas of lake sediment uranium anomalies, with uranium content in the samples ranging from 10 ppm U to 140 ppm U, are associated with major structural trends within the project area.

□  An airborne survey by Bayswater, that was underway at the time of the Scott Wilson RPA site visit, detected a number of radiometric anomalies that require follow-up.

□  A new radiometric anomaly (Stipak River Anomaly) has been discovered by Bayswater by ground follow-up of the airborne survey in the central part of the North (Main) Block. It is situated within a northerly trending and moderately east dipping shear zone in graphitic schist along the contact with quartzite. It has radioactive responses ranging from 20,000 cps to 40,000 cps among a background response ranging from 200 cps to 250 cps. Spectrometer readings indicate a U/Th ratio of almost 100% and uranium concentration ranging from 0.2% U to 0.4% U.

□  At least three uranium deposits and ten mineral showings have been discovered in the past within the CMB, all of which are located within areas of regional lake sediment uranium geochemical anomalies.

□  The style of uranium mineralization in the CMB in Labrador is compatible with the iron oxide-copper-gold (IOCG) clan of mineral deposits.

□  There is good potential for the discovery of uranium mineralization within the Bayswater mineral licences.

Technical Summary

The Central Labrador Uranium Project is an early stage exploration project. Bayswater holds a 100% interest in forty-three (43) mineral licences comprising 11,008 claims and covering a total area of 334,125 ha in Central Labrador. Bayswater acquired these mineral licences by map staking. Bayswater also has optioned thirteen (13) mineral licences adjacent to the staked mineral licences. The total area of the staked and optioned mineral licences comprises 13,365 claims, covering an area of approximately 328,000 ha. Bayswater acquired these mineral licences by map staking. Together, the staked and optioned land holdings consist of four large blocks of claims and three isolated claims, as follows:

•

North Claim Block

•

Northwest Claim Block

•

Southwest Claim Block

•

 Southeast Claim Block

•

Three isolated claim blocks

The sequence of acquisitions of the various claim blocks, by map staking, is as follows:

On November 29, 2005, by way of a staking agreement with Peter Haring (Haring) of Torbay, Newfoundland, Bayswater agreed that Haring would map stake four (4) claim blocks located in the Central Mineral Belt of Labrador. The terms of this agreement required that: (1) Bayswater advance to Haring the sum of $61,440 as partial staking costs due to the Government of Newfoundland and Labrador. Scott Wilson RPA understands that this advance payment has been made. (2) Bayswater advance to Haring 50,000 common shares in the capital of Bayswater, subject to the registration of the four claim blocks and approval by the TSX Venture Exchange. If such approval is not received by March 31, 2006, Bayswater shall pay to Haring a fee of $8,000 cash in lieu of the issuance of the shares. (3) Haring shall retain a 2% Net Smelter Return (NSR) royalty on the newly staked claims.

On January 3, 2006, by way of a second staking agreement with Haring, Bayswater agreed that Haring would map stake thirty-nine (39) claim blocks adjacent to the four claim blocks of the first agreement located in the Central Mineral Belt of Labrador. The terms of this agreement required that (1) Bayswater advance to Haring the sum of $599,040 as partial staking costs due to the Government of Newfoundland and Labrador. Scott Wilson RPA understands that this advance payment has been made. (2) Bayswater pay Haring $10,000 in cash as Staking Fee and advance to Haring 180,000 common shares in the capital of Bayswater, subject to the registration of the 39 claim blocks and approval by the TSX Venture Exchange. If such approval is not received by March 31, 2006, Bayswater shall pay to Haring a fee of $68,000 cash in lieu of the issuance of the shares. (3) Haring shall retain a 1% Net Smelter Return (NSR) royalty on the newly staked claims. The registered licence holder of the 43 licences is Bayswater.

On November 17, 2005, by way of an option agreement with Longview Strategies Inc. (Longview) of Vancouver, BC, Bayswater agreed that Haring would map stake two groups of claim blocks located in the Central Mineral Belt of Labrador. The terms of this agreement required that Bayswater pay Longview a total of $1,410,000 in cash and transfer 100,000 shares. Furthermore, Haring shall retain a 2% Net Smelter Return (NSR) royalty on the above claims staked by Haring. The registered licence holder of the 13 optioned licences is Longview, and Bayswater is the operator of the Project.

Subsequent to the Scott Wilson RPA technical report of March 20, 2006, Bayswater has staked additional claims adjacent to the above claim blocks.

Location and Access

The Central Labrador Uranium Project is located approximately 100 km to 225 km north of Happy Valley-Goose Bay, in Central Labrador. The vast property lies within an area of low relief, ranging from 10 m to 50 m. The elevation in the low-lying areas is in the order of 300 m above mean sea level.

Access to the Central Labrador Uranium Project area is by fixed wing aircraft or helicopter, ranging from approximately 40 km to 100 km from Postville, a town of approximately 250 people on the west shore of Kaipokok Bay. Supplies and heavy equipment is brought to the community by barge from St. John’s, Newfoundland. Some members of the community are employed at the Voisey’s Bay Nickel Mine, some are occupied by inshore fishing, and some are employed by exploration companies active in uranium exploration in the area.

The climate in central Labrador is sub-arctic with short summer seasons and long winters from November to April. The mean temperature during the winter months is -15 °C and ranges from 15 °C to 30 °C during the summer months. The average annual precipitation is approximately 450 cm. Exploration in the Central Labrador Uranium Project area is affected by the typical seasonal climatic variations.

Local infrastructure is limited at the two settlements of Postville and Makkovik. The latter is a coastal community situated some 40 km northeast of Postville. There is no infrastructure at the site, and electrical power for local operations is obtained from diesel generators. Water, both industrial and potable, is drawn from nearby lakes and ponds.

The area is covered with many lakes and sparse coniferous forest with locally abundant outcrops. Vegetation consists predominantly of black spruce, balsam fir and tamarack trees, typical of the northeastern part of the Canadian Shield. Areas of outcrop are flanked by glacial till or boulder fields. Overburden cover ranges from 10 m to 15 m. The land in the Central Labrador Uranium Project area is used mainly by local villagers for trapping. Wildlife in the area includes wolves, foxes, bears, caribou, and various species of birds.

History

Exploration for uranium and base metals in the Central Mineral Belt in Labrador started in 1955 by British Newfoundland Exploration Ltd.. The first significant uranium showing was found by Walter Kitts in 1956. This was followed by a program of diamond drilling and underground development in 1957, but work was suspended the following year and no further work was done until 1966.

In 1966, British Newfoundland Exploration Ltd. and Metallgesellschaft A.G. (Metallgesellschaft), a German energy company, formed a joint venture to explore part of the lease containing the Kitts uranium deposit. Metallgesellschaft subsequently transferred its interest to its wholly-owned subsidiary, Urangesellschaft Canada Limited (Urangesellschaft). Under this agreement, the joint venture discovered a number of uranium showings in 1968, including the Michelin deposit by prospector Leslie Michelin, and the Gear, Inda, and Nash showings from 1968 to 1969. All of these discoveries were made by follow-up ground spectrometer surveys on anomalies detected from airborne radiometric surveys.

Geological Setting and Mineralization

The Central Labrador Uranium Project area is situated within the Central Mineral Belt (CMB) in Central Labrador. The CMB forms part of the Nain, Makkovik, and Churchill structural provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province. The Makkovik Province is a triangular wedge situated between the Nain Province to the north and the Grenville Province to the south.

The Makkovik Province comprises the Kaipokok, Aillik, and Cape Harrison tectonic domains. The Kaipokok shear zone, which defines the boundary between the Kaipokok and Aillik tectonic domains, also marks the southern limit of the Archean crust in the Makkovik Province.

The areas of the Northwest Block and the North Block are underlain predominantly by Archean rocks of the Kanaiktok Intrusive Suite. These rocks consist of (granodiorite), tonalite gneiss, and lesser amounts of intermediate volcanic rocks. The area southwest of the North Block, however, is underlain by Middle to Late Proterozoic rocks of the Moran Lake Group and the Bruce River Group. The Moran Lake Group rocks consist of clastic sedimentary rocks, such as black shales, siltstones, chert beds, and conglomerate. The Bruce River Group rocks lie unconformably over the Moran Lake rocks, and they consist of conglomerates, volcaniclastic sandstones, and felsic volcanic rocks. These rocks host the Moran Lake deposit. Farther southwest of the North Block, the area is underlain by mafic volcanic rocks and clastic sedimentary rocks of the Seal Lake Group.

The areas of the Southwest Block and the Southeast Block are underlain by rocks of the Aillik Domain. Aillik Domain comprises Middle to Late Proterozoic rocks of the Post Hill and Aillik groups, as well as extensive granitoid terrain comprised of several Aphebian intrusive suites. The Aillik Group is comprised of approximately 5,000 m thick assemblage of metasedimentary rocks, metavolcanic rocks, subvolcanic intrusives, and diabase dikes. The Aillik Group rocks host most of the uranium, copper, zinc, lead, and molybdenum occurrences in the region. Within the project area, the Aillik Group rocks are commonly represented by laminated magnetite-feldspar-quartz gneiss. The rocks are foliated with a general easterly trend, dipping moderately to the south.

Commonly, strong lineation of the minerals indicates a moderate to steep southerly plunge. Deformation is dominated by strong shearing with possible subparallel faulting, which may have separated the individual mineralized zones, resulting in “en echelon” pattern. Thin, grey, fine-grained, foliated calcite-biotite schists form horizons that are continuous for short distances. Structurally, the Lower Aillik Group overlies a basement of foliated Archean gneiss. The contact between these two groups is described as a “tectonic slide zone”.

Uranium mineralization in the region is hosted by rocks of both the Post Hill Group and the Aillik Group of the Aillik Domain. Earlier work suggested the uranium mineralization within the Post Hill Group to be stratabound and possibly syngenetic in origin, and an occasional occurrence of epigenetic replacement mineralization within the Aillik Group of rocks. Recent interpretation of exploration data suggests that the vast areas of hematite+albite and quartz+epidote+actinolite+chlorite alteration in the Kitts- Michelin area have characteristics similar to the alteration assemblages present at Olympic Dam-type iron oxide-copper-gold (IOCG) deposits around the world.

There are no mineral resources outlined within the area of the Central Labrador Uranium Project.

Exploration

Prior to 2003, prospecting had been the prominent exploration tool in the Central Mineral Belt of Labrador. Consequently, all the discoveries of uranium mineralization were made from trenching and drilling of outcropping zones, primarily by British Newfoundland Exploration Ltd. during the 1960s. Recently, however, a new approach has been applied to assess the potential for IOCG-type mineralization in the eastern part of the CMB. Based on the review of historical data, including airborne geophysical surveys and regional lake sediment geochemical sampling, Bayswater has interpreted large areas within the CMB favourable for IOCG-type mineralization.

Recently, Bayswater has completed a compilation program including all previous exploration data in the Central Labrador Uranium Project area. Currently, Bayswater is carrying out a combined airborne radiometric and magnetic survey by Fugro Airborne Surveys Corporation (Fugro) covering all of the recently acquired mineral licences.

Based on preliminary results of the airborne survey, detailed follow-up work is being carried out on selected target areas.

Exploration Potential

The Central Labrador Uranium Project is an early stage exploration project. Extensive areas of anomalous concentrations in U, Cu, Fe, Ag and As occur in lake sediments within the project lands. Large areas exhibiting anomalous concentrations of uranium in lake waters also are associated with lake sediment uranium anomalies. Some of the multi-element geochemical anomalies may be spatially related to airborne magnetic highs. Ground checking of some airborne radiometric anomalies indicates that uranium mineralization occurs in a shear zone in at least one locality (Stipak River Anomaly) and some spot radiometric highs are present within a vast area underlain by alaskitic rock. Preliminary results indicate the latter occurrences to be within a Rossing type environment. Additional ground investigations need to be carried out to assess the exploration potential of these anomalous areas.

There are many areas of known uranium mineralization within the CMB. The current exploration concept is focused on exploring for structurally controlled uranium mineralization that bears affinity to the IOCG style deposit. Interpretation of past airborne geophysical and geochemical surveys by the Geological Survey of Canada (GSC) indicates that a curvilinear belt of northeasterly trending lake sediment uranium anomalies is juxtaposed against the Grenville Structural Province to the southwest. The anomalous uranium areas, based on the interpretation of their general orientation by Bayswater, are spatially related to similarly northeast trending structures or lineaments. Scott Wilson RPA notes that the known uranium deposits in the area, such as Michelin and Jacques Lake, also display a general east-northeast to northeasterly orientation.

Material Mineral Projects of Kilgore held by Registrant

For the purposes of NI 43-101, Kilgore’s material mineral property is the Montana-Wyoming Uranium Property. The remaining mineral properties of Kilgore are not material for the purposes of this information circular.

A NI 43-101 compliant report on the Montana-Wyoming Uranium Property, located in Idaho has been prepared for New Bayswater by James R. Guilinger of World Industrial Minerals, LLC. dated October 17, 2007 (the “WIM Report”). The WIM Report is available on SEDAR at www.sedar.com. The following is a brief summary of information contained in the WIM Report. This summary is qualified in its entirety by the full WIM Report. Readers are encouraged to review the WIM Report in its entirety.

The general location of the Montana and Wyoming Properties owned by New Bayswater is shown on the following “Index Map of Claims and Leases”.

A summary of the Montana-Wyoming Uranium Property taken from the above referenced report is quoted as follows:

Bayswater Uranium Corporation, through a merger with Kilgore Minerals LTD. has uranium properties located in Carter County, Montana and Crook County, Wyoming within the United States of America.  Historical data on the properties documents uranium exploration work that was carried out by a number of natural resource companies and groups from the 1950’s through the 1980”s when the last owner exited the uranium business.  The documented work was done by entities including Kerr McGee Corporation, Amoco Minerals, Exxon Minerals, American Nuclear, Uranium Resources Inc. (URI), Federal Resources Corporation ( AKA Federal American Partners)   and Homestake Mining Co as well as private companies or groups.

The uranium exploration effort in Southeastern Montana/Northeastern Wyoming took place over a period of about 18 years and was focused on the northern rim (extension) of the Powder River Basin in Crook County, Wyoming and extending into Carter County, Montana. The Powder River Basin is highly productive for uranium on its southern rim (extension) in Johnson, Campbell and Converse Counties, Wyoming. The subject properties may be considered to be exploration properties that had limited underground and open-pit uranium production in the 1950s.

Uranium deposits that occur in most of the region are of the “roll front” type.  Roll fronts occur in areas where ground water had infiltrated from the surface or migrated through an aquifer composed of sediment containing minerals with slight amounts of uranium.  Near the surface, oxidizing conditions result in the weathering of minerals (such as feldspar) and volcanic ash and the mobilization of minute concentrations of uranium in solution.  As ground water continued to migrate, it encountered reducing conditions where the uranium was no longer stable in solution.  (The reducing environment may be a result of hydrogen sulfide (H2S), pyrite, or organic material existing in the aquifer.)  As a result, the uranium precipitated from the ground water and formed coatings of minerals such as uraninite (UO2) or coffinite (USiO4) on the sediment grains in the formation. Roll fronts extend farther in the middle of an aquifer.  Therefore, uranium minerals occur concentrated in the direction of flow, resulting in distorted C-shaped or “roll shaped” deposits. The physical shape of the ore deposit is dependent on the local permeability of the sandstone matrix, its continuity and distribution in the geologic unit, as well as the former oxidation/reduction front in the aquifer.

Individual fronts can range in thickness from 0.6m (2 ft) to more than 7.6m (25 ft).  Mineralization may exist laterally along a front hundreds of feet long, and fronts may coalesce to form ore bodies miles in length. Thin mineralized trails and more finely disseminated minerals are found branching off the main front and are located between fronts.  In general, uranium ore deposits in eastern Wyoming average between 0.10 to about 0.20 percent uranium oxide.

Exploration during the 1950-1980’s was directed at targeting in and grid drilling phases when the program was phased out.  A stacked grouping of four roll fronts totaling about 364 km (226 miles) in Carter County, Montana and about 175 km (105 miles) in Crook County, Wyoming were identified. These features are complex and have been defined in considerable detail. The data indicates that approximately 50% of the Wyoming and Montana roll fronts contained roll front uranium mineralization, but only about 5% contain uranium in sufficient quantities where economic extraction maybe feasible.

Bayswater Uranium Corporation (via a merger with Kilgore Minerals Ltd. that closed in July, 2007) controls areas on these roll fronts that were in an advanced stage of exploration in the 1980’s, including areas with grid-type drilling.  In Montana, the Bayswater targets lie at a depth of less than 243 meters (813 ft) to more than 548 meters (1,797 ft) below the ground surface. Known mineralization on the New and Wood claim areas in Wyoming occurs at or near the surface to depths in excess of 200 meters (600 ft).

The Kerr McGee work was largely carried out with a view to exploitation by conventional underground mining methods as ISL techniques were at an early stage of development in the 1970’s.  Kerr McGee prepared a conceptual evaluation of the applicability of ISL mining on its holdings in 1976.  In 1979 Amoco and URI conducted initial leach and hydrology tests on the “Ella deposit” roll front uranium mineralization with encouraging results.

Kerr McGee in1980 generated an historical resource estimate for the Acadia, Cochrane Agreement and Mindy, properties in Montana.  The historical resource estimate, which included measured and indicated (the historical resource was not broken down to these other resource categories in the historical documents) is reported using a cutoff grade of 0.05% eU308 and a thickness cutoff of 1.8 m (6 ft) for a minimum grade/thickness cutoff of 0.3 GT.   For this report, mineral resources derived from historic Amoco Minerals and Exxon Minerals drill log and map data on the Ella Claim Group were calculated by the perpendicular-bisector polygon method using bisectors one half the distance between the nearest drill-hole locations. The resulting polygons were capped at a 44m X 61m (145ft x 200ft) (2,694m2 or 29,000 ft2) area. A tonnage factor of 0.42m3 (15.5 ft3) per short ton was used in addition to a minimum grade/thickness cutoff of 0.3 GT (1.8m or 6ft of 0.05%). The average thickness was 2.13m (7ft) at a cutoff thickness of 1.8m (6 ft).

Table 3.0.1 State of Montana Properties Historical Resource Estimate

Property	Resource Class	Short Tons	Average Grade % eU3O8	Pounds eU3O8
Acadia Claim Group including Cochrane Agreement Area[1,2]	Historical	2,080,000	0.125%	3,700,000
Ella Claim Group[3]	Inferred	327,000	0.30%	1,960,000.
Mindy Claim Group[1]	Historical	449,000	0.156%	1,400,000
Total		2,856,000		7,060,000

1.

 Amounts shown are gross values. Net Bayswater mineral ownership percentage is subject to the Tronox Agreement

2.

 Amounts shown are gross values. Net Bayswater mineral ownership percentage is subject to The Cochrane Agreement

3.

Amounts shown are gross values. Net Bayswater mineral ownership percentage is subject to the Schosser Lease

Federal Resources work was largely carried out with a view to exploitation by conventional open pit and or underground mining methods of resources located in Crook County, Wyoming.  Federal Resources in 1972 generated a historical resource estimate for areas currently claimed by the Wood lode mining claims of Bayswater.

The historical resource estimate, which states an “indicated” category that is specific to Federal Resources  (Note: The historical resources were not broken down to other resource categories in the historical documents.), was reported with an average grade for each defined area. These estimates of mineral resources were calculated by the perpendicular-bisector polygon method using bisectors one half the distance between the nearest drill-hole locations.  A tonnage factor of 0.38m3 (14 ft3) per short ton was used. Grades are reported to be based on radiometric data and not on chemical assays.

The area location identifications used by Federal Resources refer to locations, which were mined by others in the 1950’s and adapted by Federal to identify specific areas.  These names are used by other published references and are considered to be correct and are located within the boundaries of the Wood lode mining claims of Bayswater.

Table 3.0.2 State of Wyoming Properties Historical Resource Estimate

Area	Resource Class	Short Ton	Average Grade % eU3O8	Lbs Contained eU3O8
Busfield	Historical	158,025	0.108	341,411
Vickers	Historical	14,672	0.084	24,568
Total		172,697		365,979

Historic resources as stated above are not mineral reserves as defined by NI 43-101 and are not demonstrated as per this report as economic resources.

Material Mineral Projects of Northern Canadian held by Registrant

For the purposes of NI 43-101, Northern Canadian’s material mineral property is the Elkhorn Uranium Project Property, Wyoming. The remaining mineral properties of Northern Canadian are not material for the purposes of this information circular.

A NI 43-101 compliant report on the “Initial Resource Estimate—Busfield Deposit Elkhorn Uranium Exploration Project, Wyoming, USA”, has been prepared for Northern Canadian  in a report dated April 18, 2007 and as amended November, 2007 by Jan C. Rasmussen and Bart Stryhas of SRK Consulting (the “SRKReport”). The SRK Report is available on SEDAR at www.sedar.com. The following is a brief summary of information contained in the SRK Report. This summary is qualified in its entirety by the full SRK Report. Readers are encouraged to review the SRK Report in its entirety. The general location of the Elkhorn Project Properties is shown on the following “Simplified Land Map—Elkhorn Project, Crook County, Wyoming”.

A summary of the Elkhorn Project Uranium Property taken from the above referenced Report is quoted as follows:

Executive Summary:

Property Description and Accessibility

The Elkhorn Uranium Exploration Project is located in Crook County, northeastern Wyoming.  The property is an advanced stage exploration property that had limited open-pit uranium production in the 1950s, a reported historical in-situ resource defined in the early 1970s, several other occurrences and historical uranium mines and was drilled by NCA Nuclear Inc. (NCA Nuclear) in November and December 2006.  SRK Consulting (U.S.) inc. (SRK) has utilized NCA Nuclear drilling data to prepare a current and compliant resource estimate as stated in this report for the Busfield deposit of 250,000 tons of indicated resource grading 0.08% eU3O8 for 397,000 contained pounds of eU3O8 and an additional 3,000 tons of inferred resource grading 0.08% eU3O8 for 5,000 contained pounds (see Table 1).  Uranium mineralization is sandstone-hosted typical of uranium deposits in Wyoming.  The Elkhorn project consists of over 7,000 acres of mineral rights under NCA Nuclear’s control, and is one of 4 uranium properties the Registrant holds in the Black Hills region of northeastern Wyoming.

The Elkhorn Property has been inactive as a small scale mining operation since 1957, and was last active for uranium exploration in the early 1970s.  NCA Nuclear drilling on the property in 2006 is the first activity since 1974, due to depressed uranium commodity prices until the last 18 months.  Northern Canadian Minerals wholly owned U.S. subsidiary, NCA Nuclear, has secured an exploration agreement on the property (along with other exploration parcels in the region) with option to purchase.  NCA Nuclear has conducted an initial exploration drilling program to confirm mineralization and the geologic parameters (mineralization boundaries) and has established a current resource estimate of the Busfield deposit, which was previously defined by historical drilling.  This NI 43-101 Technical Report presents NCA Nuclear’s initial resource estimate for the Busfield deposit, Elkhorn Uranium Exploration Project, and a description of the property exploration potential.

History

The Hulett areas was prospected for uranium during the initial uranium boom in the 1950s, in the mid-1970s and again in 2006.  Two mines, the Busfield Mine and Vickers Mine, were important uranium producers in 1956-57.  Up to October 1957, each of these mines had produced 9,000 tons or more of uranium ore.  According to the records of the Atomic Energy Commission through 1957 (Davis and Izett, 1962), the Busfield mine had produced approximately 9,000 tons or more of uranium ore containing 0.17% U3O8 and the Vickers mine had produced between 9,000 and 10,000 tons of ore containing 0.18% U3O8.  In 1962, these mines were thought to be mined out.  Exploration in the region continued until the mid-1970s, with the definition of historical resources at the Busfield Extension deposit of 158,000 tons grading 0.11% U3O8 for 341,000 pounds in situ resource/reserve.  The historical data that supports the above stated resources/reserves is incomplete and is insufficiently described to  reconcile with current resource/reserve classification.  The data supporting those resources/reserves numbers was not reviewed by a qualified person; therefore, it should not e relied upon.  NCA Nuclear is not reporting these numbers as reserves or resources.  NCA Nuclear is reporting current and NI 43-101 compliant resources as stated in Section 15 of this report, based entirely on NCA drilling data.

Geology

Uranium mineralization in Wyoming typically occurs in sandstone-hosted environments in intermontane basins.  The uranium deposits in the Elkhorn regions are characteristic of this style of uranium occurrence, which are typically called sandstone-hosted “roll-front” uranium deposits.

Roll-front sandstone uranium deposits formed in Tertiary continental fluvial basins developed between uplifts.  These uranium deposits formed in Tertiary continental fluvial basins developed between uplifts.  These uranium deposits were formed by oxidizing uranium-bearing groundwaters that entered the host sandstone from the edges of the basins.  Two possible sources of the uranium were (1) uraniferous Precambrian granite that provided sediment for the host sandstone and (2) overlying Tertiary age (Oligocene) volcanic ash sediments.

Uranium mineralization in the the Elkhorn Project area is hosted in lower Cretaceous age Fall River Formation sandstone that is gently dipping northwest off the Black Hills uplift.  As uranium moved in groundwater through the sandstones, it was channeled by the impermeable shales above and below the sandstones.  Uranium minerals were precipitated in the reducing environments influenced by the carbonaceous material present in the sandstones as former plant material.  The Black Hills uplift exhibits gently dipping sandstone along the north and northwest flank and along the south and southwest flank.  The entire region had been the focus of uranium exploration during the 1960s and 1970s, with the renewed interest in the last year.

Resources

The area of the Busfield Extension historical deposit, adjacent to the Busfield historical mine was re-drilled by NCA Nuclear in the fall of 2006.  That drilling is the basis for a current and NI 43-101-compliant resource estimate completed by SRK Consulting (U.S.) Inc. as indicated in Table 1.

Table 1:   Elkhorn Project, Busfield Deposit Resource Statement  SRK, 2007

Cutoff Grade	Classification	Tons	Grade (%eU3O8)	Contained lbs(eU3O8)
0.05% eU3O8	Indicated	250,000	0.08%	397,000
0.05%eU3O8	Inferred	3,000	0.08%	5,000

The current resource estimate uses only new data generated by NCA Nuclear, using geostatistical methods including variography to determine search parameters for grade interpolation, block modeling, and classification by CIM categories.  Details of the resource estimation are presented in Section 15 of the report.

Conclusions and Recommendations

Work by NCA Nuclear has allowed for current resource estimation that confirms a historical uranium resource on a small portion of the current property holdings.  Exploration potential exists to define other resources on the property.  Further drilling at the Busfield Extension deposit will provide more information to allow better quantification of the in situ uranium resource and improve the confidence of the resource estimate.  A program of additional reverse circulation (RC) and core drilling to provide samples for chemical uranium assays is recommended to confirm uranium chemical equilibrium/disequilibrium with radiometric grade determinations, and to provide samples for mineralogical and metallurgical testing.  Property-wide exploration drilling, as well as exploration in the vicinity of the Busfield resource, has the potential to add in situ resource pounds and perhaps identify other areas with equal or greater resource potential, from an exploration perspective.  A minimum program of $417,000 is recommended as a Phase I exploration program, with a potential for advancing the projet to the Scoping Study stage in a Phase II proram estimated at $1,000,000.  Phase I and II will take approximately 9 months and 12 months respectively to complete, as defined in Section 18 of the report.

Item 4A.

Unresolved Staff Comments

Not applicable.

Item 5.

Operating and Financial Review and Prospects

A.

Operating Results.

Nine and Three Months Ended November 30, 2007 and 2006

The Company recorded a loss of $3,252,438 for the nine months ended November 30, 2007 compared to a loss of $5,011,623 during the comparative nine months ended November 30, 2006.  The decrease in the loss from the prior comparative period was due mainly to the recording of a future income tax recovery of $2,887,000 during the current period from the renunciation of $12,009,740 of qualified exploration expenditures to flow through share subscribers. During the period ended November 30, 2006, there was no income tax recovery. Loss before income taxes for the current period was $6,139,438 compared to $5,011,623 for the nine months ended November 30, 2006. The increase in loss before income taxes was due mainly to the recording of stock-based compensation expense of $6,670,697 (2006 - $3,819,303), property investigation costs of $297,547 (2006 - $Nil), consulting fees of $69,500 (2006 - $Nil), office expenses of $212,539 (2006 - $81,811), professional fees of $386,950 (2006 - $284,940) and shareholder communications of $328,145 (2006 - $157,777). These increases related to increased exploration and corporate activities which required the contracting of more professionals and office space, and much higher expenditures related to advertising and trade shows. The increase in expenses was partially offset by the Company recording realized gains on the sale of marketable securities totaling $1,375,386 (2006 - $Nil) and interest income of $1,038,583 (2006 - $214,369) due to a large increase in short-term investments held.

The Company recorded a loss of $839,017 for the three months ended November 30, 2007 compared to a loss of $1,629,469 during the comparative three months ended November 30, 2006.  The decrease in the loss from the prior comparative period was due mainly to the recording of $67,857 for stock-based compensation expense during the current period and $1,292,452 during the comparative period and the recording of a combined loss of $366,476 (2006 - $Nil) relating to realized and unrealized gains and losses on marketable securities.  The Company incurred property investigation costs of $110,888 (2006 - $Nil), office expenses of $62,713 (2006 - $24,995), professional fees of $152,501 (2006 - $61,599) and shareholder communications of $178,089 (2006 - $70,835) during the current quarter. These increases related to increased exploration and corporate activities which required the contracting of more professionals and office space, and much higher expenditures related to advertising and trade shows. The increase in expenses was partially offset by the Company recording interest income of $329,456 (2006 - $131,039) due to a large increase in short-term investments held.

Year Ended February 28, 2007 and 2006

The Company recorded a loss of $7,171,010 for the year ended February 28, 2007 compared to a loss of $832,130 during the comparative year ended February 28, 2006.  The increase in the loss over the prior comparative year was due mainly to the recording of stock-based compensation expense of $5,216,773 (2006 - $332,557), which represented 73% of the overall loss incurred during the current year.  Additionally, the Company incurred significantly higher costs for investor relations, management fees, professional fees, shareholder communication and for transfer agent and filing fees. Management fees were higher than the prior comparative year as a result of the Company entering into new agreements with key management personnel. Significant increases in the other aforementioned expenses mainly related to costs incurred in relation to the amalgamation, private placements, attendance at various conferences and a general increase in corporate activity.

During fiscal 2007, the Company wrote-down its investment in Silver Spruce Resources Inc. (“Silver Spruce”) by $230,000 to reflect the then-current market value.  As at February 28, 2007, the market value of the Silver Spruce shares was $1,140,000.

During fiscal 2007, the Company incurred mineral property acquisition and deferred exploration costs of $9,146,299 (2006 - $1,125,522).

Expenses

The Company incurred $7,177,485 in operating expenses during the year ended February 28, 2007, compared to expenses of $703,903 in the comparative year.  The most significant expense during the current year was stock-based compensation of $5,216,773 (2006 - $332,557).  Investor relations fees also increased in the current year by approximately  $200,000 as a result of the Company entering into new investor relations agreements during the year.  Management fees increased during the current period from $122,000 in 2006 to $451,941 as a result of new management agreements.  Regulatory fees increased in the current period from $45,701 in 2006 to $108,713 as a result of increased financing activities.  Professional fees increased from $117,312 in 2006 to $404,757 as a result of costs associated with property acquisitions and the merger with Pathfinder.

Other Items

The Company earned interest income of $269,999 (2006 - $1,169) on its short-term investments, which are comprised of GICs held at higher yields for excess cash balances.  The Company also wrote-down its investment in Silver Spruce by $230,000 (2006 - $Nil) and realized a loss on foreign exchange of $12,567 (2006 - $Nil).

Year Ended February 28, 2006 and 2005

During the year ended February 28, 2006, Bayswater incurred a loss of $832,130 compared to a loss of $143,952 for the year ended February 28, 2005.  The increased loss was due mostly to increases in consulting fees (2006 - $85,550; 2005 - $Nil), professional fees (2006 - $117,312; 2005 - $23,851), stock-based compensation (2006 - $332,557; 2005 - $Nil) and mineral properties written off (2006 - $129,396; 2005 - $Nil). The increases in consulting fees and professional fees were a result of the Company being more active in 2006, raising funds through private placements and acquiring additional mineral properties. Stock-based compensation expense was due to 1,365,000 options being granted in 2006 (2005 – Nil).   In 2006, the Company’s management decided not to proceed with earning an interest in a mineral property. Consequently, all costs related to the property were written off.

B.

Liquidity and Capital Resources

Nine Months Ended November 30, 2007

The Company commenced fiscal 2008 with working capital of approximately $12,700,000 and cash and short-term investments of $12,875,852. As at November 30, 2007, the Company has a working capital position of approximately $29,600,000 and cash and short-term investments of $28,080,492. Acquisition, investment, exploration and administrative expenditures incurred during the nine months ended November 30, 2007 were funded from cash generated by the transactions noted below:

a)

The Company issued 4,336,800 units (the “Units”) at a price of $1.45 per Unit and 11,375,000 flow-through units (the “FT Units”) at a price of $1.65 per FT Unit to raise gross proceeds of  $25,057,110 (the “Offering”).

Each Unit consisted of one common share and one half of one common share purchase warrant (each whole such purchase warrant, a “Warrant”). Each FT Unit consisted of one flow-through common share and one-half of one transferable Warrant. Each Warrant is exercisable into one additional non-flow-through common share at an exercise price of $1.85 to September 8, 2008.

The Agent received a commission equal to 7% of the gross proceeds of the Offering, consisting of cash of $828,173 and 638,500 Units valued at $925,825. As well, the Agent received 1,571,180 compensation options valued at $1,472,250, each of which is exercisable into one common share at an exercise price of $1.70 to September 8, 2008. The compensation options were valued using the Black-Scholes option pricing model, assuming volatility of 105.64%, risk-free interest rate of 3.90%, expected life of eighteen months and 0% dividends.

b)

The Company issued 177,900 common shares pursuant to the exercise of stock options for total proceeds of $102,486.

c)

The Company issued 4,407,137 common shares pursuant to the exercise of warrants for total proceeds of $4,723,675.

d)

The Company sold 2,000,000 shares of Silver Spruce for total proceeds of $2,515,586.

Year Ended February 28, 2007

The Company commenced fiscal 2007 with a working capital deficiency of approximately $135,000 and cash and short-term investments of $Nil.  As at February 28, 2007, the Company has a working capital position of approximately $12,700,000 and cash and short-term investments of approximately $12,900,000. Acquisition, investment, exploration and administrative expenditures incurred during the year ended February 28, 2007 were funded from cash generated by the transactions noted below:

a)

completed a brokered private placement for total proceeds of $9,937,025.  The private placement consisted of 6,357,500 flow through units at a price of $0.90 per unit and 5,620,366 non-flow through units at a price of $0.75 per unit.  Each flow through unit consists of one flow-through common share and one half of one share purchase warrant.  Each non-flow through unit consists of one common share and one half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one additional common share at an exercise price of $1.00 per share until September 27, 2007.  The Company paid a commission of 7.5% of the gross proceeds of the private placement through the issuance of 724,852 units valued at $543,639 with the same terms as the private placement and $201,638 in cash.   Additionally, 1,197,786 compensation options valued at $576,430 were issued as a commission in connection with the private placement.  Each compensation option entitles the holder to acquire one additional common share at an exercise price of $0.80 per share until September 27, 2007.

b)

completed a brokered private placement of  7,620,000 flow-through units issued at $1.05 per unit (the “Offering”) for total proceeds of $8,001,000.  Each unit will be comprised of one flow-through common share and one share purchase warrant to acquire one additional flow-through common share for a period of two years from the date of closing at $1.20 per share.  Agent compensation includes a commission of $128,756 and 447,000 units of the Company, valued at $469,350, having the same terms as the units in the Offering, except that they are not flow-through units; and 759,500 Compensation Options, valued at $629,322, which shall entitle the Agent to purchase one common share of the Company for a period of two years from closing at $1.10 per share.

c)

completed a non-brokered private placement which consisted of  2,909,665 units at a price of $0.90 per unit for total gross proceeds of $2,618,700.  Each unit is comprised of one common share and one share purchase warrant, each warrant exercisable at a price of $1.20 per share for a period of two years from the date of closing.

d)

issued 3,235,720 common shares on exercise of options for proceeds of $2,064,126.

e)

issued 5,791,635 common shares on exercise of warrants for proceeds of $3,042,680.

Year Ended February 28, 2006

The Company started 2006 with a working capital deficiency of about $55,000 and had a working capital deficiency as at February 28, 2006, of approximately $135,000.  Exploration and administrative expenditures incurred during 2006 were funded from cash generated by the transactions noted below:

a)

The Company completed a non-brokered private placement for total proceeds of $291,000.  The Company issued 2,350,000 common shares and 2,500,000 units at $0.06 per share and unit.  Each unit consisted of one common share and one share purchase warrant.  Each share purchase warrant is exercisable into one additional common share at a price of $0.10 per share until October 27, 2007.

b)

The Company completed a non-brokered private placement for total proceeds of $800,000.  The private placement consisted of 2,000,000 units at $0.40 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant.  Each share purchase whole warrant entitles the holder to purchase one additional common share at $0.60 per share until December 20, 23 and 27, 2007.  There were 3 separate closing dates in connection with this private placement.  The Company paid a finder’s fee of 122,000 units with the same terms as the private placement and 152,500 warrants valued at $66,206.  Each warrant is exercisable into one additional common share at a price of $0.65 per share until December 23, 2007.

c)

The Company issued 40,200 common shares on exercise of options for total proceeds of $9,000.

d)

The Company issued 1,111,111 common shares on exercise of warrants for total proceeds of $333,333.

We have approximately $30 million of available funds as of January 4, 2008 represented as current assets less current liabilities. We are organized and financed to conduct business as a Tier 1 Mining Issuer, as defined by the policies of the TSX Venture Exchange, Inc. that will operate primarily in Canada and the United States, as well as in Niger, Mali and Ireland.

C.

Research and Development, Patents and Licenses, Etc.

Not applicable.

D.

Trend Information.

We have not generated operating revenue to date, and expect to remain an exploration stage company for the foreseeable future.  Accordingly, we do not anticipate generating operating revenue during the fiscal year ending February 28, 2008. For the current fiscal year, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on our operations, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of our financial condition.

E.

Off-Balance Sheet Arrangements.

Not applicable

F.

Tabular Disclosure of Contractual Obligations.

The following table discloses our contractual obligations as at November 30, 2007:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Letter Agreement dated November 17, 2005 between Bayswater Ventures and Longview Capital Partners Incorporated regarding option to purchase certain mineral concessions located in Niger, West Africa;	$840,000 payable ½ in cash and ½ in shares ($84,000 paid) and 800,000 shares	No commitments until concessions granted
Letter Agreement dated November 24, 2005 between Bayswater Ventures and Claude Jobin regarding acquiring additional mineral concessions located in Niger;	$US30,000 payable ½ in cash and ½ in shares and 20,000 shares	No commitments until concessions granted
Establishment Agreement dated April 2, 2007 between NCA and the Government of the Republic of Mali in regards a prospecting permit	US$561,000 work requirement	US$180,000 work requirement	US$188,000 work requirement	US$193,000 work requirement
Investor Relations Agreement dated November 1, 2007 between the Registrant and the Windward Agency	$US4,000 per month	US$4,000 per month	US$4,000 per month
Investor Relations Agreement dated August 13, 2007 between the Registrant and Riley Cullen	Not to exceed $3,750 per month	Not to exceed $3,750 per month
Letter Agreement dated July 20, 2007 between the Registrant and Silver Spruce Resources Inc and Universal Uranium Inc. regarding a joint venture on certain claims in the Stipek River area, Labrador	200,000 shares (issued) $100,000 work requirement	$100,000 work requirement
Letter Agreement dated July 27, 2007 between the Registrant and UCore Uranium Inc. regarding a joint venture of the Maikkokik River properties, Labrador.	$266,667 work requirement	$266,667 work requirement
Letter Agreement dated August 20, 2007 between the Registrant and Sedi-Met Inc. and Urawest Energy LLC regarding an option to purchase the Hurricane Cliffs property, Uttah	US$225,000and 450,000 shares	US$50,000 and 50,000 shares	US$175,000 and 100,000 shares	300,000 shares
Letter Agreement dated August 20, 2007 between the Registrant and Sedi-Met Inc. and Urawest Energy LLC regarding an option to purchase the Baca property, New Mexico	US$450,000 and 900,000 shares	US$100,000 and 100,000 shares	US$350,000 and 200,000 shares	600,000 shares
Letter Agreement dated September 11, 2007 between the Registrant and Rhino Exploration Ltd. concerning an option to purchase the Wisker Valley Property	$1,300,000 cash, $2,500,000 expenditures and 1,800,000 shares	$200,000 cash, $250,000 expenditures and 400,000 shares	$1,100,000 cash, $1,250,000 expenditures and 1,400,000 shares	$1,000,000 expenditures
Letter Agreement dated October 20, 2005 between NCA and D. Spencer and P. Spencer and Stockade Beaver Creek in regards surface and mineral rights on certain lands in Custer County, South Dakota	US$6,000	US$1,200	US$2,400	US$2,400	US$1,200 per year payable for surface access use as long as claims are in good standing
Letter Agreement dated March 14, 2006 between NCA and Miller-Berdahl Partnership concerning option to purchase certain Wyoming and South Dakota uranium properties	US$500,000 and 130,000 shares	US $200,000 cash and 65,000 shares	US $300,000 cash and 65,000 shares

Letter Agreement dated June 1, 2007 between NCA and V. L Ackerman, trustee for various trusts, in regards exploration rights and option to lease certain surface and mineral rights on land in Crook County, Wyoming

	Exploration Rights: US$69,652 Mining Lease: US$76,629	Exploration Rights: US$9,950	Exploration Rights: US$34,826	Exploration Rights: US$24,876 Mining Lease: US$76,629

Lease payments consisting of rental and advance royalty payments continue for a term of 20 years or until such time as production commences in the amount of US$74,269 until the 3rd year, increasing to US$99,506 in the 4th to 6th years and escalating to US$124,382 in the 7th and subsequent years; advance royalty portion of the payments are deductable from production royalty payments.

Letter Agreement dated October 31, 2006 between NCA and Hutton Land & Livestock, Inc. in regards an option to lease certain surface and mineral rights on land in Crook County, Wyoming	Exploration Rights: US$43,207 Mining Lease: US$108,016	Exploration Rights: US$7,201	Exploration Rights: US$36,006	Mining Lease: US$108,016

Lease payments consisting of rental and advance royalty payments continue for a term of 20 years or until such time as production commences in the amount of US$54,008 until the 3rd year, increasing to US$72,011 in the 4th to 6th years and escalating to US$90,013 in the 7th and subsequent years; advance royalty portion of the payments are deductable from production royalty payments.

Letter Agreement dated September 1, 2006 between NCA and Judy M. Greenwood and David H. Greenwood in regards an option to lease certain surface and mineral rights on land in Crook County, Wyoming	Exploration Rights: US$17,105 Mining Lease: US$42,762	Exploration Rights: US$2,851	Exploration Rights: US$14,254	Mining Lease: US$42,762

Lease payments consisting of rental and advance royalty payments continue for a term of 20 years or until such time as production commences in the amount of US$21,381 until the 3rd year, increasing to US$28,507 in the 4th to 6th years and escalating to US$35,634 in the 7th and subsequent years; advance royalty portion of the payments are deductable from production royalty payments.

Letter Agreement dated November 1, 2005 between NCA and

Jimmy D Schlosser and Katherine M. Schlosser in regards surface and mineral lease on lands associated with the Ella claims, Alzada Project, Carter County, Montana

	US$240,000 advance royalty payments	US$40,000 advance royalty payment	US$ 100,000 advance royalty payments	US$100,000 advance royalty payments

Advance royalty payments either continue for a total term of 20 years escalating to $100,000 per year in the 14th year; or are $100,000 per year upon production and in either case all such payments are deducted from production royalty payments.

Letter Agreement dated June 2007 between NCA and Cochran Grazing Association in regards surface and mineral lease on lands associated with Acadia claims, Alzada Project, Carter County, Montana	US$196,785 advance royalty payments	US$39,357 advance royalty payment	US$78,714 advance royalty payment	US$78,714 advance royalty payment

Advance royalty payments continue for a total term of 20 years increasing to $78,714 per year in the 11th year until production royalty payments are made at which time all advance royalty payments are deducted from production royalty payments.

Letter Agreement dated June 1, 2007 between Kilgore and Pathfinder Mines Corporation in regards purchase of a data base for Mountain City property, Nevada	US$100,000	Payment not due until issuance of a Mine Permit

Letter Agreement dated June 5, 2006 between Kilgore and Tronox Worldwide LLC and Tronox Incorporated in regards purchase of a data base for uranium properties in Carter County, Montana and Crook County, Wyoming

	US$100,000	Payment not due until granting of all permits to construct a uranium mine

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management.

Biographical Information

George Leary, 65, President, CEO and Director.  Mr. Leary is a highly experienced exploration geologist—directly involved in the mineral resource industry since 1964.  He has worked throughout North and South America and Russia.  He has extensive experience with a wide variety of commodities and mineral deposit models and has been responsible for the discovery of a number of significant mineralized systems in B.C and the Yukon.  He spent 14 years with Amax Exploration Inc. in Vancouver, B.C. and during the latter part of his tenure was in charge of base metal exploration in the Canadian cordillera.  He subsequently spent three and 1/2 years with Union Oil of Canada in Calgary where he was responsible for base, precious and specialty metal exploration in Canada. Mr. Leary holds a M.Sc. from the University of British Columbia and is a registered Professional Engineer with the Province of British Columbia and is a registered Professional Geologist with the Province of Alberta.

Victor Tanaka, 62, Chief Operating Officer, Executive Vice President and Director.  Mr. Tanaka has over thirty years experience as a geologist and exploration manager with junior and senior companies. During his career, he has participated in numerous mineral discoveries. Prior to joining Bayswater, Mr. Tanaka held senior positions with Freeport McMoRan Gold Co., Aber Resources Ltd., Asamera Inc., Cominco Ltd., and Canarc Resources. In addition to managing the daily affairs of Kilgore, he is a director of several listed junior resource companies including Fjordland Exploration Inc. (FEX: TSX-V) where he is President. Mr. Tanaka holds a B.Sc. from McGill University, Montreal Quebec and is a registered professional geologist in the Province of British Columbia.

Kenneth Armstrong, 38, Director.  Mr. Armstrong is the President and Chief Executive Officer of Strongbow Exploration Inc. (TSX-V.SBW). Mr. Armstrong graduated from the University of Western Ontario with an Honours Bachelor of Science Degree (Geology) in 1992 and from Queen's University with a Master of Science Degree in Geology in 1995. He worked as a geologist with Diavik Diamond Mines Inc. from 1996 to 1997 and during that time was involved with the development of the original resource models for the Diavik Diamond mine in the Northwest Territories. Mr. Armstrong joined Aber Resources Ltd. in the fall of 1997 as Project Geologist, and since that time has also managed diamond, gold, and base metal exploration programs in Canada's north for Navigator Exploration Corp., Strongbow Resources Ltd. and Stornoway Diamond Corporation. Mr. Armstrong is a registered Professional Geoscientist in the Province of Ontario.

James Stewart, 48, Director.  Mr. Stewart obtained his law degree from the University of British Columbia in 1983.  From June 1993 to March 2000 Mr. Stewart was general counsel for Adrian Resources Ltd.  Since June 1998 he has practiced law, primarily in the area of securities law, through his law corporation James G. Stewart Law Corporation. At various times from 1995 to date Mr. Stewart has acted as a director and officer of a number of publicly-traded resource companies.

Praveen Varshney, 43, Director.  Mr. Varshney, a Chartered Accountant, is a Principal and Director of Varshney Capital Corp., a venture capital firm. Mr. Varshney has been a member of the Vancouver chapter of The Entrepreneurs’ Organization since 1996 and is past chapter President. He is also a founding director of the Vancouver chapter of The Indus Entrepreneurs and served on the chapter board from 1999 to 2002. Mr. Varshney is a member of the Sauder School of Business Faculty Advisory Board, a Director of the Vancouver Board of Trade and a past recipient of Business in Vancouver’s 40 Under 40 Awards.

Mark Gelmon, 50, Chief Financial Officer. Mr. Gelmon is a Chartered Accountant and member off the Institute of Chartered Accountants of B.C. He has served as an auditor, director, chief financial officer, corporate controller and accountant for several public and private companies. He currently provides accounting and management services to various companies, and will devote up to 70% of his time to our affairs.

Marion McGrath, 47, Corporate Secretary. Ms. McGrath is co-founder and co-owner of iO Corporate Services Ltd., a company providing corporate and accounting services to various publicly-traded North American companies.  Ms. McGrath spent 15 years as a senior paralegal with a Vancouver based securities law firm prior to becoming self-employed.  She has been actively engaged in the securities industry for over 20 years, serving as a director and officer of numerous public companies in a corporate administrative capacity, and will devote up to 10% of her time to our affairs.

Gordon Davidson, 55, Vice President - Exploration (Canada).  Mr. Davidson is responsible for overseeing all of the Resulting Issuer's projects in Canada, including directing exploration strategy, managing exploration programs, and project development. Mr. Davidson, P.Geol, has 30 years experience in mineral exploration including over 20 years experience in uranium exploration with a strong focus on directing exploration strategy and project management.  He is credited with having a significant role in the discovery of Areva's Andrew Lake uranium deposit in the Kiggavik Trend of the North Thelon Basin, as well as the discovery of unconformity-type uranium mineralization in the South Thelon Basin at the Boomerang Project which is currently being explored by Cameco Corporation and Uravan Minerals Inc.  Mr. Davidson also has significant uranium exploration experience in the Athabasca Basin as well as Labrador's Central Mineral Belt.  Uranium exploration companies he has held positions of responsibility in include Uravan Minerals, PNC Exploration (now JCU Exploration), Urangesellschaft (now part of Areva) and British Newfoundland Exploration Ltd.  More recently, Gord directed exploration activities at Cumberland Resources Ltd. where he was an important member of the team that brought the Meadowbank Gold Project in Nunavut from a prospect through to a positive production decision.

Keith Laskowski, 51, Vice President - Exploration (U.S.).  Mr. Laskowski holds an MSc in Geology, from the Colorado School of Mines, and is a Qualified Person, as defined by NI 43-101, with over 28 years of experience in uranium, precious metals and base metals exploration, and mine geology. He served as the President and CEO of the Gallant Minerals group of exploration companies, from 1997–2005, based in London and exploring in Peru and Mongolia. Prior to his tenure with Gallant, Mr. Laskowski worked for 17 years with Newmont Exploration Ltd., where he managed regional exploration offices in North Carolina and Minnesota, managed gold exploration programs throughout the North American Cordilleran, and obtained operating experience in the Post and Carlin gold mines in Nevada (U.S.A.). Since 1983, Mr. Laskowski has authored or co-authored six geological publications. He has served as a Director and Vice President of Exploration for  Northern Canadian Uranium Inc. since January 2006 and is a Director of Garnet Point Resources Inc. (GRC.V)

Other Reporting Issuer Experience

The following table sets our directors and officers who are, or have been within the last five years, directors or officers of other reporting issuers:

Name of Director, Officer or Promoter	Name of Reporting Issuer	Name of Trading Market	Position	Period
George Leary	Bayswater Uranium Corporation	TSX-V	President, CEO and Director	January 2003 to Present
	Jalna Minerals Ltd.	NEX	Chairman, CEO, President and Director	August 2001 to July 2006
Victor Tanaka	Bayswater Uranium Corporation	TSX-V	Chief Operating Officer and Director	August 2006 to Present
	Pathfinder Resources Ltd.	TSX-V	President and Director	December 1993 to August 2006
	Fjordland Explorations Inc.	TSX-V	President and Director	June 1996 to Present
	Commander Resources Ltd.	TSX-V	Director	January 1993 to Present
	Serengeti Resources Inc.	TSX-V	Director	July 2002 to Present
	Gitennes Exploration Inc.	TSX	Director	March 2005 to Present
	IMPACT Silver Corp.	TSX-V	Director	March 1996 to Present
Ken Armstrong	Bayswater Uranium Corporation	TSX-V	Director	February 2006 to Present
	Strongbow Explorations Inc.	TSX-V	Director	July 2005 to Present
			President and CEO	January 2005 to Present
	North Arrow Minerals Inc.	TSX-V	Director	May 2007 to Present
James G. Stewart	Adrian Resources Ltd.	TSX-V	Director and Secretary	July 1993 to April 2004
	Buffalo Gold Ltd.	TSX-V	Director	November 1999 to present
			Secretary	May 1998 to April 2003
	Kingsman Resources Ltd.	TSX-V	Director	June 2003 to present
	Lund Gold Ltd.	TSX-V	Secretary	January 1998 to present
			Director	December 1998 to present
	Salmon River Resources Ltd.	TSX-V	Director and President	June 2004 to present
	Oromin Explorations Ltd.	TSX-V	Director	July 1995 to present
			Secretary	August 1996 to present
	Madison Minerals Inc.	TSX-V	Secretary	July 1996 to present
			Director	April 1997 to present
	Saville Resources Ltd. (formerly Blue Emerald Resources Corp.)	TSX-V	Director	November 1994 to December 2003
	Sonora Gold Corp.	TSX-V	Director	June 1996 to September 2005
			Secretary	June 1996 to June 2002
	Bayswater Uranium Corporation	TSX-V	Director	October 2007 to Present
	CMYK Capital Inc.	TSX-V	VP Corporate Development	March 2007 to Present
Praveen Varshney	Afrasia Mineral Fields Inc.	TSX-V	Director and President	January 1995 to Present
	Bassett Ventures Inc. (formerly AssistGlobal Technologies Inc.)	CNQ/OTC	Director	September 1991 to June 2006
			CFO	September 2003 to June 2006
			President	September 1999 to September 2003
	BCY Resources Inc.	TSX-V	Director	July 2007 to Present
	Camphor Ventures Inc. (formerly Sierra Madre Resources Inc.)	TSX-V	Director	November 1992 to April 2007
			President	November 1992 to April 2007
	Carmanah Technologies Corporation	TSX	Director	December 1999 to Present
			CFO	June 2001 to August 2007
	Garnet Point Resources Corp.	TSX-V	Director	May 2002 to March 2005 and November 2006 to Present
			President	May 2002 to November 2003 and November 2006 to Present
			CFO	November 2003 to March 2005
	JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.)	TSX-V	Director	December 2001 to Present
			CFO	December 2001 to June 2007
			President	June 2003 to May 2004
	Mantle Resources Inc.	TSX-V	Chief Financial Officer	June 2005 to Present
	MVS Capital Corp.	TSX-V	Chief Financial Officer	February 2006 to February 2007
	Northern Canadian Uranium Inc.	TSX-V	Director, President	January 2006 to Present
	PCG Ventures Inc.	TSX-V	Director, CFO and Secretary	June 2000 to April 2003
	Quicksilver Ventures Inc.	TSX-V	Director	November 1999 to February 2004
	Spring & Mercer Capital Corp.	TSX-V	Director	March 2007 to Present
	Uniserve Communications Corp. (formerly Technovision Systems Inc. – amalgamated with Axion Communications Inc.)	TSX-V	Director	December 2002 to January 2005
Mark Gelmon	Bayswater Uranium Corporation	TSX-V	Chief Financial Officer	February 2005 to Present
	Transamerican Energy Inc.	TSX-V	Chief Financial Officer	January 2005 to August, 2007
	Precision Enterprises Inc.	TSX-V	Chief Financial Officer	June 2006 to November, 2007
Marion McGrath	Teslin River Resources Corp.	TSX-V	Director and Corporate Secretary	November 2004 to Present
	Terra Nova Gold	TSX-V	Corporate Secretary	October 2007 to Present
	Oriental Minerals Inc.	TSX-V	Corporate Secretary	March 2007 to Present
	Bayswater Uranium Corporation	TSX-V	Corporate Secretary	February 2007 to Present
	Bayswater Ventures Corp.	TSX-V	Director	February 2005 to August 2006
			Corporate Secretary	January 2003 to February 2005
	Bellhaven Copper and Gold Inc.	TSX-V	Corporate Secretary	May 2006 to Present
	Jalna Minerals Ltd.	NEX	Director and Corporate Secretary	December 2003 to May 2007
	Orsa Ventures Corp.	TSX-V	Director	December 2000 to July 2007
	Landdrill International Inc.	TSX-V	Director	January 2003 to December 2005
	Luzon Minerals Ltd.	TSX-V	Director	April 2002 to Present
	Nikos Exploration Ltd.	TSX-V	Director	January 2001 to November 2006
	Windarra Minerals Ltd.	TSX-V	Corporate Secretary	January 2003 to February 2004
	CRA Phase II Ltd.	TSX-V	Director	December 2000 to March 2002
	Stingray Resources Inc.	TSX-V	Corporate Secretary	June 2002 to July 2003
	Strathclair Ventures Inc.	TSX-V	Corporate Secretary	December 2001 to June 2002
	Fury Explorations Ltd.	TSX-V	Director	April 1996 to April 2003
	Pacific Asia China Energy Inc.	TSX-V	Director	November 2003 to December 2005
Gord Davidson	Bayswater Uranium Corporation	TSX-V	VP Exploration (Canada)	December 2006 to Present
Keith Laskowski	Northern Canadian Uranium Inc.	TSX-V	Director	June 2006 to Present
			VP Exploration	January 2006 to Present
	Garnet Point Resources Corp.	TSX-V	Director	August 2007 to Present
	Amerix Precious Metals Inc	TSX -V	President, CEO and Director	January 2007 to June 2007
	Solomon Resources Ltd.	TSX - V	President and CEO	March 2005 – March 2006

There is no family relationship between any of the persons named in this Item 6.A.  None of our directors or members of senior management was selected pursuant to any arrangement with major shareholders, customers, suppliers or others.

B.

Compensation.

We have not completed a financial year and, accordingly, cannot provide historical information about the compensation, and benefits in kind, granted to our directors, administrative, supervisory or management bodies.

We expect to continue our engagement with iO Corporate Services Ltd. to perform management services at a cost of $2,500 per month. In addition, GML Minerals Consulting Ltd. will perform consulting services for $16,000 per month. GML Minerals is owned and controlled by George Leary, our CEO, President and a director, and his wife.  We have engaged Victor Tanaka, Chief Operating Officer and Executive Vice President, to provide geological consulting services and technical expertise for $16,000 per month.  Gordon Davidson, VP Exploration (Canada), is paid $15,000 per month. Keith Laskowski, VP Exploration (United States), is paid US$15,000US per month.

Apart from the foregoing, we do not compensate to any directors or senior officers apart from stock option compensation and a nominal rate to our chief financial officer.

C.

Board Practices.

Each director is elected at the annual general meeting of shareholders to hold office until the next annual general meeting of our shareholders.  Our Board of Directors is comprised of George Leary, Victor Tanaka, Kenneth Armstrong. Praveen Varshney and James Stewart, each of whom, other than James Stewart who was appointed on October 5, 2007 and Praveen Varshney who was appointed December 21, 2007, has served since the amalgamation was completed on July 24, 2007.

Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance Committee.  The initial members of each committee are Praveen Varshney (also serves as chair of the Audit Committee), Kenneth Armstrong (also serves as chair of the Compensation Committee) and James Stewart (also serves as chair of the Corporate Governance Committee).  Compensation Committee members, a majority of whom must be independent, hold office until the next annual meeting of shareholders unless earlier removed or replaced by the Board.  The members Corporate Governance Committee, at least three of whom must be independent, hold office until the next annual meeting of shareholders unless earlier removed or replaced by the Board.  Our Board has adopted an Audit Committee Charter, Compensation Committee Charter and Corporate Governance Committee Charter, copies of which are posted on our Internet website at www.bayswateruranium.com.

D.

Employees.

Bayswater has one employee in Canada and   seven employees  in the United States.

E.

Share Ownership.

OPTION GRANTS TO DIRECTORS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
George Leary(1)	215,000 500,000 200,000 200,000	$0.90 $1.30 $1.41 $1.42	$0.90 $1.30 $1.41 $1.42	April 10, 2011 July 19, 2011 September 1, 2011 December 8, 2011
Damien Reynolds(2)	745,000 500,000 200,000 200,000	$0.90 $1.30 $1.41 $1.42	$0.90 $1.30 $1.41 $1.42	April 10, 2011 July 19, 2011 September 1, 2011 December 8, 2011
Ken Armstrong(3)	75,000 75,000 50,000	$0.90 $1.41 $1.42	$0.90 $1.41 $1.42	April 10, 2011 September 1, 2011 December 8, 2011
Victor Tanaka(4)	176,400 175,000 175,000	$1.22 $1.41 $1.42	$1.22 $1.41 $1.42	July 26, 2011 September 1, 2011 December 8, 2011

(1)

During the year ended February 28, 2007, Mr. Leary exercised 215,000 options at an exercise price of $0.90 per Bayswater Share. Subsequent to financial year end dated February 28, 2007, Mr. Leary was granted 930,000 options at an exercise price of $1.65 until March 22, 2012 and 370,000 options at an exercise price of $0.80 until August 16, 2012.

(2)

During the year ended February 28, 2007, Mr. Reynolds exercised 745,000 options at an exercise price of $0.90 per Bayswater Share and 500,000 options at an exercise price of $1.30 per Bayswater Share. Subsequent to financial year end dated February 28, 2007, Mr. Reynolds was granted 930,000 options at an exercise price of $1.65 until March 22, 2012. Mr. Reynolds resigned as a director of Bayswater on October 5, 2007 and all of his unexercised options expired on November 4, 2007.

(3)

During the year ended February 28, 2007, Mr. Armstrong exercised 75,000 options at an exercise price of $0.90 per Bayswater Share. Subsequent to the financial y ear ended dated February 28, 2007, Mr. Armstrong was granted 250,000 options at an exercise price of $1.65 until March 22, 2012 and 125,000 options at an exercise price of $0.80 until August 16, 2012 .

(4)

Subsequent to the financial year ended dated February 28, 2007, Mr. Tanaka was granted 930,000 options at an exercise price of $1.65 until March 22, 2012 and 370,000 options at an exercise price of $0.80 until August 16, 2012, and exercised 100,000 options at an exercise price of $0.34 per Bayswater Share.

Terms of  options deemed to be outstanding

Name	No. of options currently exercisable or exercisable in the next 60 days	Expiry Date	Exercise Price
George Leary Director Calgary, AB	500,000	July 19, 2011	$1.30
	200,000	September 1, 2011	$1.41
	200,000	December 8, 2011	$1.42
	930,000	March 22, 2012	$1.65
	370,000	August 16, 2012	$0.80
	251,250	January 7, 2013	$0.83
Victor Tanaka Director North Vancouver, BC	152,880	March 20, 2008	$0.34
	176,400	July 26, 2011	$1.22
	175,000	September 1, 2011	$1.41
	175,000	December 8, 2011	$1.42
	930,000	March 22, 2012	$1.65
	370,000	August 16, 2012	$0.80
	251,250	January 7, 2013	$0.83
Kenneth Armstrong Director Vancouver, BC	75,000	September 1, 2011	$1.41
	50,000	December 8, 2011	$1.42
	250,000	March 22, 2012	$1.65
	125,000	August 16, 2012	$0.80
	93,750	January 7, 2013	$0.83
James Stewart Director Vancouver, BC	150,000	January 7, 2013	$0.83
Praveen Varshney Director Vancouver, BC	13,000	October 5, 2010	$0.49
	65,000	June 2, 2011	$0.77
	113,750	$0.65	March 5, 2012
	150,000	January 7, 2013	$0.83
Gordon Davidson VP Exploration North Vancouver	200,000	December 8, 2011	$1.42
	300,000	March 22, 2012	$1.65
	100,000	August 16, 2012	$0.80
	93,750	January 7, 2013	$0.83
Keith Laskowski VP Exploration (USA) Golden, CO	325,000	February 14, 2009	$0.55
	32,500	March 5, 2012	$0.65
	337,500	January 7, 2013	$0.83
Mark Gelmon Chief Financial Officer Vancouver, BC	15,000	April 10, 2011	$0.90
	20,000	September 1, 2011	$1.41
	45,000	December 8, 2011	$1.42
	150,000	March 22, 2012	$1.65
	50,000	August 16, 2012	$0.80
	63,750	January 7, 2013	$0.83
Marion McGrath Corporate Secretary New Westminster, BC	20,000	July 19, 2011	$1.30
	10,000	December 8, 2011	$1.42
	100,000	March 22, 2012	$1.65
	15,000	August 16, 2012	$0.80
	15,000	January 7, 2013	$0.83

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders.

To our knowledge, no person beneficially owns more than 5% of our issued and outstanding common shares.

B.

Related Party Transactions.

Nine months ended November 30, 2007

During the nine months ended November 30, 2007, the Company:

a)

Paid or accrued $343,569 (November 30, 2006 - $300,750) for management and consulting fees to a company controlled by the President of the Company, a director and companies with common directors;

b)

Paid or accrued $47,600 (November 30, 2006 - $27,000) for rent to a company controlled by the President of the Company, a company with a director in common and a company owned by an officer of the Company;

c)

Paid or accrued $30,500 (November 30, 2006 - $22,500) for administration fees to a company owned by an officer of the Company;

d)

Paid or accrued $50,000 (November 30, 2006 - $62,500) for investor relations to a company with a director in common;

e)

Paid or accrued $200,000 (November 30, 2006 - $Nil) for property acquisition costs to Longview.

f)

Received $111,520 (November 30, 2006 - $Nil) from a company with directors in common pursuant to a mineral property option agreement.

h)

Paid or accrued $11,429 (November 30, 2006 - $Nil) for consulting fees included in deferred exploration costs to a director of the Company.

Included in accounts payable and accrued liabilities at November 30, 2007 is $166,680 owing to a company controlled by the President of the Company, a director and a company with directors in common.

Year ended February 28, 2007

During the year ended February 28, 2007, the Company:

a)

Paid or accrued $451,941 for management fees to a company controlled by the president, a director and companies with common directors.

b)

Paid or accrued $38,800 for rent to a company controlled by the president and a company with a director in common.

c)

Paid or accrued $41,000 for administration fees to a company owned by an officer of the Company.

d) Paid or accrued $106,250 for investor relations to a company with a common director.

e)

Paid or accrued $101,001 for property acquisition costs to a company with a common director.

f)

Received $12,500 and 80,000 common shares valued at $48,800 from a company with common directors pursuant to a mineral property option agreement.

g)

Paid or accrued $58,480 for consulting fees included in deferred exploration costs to a company controlled by the president and a director.

Included in accounts payable and accrued liabilities at February 28, 2007 is $139,520 owing to a company controlled by the president, a director and a company with a common director.

Year ended February 28, 2006

During the year ended February 28, 2006, the Company:

a)

Paid or accrued $47,000 for management fees to a company controlled by the president of the Company.

b)

Paid or accrued $9,000 for rent to a company controlled by the president of the Company.

c)

Paid or accrued $30,000 for administration fees to a company with a common director.

d)

Paid or accrued $75,000 for consulting fees to a company with a common director.

e)

Paid or accrued $263,817 for property acquisition costs to a company with a common director.

Included in amounts due to related parties at February 28, 2006 is $91,263 owing to the president of the Company and $36,750 owing to a company with a common director.

Year ended February 28, 2005

During the year ended February 28, 2005, the Company:

a)

Paid or accrued $36,000 for management fees to a company controlled by the president of the Company.

b)

Paid or accrued $12,000 for rent to a company controlled by the president of the Company.

c)

Paid or accrued $30,000 for administration fees to a company with a common director.

Included in amounts due to related parties at February 28, 2005 is $7,669 owing to the president of the Company.

C.

Interests of Experts and Counsel.

Not applicable.

Item 8.

Financial Information

A.

Consolidated Statements and Other Financial Information.

See Item 17 - Financial Statements

B.

Significant Changes.

No significant change has occurred since the date of the most recent interim consolidated financial statements included in this registration statement.

Item 9.

The Offer and Listing

A.

Offer and Listing Details.

Registrant

The following table indicates the monthly high and low market prices for the common shares of the Registrant, as listed on the TSX-Venture Exchange under the ticker symbol “BAY” following the Amalgamation completed on July 24, 2007:

Month	High	Low	Close
April 2008	$0.49	$0.40	$0.44
March 2008	$0.65	$0.41	$0.44
February 2008	$0.62	$0.50	$0.59
January 2008	$ 1.00	$ 0.54	$ 0.58
December 2007	$ 0.82	$ 0.60	$ 0.82
November 2007	$1.30	$0.68	$0.70
October 2007	$1.25	$0.82	$1.17
September 2007	$1.19	$0.69	$0.95
August 2007	$1.35	$0.57	$0.69
July 2007(1)	$1.55	$1.13	$1.35

Kilgore

The following table indicates the annual high and low market prices for the ordinary shares of Kilgore, as listed on the TSX-Venture Exchange under the symbol “KAU,” for the five most recent fiscal years:

Fiscal Year ended	High	Low	Close
April 30, 2007	$1.89	$0.66	$1.42
April 30, 2006	$1.13	$0.41	$0.82
April 30, 2005	$0.90	$0.15	$0.55
April 30, 2004	$0.59	$0.32	$0.45
April 30, 2003	n/a	n/a	n/a

The following table indicates the high and low market prices for the ordinary shares of Kilgore for in the six months preceding the Amalgamation with the Old Bayswater on July 24, 2007:

Month	High	Low	Close
July 2007	$1.75	$1.26	$1.57
June 2007	$1.50	$1.25	$1.43
May 2007	$1.57	$1.17	$1.30
April 2007	$1.89	$1.35	$1.42
March 2007	$1.85	$1.35	$1.72
February 2007	$1.55	$0.91	$1.40

Old Bayswater

The following table indicates the annual high and low market prices for the ordinary shares of Old Bayswater, as listed on the TSX-Venture Exchange under the symbol “BAY,” for the most recent fiscal year since its amalgamation with Pathfinder Resources Ltd.:

Year ended	High	Low	Close
Fiscal year ended February 28, 2007	$2.47	$0.78	$2.03

The following table indicates the high and low market prices for the ordinary shares of Old Bayswater for each full fiscal quarter in following its amalgamation with Pathfinder Resources, Ltd. on August 15, 2006:

Fiscal Quarter ended	High	Low	Close
May 31, 2007	$2.16	$1.20	$1.21
February 28, 2007	$2.47	$1.24	$2.03
November 30, 2006	$1.69	$0.78	$1.47
August 31, 2006	$1.48	$0.52	$1.35

The following table indicates the high and low market prices for the ordinary shares of Old Bayswater for each month in the most recent six months prior to the Amalgamation:

Month	High	Low	Close
July 2007	$1.55	$1.13	$1.35
June 2007	$1.45	$1.14	$1.21
May 2007	$1.74	$1.20	$1.38
April 2007	$2.16	$1.55	$1.60
March 2007	$2.09	$1.44	$2.00
February 2007	$2.47	$1.51	$2.03

Bayswater Ventures

The following table indicates the annual high and low market prices for the ordinary shares of Bayswater Ventures, as listed on the TSX-Venture Exchange under the symbol “BVE” for the five most recent fiscal years prior to its amalgamation with Pathfinder on August 15, 2006:

Fiscal year ended	High	Low	Close
February 28, 2006	$1.15	$0.65	$0.80
February 28, 2005	$0.30	$0.10	$0.12
February 28, 2004	$0.60	$0.18	$0.29
February 28, 2003	$0.25	$0.04	$0.04
February 28, 2002	$0.18	$0.03	$0.05

The following table indicates the high and low market prices for the ordinary shares of Bayswater Ventures for each full fiscal quarter in each of the two most recent financial years prior to the Amalgamation with Pathfinder on August 15, 2006:

Fiscal Quarter Ended	High	Low	Close
May 31, 2006	$0.125	$0.08	$0.8
February 28, 2006	$1.15	$0.37	$0.80
November 30, 2005	$0.37	$0.065	$0.37
August 30, 2005	$0.12	$0.065	$0.85
May 30, 2005	$0.125	$0.08	$0.08
February 28, 2005	$0.15	$0.10	$0.10
November 30, 2004	$0.155	$0.13	$0.14
August 30, 2004	$0.19	$0.155	$0.16
May 30, 2004	$0.30	$0.16	$0.16

Pathfinder

The following table indicates the annual high and low market prices for the ordinary shares of Pathfinder, as listed on the TSX-Venture Exchange under the symbol “PHR,” for the five most recent fiscal years prior to its amalgamation with Bayswater Ventures on August 15, 2006:

Fiscal year ended	High	Low	Close
December 31, 2005	$0.49	$0.10	$0.30
December 31, 2004	$0.245	$0.10	$0.11
December 31, 2003	$0.23	$0.08	$0.20
December 31, 2002	$0.29	$0.05	$0.11
December 31, 2001	$0.15	$0.06	$0.12

The following table indicates the high and low market prices for the ordinary shares of Pathfinder for each full fiscal quarter in each of the two most recent financial years prior to the Amalgamation with Bayswater Ventures on August 15, 2006:

Fiscal Quarter Ended	High	Low	Close
June 30, 2006	$0.82	$0.41	$0.54
March 31, 2006	$0.69	$0.25	$0.61
December 31 2005	$0.30	$0.27	$0.30
September 30, 2005	$0.36	$0.34	$0.35
June 30, 2005	$0.18	$0.18	$0.18
March 31, 2005	$0.215	$0.205	$0.205
December 31, 2004	$0.12	$0.11	$0.11
September 30, 2004	$0.11	$0.11	$0.11
June 30, 2004	$0.15	$0.15	$0.15

B.

Plan of Distribution.

Not Applicable

C.

Markets.

The common shares of the Registrant are traded on the TSX Venture Exchange under the ticker symbol “BAY”.

D.

Selling Shareholders.

Not Applicable

E.

Dilution.

Not Applicable

F.

Expense of the Issue.

Not Applicable

Item 10.

Additional Information

A.

Share Capital.

We are authorized to issue an unlimited number of common shares with no par value. We have 145,498,742 common shares issued and outstanding.  We have 18,175,139 warrants outstanding exercisable to purchase our common shares and 13,762,580 options outstanding exercisable to purchase our common shares.

B.

Notice of Articles/ Articles

In the following summary, the term “BCBCA” refers to the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the that act.

1.

Register, Entry Number and Purposes

Our Certificate of Continuation was registered with the British Columbia Ministry of Finance Corporate and Personal Property Registries on December 7, 2006 under Continuation Number C0776592. The Certificate of Incorporation does not contain a statement of the Company’s objects and purposes.

2.

Directors’ Powers

A director who holds a disclosable interest in a contract or transaction into which the company has entered or proposes to enter is not entitled to vote on any directors’ resolutions to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

A director who holds a disclosable interest in a contract or transaction into which the company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may he counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

A director may hold any office or place of profit with the company, other than the office of / auditor of the company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No director or intended director is disqualified by his or her office from contracting with the company, either with regard to the holding of any office or place of profit the director holds with the company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the company is invalid merely because:

(1)

a director or senior officer of the company has an interests direct or indirect, in the contract or transaction;

(2)

a director or senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3)

the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

Subject to the BCBCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the company, except as auditor of the company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the company may be interested as a shareholder or otherwise, and, subject to the BCBCA, the director or officer is not accountable to the company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

The directors may authorized the company to:  (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the company or any other person and at such discounts or premiums and on such terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

A director is not required to hold a share in the capital of the company as qualification for his or her officer but must be qualified as required by the BCBCA to become, act, or continue to act as a director.

3.

Rights, Preferences and Restrictions Attaching to Each Class of Shares

Every shareholder is entitled to one vote on a vote or a poll.  A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll and may appoint a proxy holder to act at the meeting if the person first satisfies the chair of the meeting or the directors that he or she is a legal personal representative or trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

The shareholders have no special rights to receive dividends, share in company profits, share in any surplus upon liquidation, have their shares redeemed or any other special rights or special liabilities.

4.

Procedures to Change the Rights of Shareholders

Subject to the BCBCA, the company may:  (1) by directors’ resolutions or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and (2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

5.

Ordinary and Extraordinary Shareholders’ Meeting

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such and place as may be determined by the directors.

The shareholders may consent to all of the business on which they would be entitled to vote at an annual meeting by unanimous consent, provided that the shareholders unanimously select as the company’s annual reference date a date that would be appropriate for the holding of the applicable annual meeting.

Directors may call a meeting of the shareholders at any time.  Meetings may be held in British Columbia or outside of British Columbia, provided that such alternative location is approved by resolutions of the directors before the meeting and approved in writing by the Registrar of Companies before the meeting.

Each shareholder entitled to attend a shareholders’ meeting and each director and auditor of the company must receive from the company notice of the date, time and location of any shareholders’ meeting in the manner provided for in the Articles, or in such other manner, if any, as may be prescribed by directors’ resolution within 21 days before the meeting, so long as the company is publicly listed.

The company may send to each shareholder, whether or not their shares carry the right to vote, a notice of any shareholders’ meeting at which a resolution entitling shareholders to dissent is to be considered, specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolutions at least 21 days before the meeting, so long as the company is publicly listed.

If a shareholders’ meeting is to consider special business, then notice of meeting or a circular prepared in connection with the meeting must state the general nature of the special business and attaching any document that is to be considered, approved or ratified and stating that the document will be available for inspection upon request.

A two thirds majority of shareholder votes is required to pass a special resolutions.  Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or proxy.  No business, other than the election of a chair of the meeting and the adjournment of the meeting may be transacted unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.  If there is no quorum present within one half hour of the time set for the holding of the meeting, in the case of a general meeting, the meeting is dissolved, and in the case of any other shareholder meeting, the meeting stands adjourned to the same day in the next week at the same time and place.  If at the subsequent meeting there is no quorum present within one half hour of the time set for the holding of the meeting, the person or persons present and being, or represented by proxy, one or more shareholders entitled to attend and vote shall constitute a quorum.

In addition to those persons who are entitled to vote at a shareholders’ meeting, the only other persons entitled to be present are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the company, the auditor for the company, any persons invited to be present by the directors or by the chair and any persons entitled ore required under the BCBCA or the Articles to be present.  If any one of those persons, however, does attend, he or she is not counted in the quorum and is not entitled to vote, unless he or she is a proxy-holder.

6.

Limitations on Rights to Own Securities

No share may be issued until it is fully paid.  There are no restrictions on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the company.

7.

Impediments to Change of Control

None.

8.

Stockholder Ownership Disclosure Threshold in Bylaws

None.

9.

Significant Differences with Applicable U.S. Law

With respect to items 2 through 8 above, the law applicable to the Registrant is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

10.

Special Conditions for Changes in Capital

The conditions imposed by the Registrant’s Certificate of Incorporation are not more stringent than required under the Business Corporations Act (British Columbia).

C.

Material Contracts.

1.

Arrangement Agreement dated July 10, 2006 between Pathfinder and Bayswater Ventures pursuant to which Pathfinder and Bayswater Ventures agreed to amalgamate on the basis of  an exchange of (i) .588 common share of the corporation formed for purposes of the amalgamation (“Amalco”) for each common share of Pathfinder and options and warrants of Amalco on the same exchange ratio for outstanding options and warrants of Pathfinder, and (ii) one common share of Amalco for each share of Bayswater Ventures and options and warrants of Amalco on the same ratio for outstanding options and warrants of Bayswater.

2.

Arrangement Agreement dated June 6, 2007 between Kilgore and Old Bayswater pursuant to which Kilgore and Old Bayswater agreed to amalgamate, following a stock split by Old Bayswater at a ratio 1.25 common shares for each outstanding common share, on the basis of  an exchange of one common share of Kilgore for each share of Old Bayswater and outstanding options and warrants of Old Bayswater for options and warrants of Kilgore on the same exchange basis.

3.

Arrangement Agreement dated November 6, 2007 between Northern Canadian  and Bayswater pursuant to which Northern Canadian and Bayswater agreed to amalgamate on the basis of  an exchange of one common share of Northern Canadian for 0.650 share of a common share of  Bayswater and outstanding options and warrants of Northern Canadian for options and warrants of Bayswater on the same exchange basis.

D.

Exchange Controls.

There are no material governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Resulting Issuer, or the remittance of dividends, interest or other payments to nonresident holders of our securities.

E.

Taxation.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address individual consequences to persons subject to special provisions of the federal income tax law, such as those described below and excluded from the definition of a U.S. Holder. In addition, this discussion of United States Federal Income Tax Consequences does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of Registrant are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of Registrant.

THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF REGISTRANT COMMON SHARES IS COMPLEX AND POTENTIALLY UNFAVORABLE TO A U.S. HOLDER WHO DOES NOT MAKE A QUALIFIED ELECTING FUND (“QEF”) ELECTION, AS DESCRIBED BELOW. REGISTRANT HAS NOT DETERMINED WHETHER IT WILL MAKE THE COMPUTATIONS NECESSARY TO SUPPLY U.S. HOLDERS WITH THE INFORMATION NEEDED TO REPORT INCOME AND GAIN PURSUANT TO A QEF ELECTION.  IT IS THEREFORE POSSIBLE THAT U.S. HOLDERS WOULD BE UNABLE TO MAKE OR RETAIN A QEF ELECTION IN ANY YEAR THAT REGISTRANT IS A PASSIVE FOREIGN INVESTMENT COMPANY (AS DEFINED IN THE CODE). ACCORDINGLY, EACH U.S. HOLDER WHO ACQUIRES COMMON SHARES UNDER THIS REGISTRATION STATEMENT IS STRONGLY URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME,

ESTATE AND OTHER TAX CONSEQUENCES OF THE ACQUISITION OF COMMON SHARES, WITH SPECIFIC REFERENCE TO SUCH PERSON’S PARTICULAR FACTS AND CIRCUMSTANCES.

THE FEDERAL TAX DISCUSSION CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED BY THE CODE.  PROSPECTIVE INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN INDEPENDENT TAX ADVISORS CONCERNING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN REGISTRANT BASED ON THEIR PARTICULAR CIRCUMSTANCES.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services and U.S. Holders to whom Registrant is a controlled foreign corporation or a foreign personal holding company. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Registrant

The Registrant has not distributed dividends to date. In such event, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the United States dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

A U.S. Holder who is an United States resident individual may, under certain circumstances, be entitled to a reduced dividend tax rate of 15% on dividends received from Registrant (unless Registrant qualified in the tax year in which the dividends are paid or a preceding tax year as a “passive foreign investment company” to the U.S. holder, as defined below). Foreign corporations must meet various criteria in order for their dividends to qualify for the reduced tax rate which are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into United States dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its United States dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for United States dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Registrant (unless Registrant qualifies as a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Registrant (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

United States information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of Registrant’s common shares. Under Treasury Regulations, a non-corporate holder may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner ( e.g., Form W-9), (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their own tax advisors regarding the application of the United States information reporting and backup withholding rules. Amounts withheld as backup withholding may be credited against the U.S. Holder’s United States federal income tax liability. Additionally, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive category income,” and “general category income.”. Dividends distributed by Registrant will generally constitute “passive income” for these purposes (or possibly “general category income”).

If, and for so long as, Registrant is a United States owned foreign corporation, dividends paid by Registrant on the common shares may, subject to certain exceptions and elections, instead be treated for United States foreign tax credit purposes as partly foreign source “passive category income” (or possibly “general category income”) and partly United States source income, in proportion to the earnings and profits of Registrant in the year of such distributions allocable to foreign and United States sources, respectively. Registrant will be treated as a United States owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of Registrant is held, directly or indirectly, by U.S. holders. No assurance can be given as to whether Registrant is or will become a United States owned foreign corporation.

The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Registrant

Subject to the discussion below pertaining to passive foreign investment companies, a U.S. Holder will recognize gain or loss upon the sale of common shares of Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of Registrant are held for more than one year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant ("United States Shareholder"), the Registrant could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.

Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a passive foreign investment company and a CFC, the foreign corporation generally will not be treated as a passive foreign investment company with respect to United States Shareholders of the CFC. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed below with respect to a passive foreign investment company. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  Registrant does not expect to be a CFC under these rules. If Registrant is treated as a CFC, Registrant’s status as a CFC should not have an adverse effect on any shareholder of Registrant that is not a U.S. Shareholder.

Passive Foreign Investment Company

Registrant expects to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes.  The tax rules generally applicable to a PFIC are very complex and, in some cases, uncertain.  Each U.S. Holder is strongly urged to consult his, her or its own tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Registrant makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. Due to the lack of operating revenue, it is likely that Registrant is a PFIC for its year ended December 31, 2006, and may also be classified as a PFIC in future fiscal years.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined above) and a U.S. Holder owns, directly or indirectly, 10% or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” above).

A U.S. Holder who elects in a timely manner to treat Registrant as a QEF (an “Electing U.S. Holder”) will be subject, during any taxable year to which the election applies and in which the Registrant qualifies as a PFIC, to current federal income tax on such U.S. Holder’s pro rata share of Registrant’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) Registrant’s taxable year ends, regardless of whether such amounts are actually distributed.

Registrant has not determined whether, assuming it is a PFIC, it would make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election.  Accordingly, it is possible that U.S. Holders would not be able make or retain the election in any year that Registrant is a PFIC.

An effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of Registrant (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his, her or its share of the Registrant’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his, her or its share of Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year (i.e., a timely QEF election), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he, she or it would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Registrant is a controlled foreign corporation, the U.S. Holder’s pro rata share of Registrant’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Registrant’s first tax year in which Registrant qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

If Registrant no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that Registrant is not a PFIC. Therefore, if Registrant requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in Registrant. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of Registrant.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Registrant must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.  The Registrant has not determined whether, assuming it is a PFIC, it would make the computations necessary to supply the information needed in order to report income and gain pursuant to a QEF election .. The Registrant urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

Under another alternative tax regime, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market annually (a “mark-to-market election”).  PFIC stock generally is marketable if: (1) it is regularly traded on a national securities exchange that is registered with the Securities Exchange Commission or on the national  market system established under Section 11A of the Securities and Exchange Act of 1934, or (2) it is regularly traded on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Code Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of Registrant as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders (as defined below), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of Registrant will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant’s common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  U.S. Holders should consult their tax advisor regarding the manner and appropriateness of making such an election.

If a U.S. Holder does not make a timely QEF election or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and Registrant is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of Registrant and (ii) certain “excess distributions”, as specifically defined in the Code, by Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of Registrant and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Registrant (i) which began after December 31, 1986, and (ii) for which the Registrant was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance, if any, of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.  In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares of the Registrant, then Registrant will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In  the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Registrant (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Registrant (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Registrant and does not dispose of its common shares. Registrant strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to common shares of Registrant while Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Canadian Withholding Taxes

Subject to complex limitations set forth in the Code and the United States-Canada Income Tax Convention, shareholders who are United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from dividends on the Common Shares. Among other things, any dividends or inclusions under the passive foreign investment company rules for a year in which more than 50% of the total voting power or value of the Company’s shares is owned by United States Persons may be treated in part as United States source income under Section 904(g) of the Code. Taxpayers who do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld.

Information Reporting and Backup Withholding

United States information reporting requirements and backup withholding tax generally will apply to certain non-corporate holders of Common Shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares by a paying agent within the United States to a holder of Common Shares (other than an “exempt recipient” which includes non-U.S. shareholders that provide an appropriate certification and certain other persons). A paying agent or other intermediary within the United States will be required to withhold at a rate of 28% on any payment of proceeds from the sale or redemption of Common Shares within the United States to a United States Person (other than a corporation or an “exempt recipient”) if such shareholder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the IRS. United States Persons should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a United States Person, the amount of dividends paid with respect to such Common Shares will be reported annually to the Internal Revenue Service and such United States Person.

Canadian Withholding Taxes

Subject to complex limitations set forth in the Code and the United States-Canada Income Tax Convention, shareholders who are United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from dividends on the Common Shares. Among other things, any dividends or inclusions under the passive foreign investment company rules for a year in which more than 50% of the total voting power or value of the Company’s shares is owned by United States Persons may be treated in part as United States source income under Section 904(g) of the Code. Taxpayers who do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld.

Information Reporting and Backup Withholding

United States information reporting requirements and backup withholding tax generally will apply to certain non-corporate holders of Common Shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares by a paying agent within the United States to a holder of Common Shares (other than an “exempt recipient” which includes non-U.S. shareholders that provide an appropriate certification and certain other persons). A paying agent or other intermediary within the United States will be required to withhold at a rate of 28% on any payment of proceeds from the sale or redemption of Common Shares within the United States to a United States Person (other than a corporation or an “exempt recipient”) if such shareholder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service. United States Persons should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a United States Person, the amount of dividends paid with respect to such Common Shares will be reported annually to the Internal Revenue Service and such United States Person.

F.

Dividends and Paying Agents.

Our Articles provide that the directors may declare and authorize payment of dividends from time as they deem advisable.  There are no special entitlements for shareholders to receive dividends or special procedures for non-residents to claim dividends.

G.

Statement by Experts.

Information of an economic (including economic analysis), scientific or technical nature in respect of the Central Mineral Belt Project contained in this registration statement is based upon the Technical Report entitled “Technical Report on the Central Labrador Uranium Project, Newfoundland and Labrador” dated September 8, 2006 which was prepared by Scott Wilson Roscoe Postle Associates Inc.  , each of whom is a "qualified person" for the purposes of National Instrument 43-101 promulgated by the Canadian Securities Administrators.

Information of an economic (including economic analysis), scientific or technical nature in respect of the Montana Wyoming Project contained in this registration statement is based upon the Technical Report entitled ‘Kilgore Minerals Ltd – Montana and Wyoming Uranium Properties” dated June 6, 2007 which was prepared by World Industrial Minerals LLC, each of whom is a "qualified person" for the purposes of National Instrument 43-101 promulgated by the Canadian Securities Administrators.

H.

Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission.  These materials may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20459.  You may also obtain information on the operation of the public reference room by call 1-800-SEC-0330. The Commission also maintains an Internet website at www.sec.gov that contains reports and other information we file electronically with the Commission.

In addition, documents referred to in this registration statement may be inspected at our principal executive offices at Suite 510 - 510 Burrard Street, Vancouver, British Columbia V6Z 1S4 Canada.

I.

Subsidiary Information.

Not Applicable

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

We do not hold assets that are market risk sensitive instruments as defined in the general instructions to Item 11 of Form 20-F.

We held the following investments as of the financial year ended February 28, 2007:

•

2,000,000 units, purchused in a private placement at $0.50 per unit, of Silver Spruce Resources Inc., a publicly traded company, each unit comprised of one common share and one whole common share purchase warrant, which were written down by $230,000 prior to the end of such financial year;

•

258,392 common shares of Fjordland Exploration Inc., a publicly traded company, acquired in connection with our acquisition of Pathfinder; and

•

80,000 common shares of Commander Resources Ltd., a publicly traded company, acquired pursuant to a mineral property agreement.

As of February 28, 2007 the market value of these investments in the aggregate was $1,265,485.  During the nine months ended November 30, 2007, we reclassified these investments as marketable securities and carry them at fair value, which on our balance sheet as at such date was $1,619,642.

We did not acquire any of the foregoing securities for a trading portfolio purpose and do not consider the market risk in these securities material to our operations or financial performance.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.

Controls and Procedures

Not Applicable.

Item 16A.

Audit Committee Financial Expert

Not Applicable.

Item 16B.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our principal executive officer, principal financial offer, principal accounting officer or controller, or persons performing similar functions, as well as our directors, contractors and consultants. A copy of the code is attached to this registration statement as Exhibit 11.1 and is posted on our Internet website at www.bayswateruranium.com.

Item 16C.

Principal Accountant Fees and Services

Not Applicable.

Item 16D.

Exemption from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17.

Financial Statements

Interim financial statements

Interim Consolidated Balance Sheet (unaudited) as at November 30, 2007 and February 28, 2007

Interim Consolidated Statements of Operations and Deficit (unaudited) for three and nine months ended November 30, 2007 and 2006

Interim Consolidated Statements of Cash Flows (unaudited) for three and nine months ended November 30, 2007 and 2006

Notes to the Interim Consolidated Financial Statements

Audited financial statements

Auditors’ Report dated June 20, 2007

Consolidated Balance Sheets as at February 28, 2007 and 2006

Consolidated Statements of Operations and Deficit for Years Ended February 28, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for Years Ended February 28, 2007, 2006 and 2005

Notes to the Consolidated Financial Statements

Item 18.

Financial Statements

See Item 17.

Item 19.

Exhibits

Exhibit Number	Description of Documents
1.1	Certificate of Incorporation of Kilgore Minerals Ltd.
4.1	Arrangement Agreement between Pathfinder Resources, Inc. and Bayswater Ventures Corp. dated July 10, 2006
4.2	Arrangement Agreement between Kilgore Minerals, Ltd. and Bayswater Uranium Corporation dated June 6, 2007
4.3	Arrangement Agreement between Northern Canadian Uranium Inc. and Bayswater Uranium Corporation dated November 6, 2007
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
15.1	Consent of Technical Expert
15.2	Consent of Technical Expert
15.3	Consent of Technical Expert
23.1	Consent of Chartered Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Bayswater Uranium Corporation

Registrant

/s/

George Leary____________________________

Name:

George Leary

Date:  May 29, 2008

Title:

Chief Executive Officer and President

/s/

Mark Gelmon_____________________________

Name:

Mark Gelmon

Date:  May 29, 2008

Title:

Chief Financial Officer

BAYSWATER URANIUM CORPORATION
(formerly Kilgore Minerals Ltd.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited – Prepared by management)

These unaudited interim consolidated financial statements of Bayswater Uranium Corporation for the nine month period ended November 30, 2007 have been prepared by management and approved by the Board of Directors.

BAYSWATER URANIUM CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

	November 30,	February 28,
	2007	2007

ASSETS

Current
Cash	$1,406,466	$6,189,352
Short-term investments	26,674,026	6,686,500
Marketable securities (Note 5)	1,619,642	-
Receivables	784,163	330,723
Prepaids and deposits	247,553	27,167

	30,731,850	13,233,742

Equipment (Note 4)	168,089	82,038
Investments ( Note 5)	-	823,968
Reclamation bond	6,862	-
Exploration advances	957,189	249,086
Mineral properties (Note 7)	37,519,848	18,167,376
Deferred acquisition costs (Note 16)	72,903	-

	$69,456,741	$32,556,210

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,137,195	$548,073

Future income tax liability (Note 10)	1,833,000	-

	2,970,195	548,073

Shareholders’ equity
Capital stock (Note 8)	68,830,920	39,676,686
Contributed surplus (Note 8)	12,641,767	4,394,171
Obligation to issue shares (Note 13)	-	37,500
Deficit	(14,986,141)	(12,100,220)

	66,486,546	32,008,137

	$69,456,741	$32,556,210
Nature of operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 16)

On behalf of the Board:
“George Leary”	Director	“Victor Tanaka”	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

BAYSWATER URANIUM CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

EXPENSES
Administration	$13,027	$15,791	$40,087	$35,791
Amortization	12,885	3,568	31,026	3,976
Consulting fees	4,500	-	69,500	-
Investor relations	45,262	136,381	107,637	136,381
Management fees	81,636	90,250	277,569	300,750
Office and miscellaneous	62,713	24,995	212,539	81,811
Professional fees	152,501	61,599	386,950	284,940
Property investigation costs	110,888	-	297,547	-
Rent	43,649	20,388	99,000	33,588
Shareholder communications	178,089	70,835	328,145	157,777
Stock-based compensation (Note 9)	67,857	1,292,452	6,670,697	3,819,303
Transfer agent and filing fees	30,183	25,047	72,256	97,163
Travel and related costs	8,110	18,052	35,441	34,359

Loss before other items	(810,300)	(1,759,358)	(8,628,394)	(4,985,839)

OTHER ITEMS
Foreign exchange gain (loss)	8,303	(1,150)	11,366	(10,153)
Interest income	329,456	131,039	1,038,583	214,369
Unrealized gain on marketable securities	101,178	-	1,643,421	-
Reversal of portion of unrealized gain related to
sale of marketable securities	(825,000)	-	(1,580,000)	-
Realized gain on sale of marketable securities	357,346	-	1,375,586	-
Write-down of investment	-	-	-	(230,000)

	(28,717)	129,889	2,488,956	(25,784)

Loss before income taxes	(839,017)	(1,629,469)	(6,139,438)	(5,011,623)

Future income tax recovery (Note 10)	-	-	2,887,000	-

Net loss for the period	(839,017)	(1,629,469)	(3,252,438)	(5,011,623)

Deficit, beginning of period	(14,147,124)	(8,311,364)	(12,100,220)	(4,929,210)

Fair value adjustment on financial instruments
(Note 3)	-	-	366,517	-

Deficit, end of period	$(14,986,141)	$(9,940,833)	$(14,986,141)	$(9,940,833)

Basic and diluted loss per common share	$(0.01)	$(0.03)	$(0.03)	$(0.12)

Weighted average number of common shares
outstanding	123,887,523	62,729,230	106,397,468	42,933,535

The accompanying notes are an integral part of these interim consolidated financial statements.

BAYSWATER URANIUM CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(839,017)	$(1,629,469)	$(3,252,438)	$(5,011,623)
Items not affecting cash:
Amortization	12,885	3,568	31,026	3,976
Obligation to issue shares for services	-	15,000	7,500	15,000
Shares issued for services	-	7,500	-	52,500
Stock-based compensation	67,857	1,292,452	6,670,697	3,819,303
Unrealized (gain) on marketable securities	(101,178)	-	(1,643,421)	-
Portion of unrealized gain related to sale of
marketable securities	825,000	-	1,655,000	-
Realized gain on sale of marketable securities	(357,346)	-	(1,450,586)	-
Write-down of investment	-	-	-	230,000
Future income tax recovery	-	-	(2,887,000)	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	341,077	(148,929)	(390,215)	(227,196)
(Increase) in prepaids and deposits	(68,490)	(151,815)	(195,523)	(203,918)
Increase (decrease) in accounts payable and
accrued liabilities	(139,589)	(379,196)	51,887	(376,365)

Net cash (used in) operating activities	(258,801)	(990,889)	(1,403,073)	(1,698,323)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	5,276,764	(4,300,000)	(19,987,526)	(7,686,500)
Equipment	(27,617)	-	(122,344)	-
Mineral property costs, net of recoveries	(6,369,035)	(3,724,653)	(14,861,303)	(7,232,104)
Exploration advances	(128,706)	-	(708,103)	-
Recovery of reclamation bond	-	3,500	-	3,500
Purchase of marketable securities	(1,300,000)	-	(1,300,000)	-
Proceeds on sale of marketable securities	852,346	-	2,515,586	-
Deferred acquisition costs	(54,974)	-	(391,413)	-
Cash acquired on amalgamation	-	-	2,490,962	92,611
Investments	-	-	-	(3,000,000)

Net cash (used in) investing activities	(1,751,222)	(8,021,153)	(32,364,141)	(17,822,493)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	1,811,239	11,191,983	29,883,271	22,124,615
Share issue costs	-	-	(898,943)	(231,200)

Net cash provided by financing activities	1,811,239	11,191,983	28,984,328	21,893,415

Change in cash during the period	(198,784)	2,179,941	(4,782,886)	2,372,599

Cash, beginning of period	1,605,250	192,658	6,189,352	-

Cash, end of period	$1,406,466	$2,372,599	$1,406,466	$2,372,599

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these interim consolidated financial statements.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

1.	NATURE OF OPERATIONS

Bayswater Uranium Corporation (formerly Kilgore Minerals Ltd.) and its subsidiaries (the “Company”) are engaged in the exploration of its mineral properties and has not yet determined whether these properties contain economically recoverable reserves. To date, the Company has not earned significant revenues and is considered to be in the development stage.

Effective July 24, 2007, a wholly-owned subsidiary of the Company amalgamated with Bayswater Uranium Corporation (“old Bayswater”) (Note 6). The resulting amalgamated company is named Bayswater Holdings Inc. and is a wholly- owned subsidiary of the Company.

In conjunction with the amalgamation, the Company changed its name to Bayswater Uranium Corporation.

On August 15, 2006, old Bayswater had amalgamated with Pathfinder Resources Ltd.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal and recurring adjustments considered necessary for fair presentation of the results for the interim period. Operating results for the nine month period ended November 30, 2007 are not necessarily indicative of the results that may be expected for the year ending February 28, 2008. These interim financial statements follow the same accounting policies as the annual financial statements except as disclosed in note 3. Accordingly, these interim consolidated financial statements should be read in conjunction with the 2007 annual financial statements and notes thereto.

3.	CHANGES IN ACCOUNTING POLICIES

Effective March 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) contained in CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation”, and 3865, “Hedges”.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available for sale or other financial liabilities. All financial instruments and derivatives are measured at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement will depend on a financial instrument’s initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in income. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is disposed of, impaired or its classification is changed.

As a result of the adoption of these new standards, the Company has classified its cash and marketable securities as held- for-trading. Receivables are classified as loans and receivables, short-term investments are classified as held-to-maturity, and accounts payable and accrued liabilities are classified as other liabilities, all of which are measured at amortized cost.

As a result of the application of Section 3855, the Company’s marketable securities were written up by $441,517 and the deficit at the beginning of the period was reduced by $366,517, net of a future tax liability of $75,000, to reflect the fair value of marketable securities held as at February 28, 2007.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

4.	EQUIPMENT

	November 30, 2007				February 28, 2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture and fixtures	$13,705	$11,637	$2,068	$13,185	$10,870	$2,315
Computer equipment	109,511	33,952	75,559	60,758	18,148	42,610
Exploration equipment	79,164	12,444	66,720	31,452	-	31,452
Vehicle	38,707	19,353	19,354	-	-	-
Leasehold improvements	10,191	5,803	4,388	10,191	4,530	5,661
	$251,278	$83,189	$168,089	$115,586	$33,548	$82,038

5.	MARKETABLE SECURITIES

During the current period, the Company reclassified its investments as marketable securities and carries them at fair value (Note 3). As at November 30, 2007, marketable securities consist of shares in publicly traded companies with an initial cost of $1,495,040. The February 28, 2007 balance is recorded at initial cost less write-downs. The fair value of investments at February 28, 2007 was $1,265,485.

6.	PLAN OF ARRANGEMENT

Amalgamation of Kilgore Minerals Ltd. and Bayswater Uranium Corporation

The Company completed an Arrangement Agreement (the “Agreement”) with old Bayswater. Pursuant to the Agreement, the Company split its shares on the basis of 1.25 new shares for each old share and, effective July 24, 2007, old Bayswater amalgamated with a wholly-owned subsidiary of the Company. Each share or convertible security of the Company was exchanged for one common share or one convertible security of old Bayswater, respectively. This transaction resulted in the issuance of 28,615,090 of the Company’s common shares, as well as 1,685,540 stock options and 188,750 share purchase warrants. Upon completion of the agreement, the Company changed its name to Bayswater Uranium Corporation and all of its directors and management resigned in favour of directors and management of old Bayswater.

A finder’s fee of 500,000 common shares was also paid in connection with the amalgamation.

Since the former shareholders of old Bayswater control the majority of the outstanding capital stock of the Company, the transaction has been accounted for as an acquisition of the Company’s net assets by old Bayswater. The fair value of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration is not clearly evident, in which case the fair value of the net assets acquired is used. Accordingly, the purchase consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase, July 24, 2007.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

6.	PLAN OF ARRANGEMENT (cont’d…)

Amalgamation of Kilgore Minerals Ltd. and Bayswater Uranium Corporation (cont’d…) The allocation of the purchase price is summarized in the table below:

Purchase Price:
29,115,090 post-amalgamation common shares	$4,093,106
Stock options of Kilgore	840,953
Amalgamation costs	318,510
$5,252,569

Net assets acquired:
Cash	$2,490,962
Receivables	50,865
Prepaids and deposits	24,863
Reclamation bond	6,862
Equipment	23,380
Mineral properties	2,738,847
Accounts payable and accrued liabilities	(83,210)
$5,252,569

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES

					Wisker
	CMB	Thelon	Athabasca	Murphy &	Valley	Niger,		Other	Ireland, Italy
Nine Months Ended	Labrador	Basin	Basin,	Hermitage,	Property	West	Kilgore ,	Properties,	and Other	Total
November 30, 2007	Claims	Projects	Saskatchewan	Nfld	Nfld	Africa	USA	USA	Properties
Acquisition costs
Balance, beginning of period	$577,601	$2,300,436	$5,499,025	$399,158	$-	$84,087	$-	$-	$605,570	$9,465,877
Additions	879,020	910,987	-	27,627	377,500	-	39,161	328,330	-	2,562,625
Recoveries	-	(559,299)	-	(167,256)	-	-	-	-	-	(726,555)
Acquisition of Kilgore	-	-	-	-	-	-	2,738,847	-	-	2,738,847

Balance, end of period	1,456,621	2,652,124	5,499,025	259,529	377,500	84,087	2,778,008	328,330	605,570	14,040,794

Deferred exploration costs
Balance, beginning of period	3,224,142	3,004,951	757,997	866,786	-	73,794	-	-	773,829	8,701,499

Airborne survey	993,164	2,443,256	1,073,732	5,602	-	-	-	-	-	4,515,754
Analytical	173,439	7,906	-	-	6,092	-	1,767	-	3,846	193,050
Camp costs	139,092	416,089	-	-	-	-	-	-	-	555,181
Community relations	119,691	3,225	-	-	-	-	-	-	-	122,916
Compilation	10,261	18,162	-	-	20	-	-	157,549	7,410	193,402
Drilling	1,868,931	-	-	-	-	-	-	-	-	1,868,931
Environmental	-	-	-	-	-	-	-	45,672	-	45,672
Equipment	134,591	81,938	-	-	164	-	4,595	-	-	221,288
Field administration	48,559	81,880	5,129	22	800	-	402	150	11	136,953
Field supplies	61,248	54,031	-	-	679	-	-	-	-	115,958
Fixed wing/helicopter	1,834,915	904,269	-	-	-	-	-	-	-	2,739,184
Geological consulting	771,666	323,848	33,000	5,150	26,500	4,680	80,190	260,523	84,185	1,589,742
Ground geophysics	127,783	280,885	-	-	-	-	-	-	-	408,668
Geophysical consulting	115,826	140,020	136,872	-	-	8,850	-	13,932	2,940	418,440
Line cutting	98,478	-	-	-	8,357	-	-	-	-	106,835
Property cost recoveries	-	(92,595)	-	(13,814)	-	-	-	-	-	(106,409)
Property maintenance	3,000	18,202	1,000	-	7,500	20,000	160,400	426,402	-	636,504
Prospecting	375,680	141,067	-	936	307,869	-	-	-	-	825,552
Travel and related	24,117	127,938	3,591	-	21,164	723	1,455	10,946	-	189,934

	6,900,441	4,950,121	1,253,324	(2,104)	379,145	34,253	248,809	915,174	98,392	14,777,555

Balance, end of the period	10,124,583	7,955,072	2,011,321	864,682	379,145	108,047	248,809	915,174	872,221	23,479,054

Total, end of period	$11,581,204	$10,607,196	$7,510,346	$1,124,211	$756,645	$192,134	$3,026,817	$1,243,504	$1,477,791	$37,519,848

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

							Central
	CMB	Thelon	Athabasca		Murphy	Niger,	America		Tuscany
Year Ended	Labrador	Basin	Basin,	Hermitage,	Property	West	Uranium	Avoca,	Gold,	Total
February 28, 2007	Claims	Projects	Saskatchewan	Nfld	Nfld	Africa	Syndicate	Ireland	Italy
Acquisition costs
Balance, beginning of year	$1,002,880	$-	$-	$-	$-	$45,880	$-	$600,000	$-	$1,648,760
Additions	419,571	1,732,947	5,499,025	-	167,000	38,207	-	-	5,570	7,862,320
Recoveries	(844,850)	-	-	(84,200)	(61,300)	-	-	-	-	(990,350)
Acquisition of Pathfinder(1)	-	567,489	-	377,658	-	-	-	-	-	945,147

Balance, end of year	577,601	2,300,436	5,499,025	293,458	105,700	84,087	-	600,000	5,570	9,465,877

Deferred exploration costs
Balance, beginning of year	241,408	1,042	-	-	-	-	-	450	-	242,900

Acquisition of Pathfinder (1)	-	1,206,203	-	311,976	-	-	4,108	-	-	1,522,287

Airborne survey	1,799,205	835,754	712,700	71,486	10,543	-	-	-	-	3,429,688
Analytical	33,864	1,240	-	5,172	-	-	-	-	-	40,276
Camp costs	71,922	-	-	16,645	2,917	-	-	-	-	91,484
Compilation	39,555	32,881	7,240	-	-	-	-	-	-	79,676
Drilling	50,000		-	-	-	-	-	-	-	50,000
Equipment	109,390	-	-	14,842	-	-	-	-	-	124,232
Field administration	67,865	4,292	103	728	-	3,581	-	3,522	83,745	163,836
Field supplies	85,274	132	-	7,396	178	-	1,386	1,007	-	95,373
Fixed wing/helicopter	363,307	12,793	-	140,328	1,159	-	-	-	-	517,587
Geological consulting	182,485	170,903	19,232	35,025	2,300	2,475	380	-	13,000	425,800
Ground geophysics	-	154,015	-	-	-	11,100	-	590,480	-	755,595
Geophysical consulting	68,756	113,473	-	8,000	1,425	20,745	5,127	22,231	14,511	254,268
Mapping	8,441	14,469	14,111	280	-	13,417	-	-	28,534	79,252
Property maintenance	-	444,104	-	-	-	-	5,037	20,217	-	469,358
Project management	9,955	1,573	2,082	-	762	-	1,532	-	4,900	20,804
Property cost recoveries	(150,000)	-	-	(119,156)	(33,161)	-	-	(23,531)	-	(325,848)
Prospecting	168,535	-	-	333,991	26,600	-	-	-	-	529,126
Travel and related	74,180	12,077	2,529	27,350	-	22,476	3,387	6,763	8,000	156,762

	2,982,734	1,797,706	757,997	542,087	12,723	73,794	16,849	620,689	152,690	6,957,269

Balance, end of the year	3,224,142	3,004,951	757,997	854,063	12,723	73,794	20,957	621,139	152,690	8,722,456

Written off during the year	-	-	-	-	-	-	(20,957)	-	-	(20,957)

Total, end of year	$3,801,743	$5,305,387	$6,257,022	$1,147,521	$118,423	$157,881	$-	$1,221,139	$158,260	$18,167,376

(1) Pursuant to the acquisition of Pathfinder, these mineral properties and deferred exploration costs were acquired at August 15, 2006.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Uranium properties

Central Mineral Belt Properties, Labrador

On November 17, 2005, the Company entered into an option agreement with Longview Capital Partners Inc. (formerly Longview Strategies Incorporated) (“Longview”), a company related by a former common director, to acquire a 100% interest in certain claim blocks located in Labrador, Newfoundland. Under the terms of the agreement, the Company has paid Longview $360,000 and issued 193,107 common shares valued at $172,000. In addition, the Company must make staged cash payments of up to $900,000 over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash. A net smelter royalty (“NSR”) of 2% will be payable to an underlying option holder on each of the claim blocks retained. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000. By agreement dated November 22, 2005, Longview assigned all its staking rights with the underlying option holder to the Company.

On November 29, 2005, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $61,440. In consideration, the Company paid the underlying option holder a staking fee of 50,000 common shares valued at $15,000. A NSR of 2% will be payable on each of the claim blocks. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

On January 3, 2006, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $599,040. In consideration, the Company paid the underlying option holder a staking fee of $10,000 in cash and 180,000 common shares valued at $86,400. A NSR of 1% will be payable on each of the claim blocks. The Company has the right to purchase all of the NSR (1%) at any time for $2,000,000.

The Company acquired by staking, during the year ended February 28, 2007, additional claims in Labrador. In consideration, the Company paid a staking fee of $19,400 in addition to staking costs of $144,800. An NSR of 1% will be payable on these claims. The Company retains the right to purchase the NSR (1%) at any time for $2,000,000.

The Company purchased, during the year ended February 28, 2007, additional claims in Labrador for cash consideration of $5,600. An NSR of 2% will be payable on these claims. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

The Company has acquired, during the nine months ended November 30, 2007 and during the year ended February 28, 2007, a 100% interest, by staking, in additional claims in Labrador.

The Company has acquired, during the year ended February 28, 2007, a 100% interest, by staking, in additional claims in Labrador, subject to a 1% or 2% NSR for a staking fee of $3,000. The Company has the right to purchase, respectively, all or one-half of the NSR (1%) at any time for $1,000,000.

During the nine months ended November 30, 2007, the Company acquired an option from Silver Spruce Resources Inc. and Universal Uranium Ltd. to earn a 50% interest in additional claims in Labrador. To earn its 50% interest, the Company issued 200,000 common shares valued at $204,000 and is required to incur exploration expenditures totaling $100,000 by July 31, 2008.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Central Mineral Belt Properties, Labrador (cont’d…)

During the nine months ended November 30, 2007, the Company entered into an option/joint venture agreement with Ucore Uranium Inc. (“Ucore”), whereby the Company and Ucore pooled certain claims and option rights on additional claims held by Ucore in the eastern portion of the Central Mineral Belt in Labrador. Pursuant to the terms of the agreement, the Company and Ucore each have the option to acquire a 50% interest in the pooled claims and option rights by incurring exploration expenditures totaling $266,667 and $133,333, respectively, by August 31, 2008.

Thelon Basin Projects

These properties include the Canada Uranium Joint Venture and the Company’s other property holdings in the Thelon Basin.

Thelon Basin Properties, Northwest Territories (“NWT”) and Nunavut

The Company entered into an agreement, dated April 13, 2006, with Yukon 37999 Inc. to acquire a 100% interest in additional uranium claims in the South Thelon area of the NWT in consideration of a cash payment of $102,903. The Company has also agreed to issue 108,858 common shares in three equal installments, the first of which was issued during the year ended February 28, 2007 and the second of which was issued during the nine months ended November 30, 2007. The final installment is due on or before April 1, 2008. A NSR of 2% on metals and a gross overriding royalty (“GOR”) of 2% on diamonds will be payable on each of the claims. The Company retains the right to purchase one-half of the royalties (1.0%) at any time for $2,000,000.

The Company entered into an agreement, dated April 13, 2006 as amended May 29, 2006 and August 4, 2006, with Aurora Geosciences Ltd. (“Aurora”) to stake a minimum of 600,000 acres in Thelon Basin, NWT. Under the terms of the agreement, consideration for staking is $0.60 per acre and one-third of a common share of the Company per acre, for claims located on land and $0.40 per acre and one-quarter of a common share of the Company per acre for claims located over water. During the year ended February 28, 2007, a total of $1,056,356 was paid by the Company for staking costs and 520,297 common shares were issued to Aurora.

Pursuant to a Memorandum of Understanding (“MOU”) dated April 11, 2005, Pathfinder Resources Ltd. (“Pathfinder”) was granted an option to acquire an 80% interest in uranium rights in certain exploration permits acquired by Diamonds North Resources Ltd., located within and around the Thelon Basin, Northwest Territories, Canada in consideration of making a cash payment of $100,000 (paid) and issuing a total of 2,000,000 common shares (1,500,000 shares issued pre- amalgamation). The Company issued 294,000 shares (500,000 pre-amalgamation Pathfinder shares) during the nine months ended November 30, 2007. The Company must also incur staged optional exploration expenditures on the property totaling $4,000,000, of which $400,000 must be expended by April 11, 2006 (completed), a further $1,600,000 by April 11, 2007 (completed) and a further $2,000,000 by April 11, 2008 (completed).

During the year ended February 28, 2006, Pathfinder and Diamonds North Resources Ltd., under the terms of the MOU, staked property along the eastern margin of the Thelon Basin.

During the year ended February 28, 2006, Pathfinder purchased a 100% interest in certain claims in the south Thelon Basin area. A 1% GOR is reserved for the vendor.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Thelon Basin Properties, Northwest Territories (“NWT”) and Nunavut (cont’d…)

During the nine months ended November 30, 2007, the Company granted an option to Stornoway Diamond Corp. (“Stornoway”), whereby Stornoway may earn a 60% interest in certain diamond rights at Itza Lake, Nunavut by issuing to the Company common shares of Stornoway with a value of $75,000 (received) and by incurring $4,000,000 in exploration expenditures over five years (with a minimum of $500,000 to be incurred prior to September 1, 2008). The Company will be entitled to receive additional consideration from Stornoway for each geographically distinct, in-situ kimberlite body, up to a maximum of 10 bodies, identified on the property.

Canada Uranium Joint Venture

On January 23, 2006, the Company entered into a joint venture agreement with Strongbow Exploration Inc. (“Strongbow”) to identify, acquire and explore uranium properties in Canada. A director of Strongbow subsequently became a director of the Company. The Company will be the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and the Company shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties (“Earn-In Properties”) for which the Company must fund the first $600,000 in exploration expenditures on each such property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to the Company for inclusion in the joint venture. The Company maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

Pursuant to the joint venture, the Company entered into an agreement dated April 13, 2006 with Yukon 37999 Inc. ("Yukon") to acquire a 100% interest in certain uranium claims in the South Thelon Basin area of the NWT for cash consideration totaling $105,706. A NSR of 1% on metals and a 1% GOR on diamonds will be payable on each of the claim blocks. The joint venture retains the right to purchase one-half of the royalties (0.5%) at any time for $1,000,000. Strongbow has elected to include these claims as an Earn-In Property.

Pursuant to the joint venture, certain prospecting permits have been granted to Strongbow in the North Thelon Basin, Nunavut, at no direct cost to the Company. Strongbow has elected to include these permits as an Earn-In Property.

Brudell Lake Properties, Athabasca Basin, Saskatchewan

The Company entered into a purchase agreement dated July 19, 2006 as amended September 28, 2006 between the Company and the Saskatchewan Syndicate (the “Vendor”) whereby the Company acquired a 100% interest in certain mineral claims in three claim blocks referred to as the Brudell Lake Property, Worden Lake Property and the William River Property located in the south central portion of the Athabasca Basin, Saskatchewan. The consideration payable to the Vendor was comprised of 3,500,000 common shares (issued) of the Company at a value of $1.06 per share and $1,500,000 (paid). The properties are also subject to a 2% NSR on all metals produced and 2% GOR on all diamonds produced. The Company granted a finder’s fee of 100,000 common shares of the Company to a private individual for his assistance in introducing this property to the Company.

During the year ended February 28, 2007, the Company acquired, by staking, additional acreage adjacent to the Brudell Lake properties at a cost of $183,024.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Hermitage Property, Newfoundland, Canada

On October 28, 2005, Pathfinder staked certain claims in southwestern Newfoundland. A finder’s fee of 150,000 common shares (pre-amalgamation) of Pathfinder was issued to Commander Resources Ltd. (“CMD”) and the property is subject to a 2% NSR to CMD.

During the year ended February 28, 2006, Pathfinder staked additional claims in southwestern Newfoundland.

During the year ended February 28, 2007, the Company staked further claims.

Cochrane Pond Joint Venture, Newfoundland, Canada

On June 19, 2006, the Company signed a joint venture agreement with Commander Resources Ltd. (“CMD”) whereby they agreed to associate and participate in a 50/50 joint venture operation for the purpose of exploring the Cochrane Pond property located in the Hermitage Uranium Belt, Newfoundland, and, if deemed warranted, bring the property or a portion thereof into commercial production by establishing and operating a mine.

During the year ended February 28, 2006, the companies jointly staked certain claims in southwestern Newfoundland.

During the nine months ended November 30, 2007, the Company and CMD entered into an option agreement with Global Gold Uranium, LLC (the”Optionee”), a wholly-owned subsidiary of Global Gold Corporation (“Global”), whereby the Optionee may earn up to a 60% interest in the Cochrane Pond property. To earn an initial 51% interest, the optionee must pay US$700,000, issue 350,000 common shares of Global and incur exploration expenditures totaling $3,500,000 over a four year period. A further 9% interest can be earned by either incurring an additional $2,000,000 of exploration expenditures over a two year period or funding and delivering a feasibility study to the Company and CMD within a three year period. During the nine months ended November 30, 2007, the Company received US $100,000 (CDN $111,520) from the Optionee, and 75,000 common shares of Global valued at $55,736.

Murphy Property, Newfoundland, Canada

During the year ended February 28, 2007, the Company announced it has entered into an option agreement to acquire a 90% interest in the Murphy Property located in the Hermitage Uranium Belt of southern Newfoundland. In order to earn a 90% interest in the Murphy Property, the Company must make phased total cash payments of $375,000 and issue 1,000,000 common shares over three years. The Company is also required to complete staged work expenditures totaling $1 million over a four year period. In the first year of the agreement, the Company is committed to paying $25,000 (paid), issuing 100,000 shares (issued) and completing $100,000 in work expenditures; all other consideration is optional. The owner’s 10% property interest will be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. The Company may reduce the NSR to 2% by paying the owner $2,000,000.

During the nine months ended November 30, 2007, the Company joint ventured the Murphy Property in Newfoundland with CMD. Under the terms of the joint venture agreement, CMD acquired a 50% interest in the 90% interest the Company is earning in the Murphy Property by assuming 50% of the Company’s option agreement obligations. CMD’s first year obligations include a cash payment of $12,500 (received), issuance of 80,000 common shares to the Company (received at a value of $48,800) and funding $50,000 in exploration expenditures. Future optional obligations by CMD include additional cash payments of $175,000, issuing common shares to the Company equal to the value of 450,000 shares of the Company over three years, and contributing $450,000 towards exploration expenditures over four years.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Wisker Valley Property, Newfoundland, Canada

During the nine month period ended November 30, 2007, the Company acquired an option to earn a 100% interest in the Wisker Valley property in the Baie Verte area of Newfoundland. To earn its 100% interest, the Company is required to pay $1,470,000 ($170,000 paid), issue 2,000,000 common shares (200,000 shares issued) and incur exploration expenditures totaling $2,500,000 over a four year period. The property will be subject to a 3% net smelter returns royalty of which the Company may purchase one-third for $2,000,000.

The remaining option requirements are due as follows:

		Common	Exploration
	Cash	Shares	Expenditures

October 3, 2008	$200,000	400,000	$250,000
October 3, 2009	300,000	600,000	500,000
October 3, 2010	800,000	800,000	750,000
October 3, 2011	-	-	1,000,000

	$1,300,000	1,800,000	$2,500,000

Baca Property, New Mexico, United States

During the nine months ended November 30, 2007, the Company acquired an option to earn a 100% interest in claims comprising the Baca Property in New Mexico by paying US $500,000 (US $50,000 paid) and issuing 1,000,000 common shares (100,000 shares issued) over a four year period. A NSR of 4% on mineral products produced will be payable on the claims. The Company retains the right to purchase one half of the NSR (2%) at any time for $2,000,000. A 4% NSR is also payable on production from mineral rights acquired by the Company within a one kilometer perimeter of the property unless such production is already burdened by a royalty or similar interest, in which case the Company will only be required to pay a 1% NSR. Upon the fourth anniversary of the option agreement, advance royalty payments of US $50,000 are to be paid annually and will be credited against future production royalties.

Hurricane Cliffs Property, Utah, United States

During the nine months ended November 30, 2007, the Company acquired an option to earn a 100% interest in the Hurricane Cliffs Property in Utah by paying US $250,000 (US $25,000 paid) and issuing 500,000 common shares (50,000 issued) over a four year period. A NSR of 3% on mineral products produced will be payable on the claims. The Company retains the right to purchase one third of the NSR (1%) at any time for $1,000,000. A 3% NSR is also payable on production from mineral rights acquired by the Company within a one kilometer perimeter of the property unless such production is already burdened by a royalty or similar interest, in which case the Company will only be required to pay a 1% NSR. Upon the fourth anniversary of the option agreement, advance royalty payments of US $25,000 are to be paid annually and will be credited against future production royalties.

Montana, Wyoming, California and Nevada Uranium Properties, United States

In conjunction with the amalgamation (Note 6):

a)	the Company has acquired a 100% interest in several uranium properties, that were previously staked by Kilgore, located in the states of Montana, Wyoming, California and Nevada, USA.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Montana, Wyoming, California and Nevada Uranium Properties, United States (cont’d…)

	b)	the Company acquired a 100% interest in two uranium leases in Wyoming, and entered into a surface and mineral lease agreement on lands in Carter County, Montana (the “Schlosser Lease”). Under the surface and mineral lease agreement, the Company is responsible for payment of production royalties at rates of between 1% and 3% based on gross value of mineral materials sold and for making certain minimum annual royalties payable in advance. Annual advance minimum royalty payments made by the Company shall be applied as a credit against production royalties.

The first annual advance minimum royalty payment, being $10,000, was due and paid on November 1, 2005, and increases on each anniversary date thereafter to a maximum of US$100,000 by the 14th anniversary date. The annual minimum royalty payment will also increase upon commercial production of mineral materials from the lease. The primary term of the lease is for twenty years, and with a consecutive secondary term thereafter that begins on the twentieth (20th ) anniversary, unless terminated sooner.

	c)	the Company acquired a 100% interest in additional claims staked in Nevada and acquired a 100% interest in ten uranium leases in Wyoming.

	d)	pursuant to a data base purchase agreement, the Company agreed to pay a Net Smelter Royalty (“NSR”) of 0.25% on uranium production from certain mineral lands within Carter County, Montana and Crook County, Wyoming and to pay a bonus of US$100,000 in the event a uranium mine is constructed in the same region.

	e)	the Company acquired a 100% interest in additional staked claims in Montana and Wyoming; and entered into a surface and mineral lease agreement on land in Carter County, Montana (the “Cochrane Lease”). Under the surface and mineral lease agreement, the Company is responsible for an upfront payment of US$25,000, and payment of production royalties at rates of between 2% and 5% based on net value realized from sale of minerals, and subject to certain minimum annual royalties payable in advance. Advance annual minimum royalty payment made by the Company shall be applied as a credit against production royalties. The advance annual minimum royalty is US$3 per acre during the primary term, increasing to US$6 per acre on the tenth (10th ) anniversary date. The primary term of the lease is for ten years, and with a consecutive secondary term thereafter that begins on the tenth (10th ) anniversary date, unless sooner terminated.

	f)	the Company acquired a database on the Mountain West Property in Elko county, Nevada. The database was acquired for an initial cash payment of US$50,000, with a further cash payment of US$100,000 to be made when the Company receives a Nevada mine permit. The acquisition agreement also includes the grant of a right of first offer to UG USA, Inc., under which the Company has entered into an agreement for the sale of uranium concentrates to UG

USA, Inc. The right of first offer applies to the first one million pounds of uranium concentrate production from the Mountain West Property, at a 1% discount to the prevailing spot price of uranium.

Niger Concessions

Subject to regulatory approval, the Company entered into an option agreement dated November 17, 2005 with Longview to acquire a 100% interest in two uranium and two gold concessions located in Niger, West Africa. Pursuant to the option agreement, an application has been made to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the four concessions. Under the terms of the agreement, the Company must pay Longview $200,000 ($32,817 paid) and issue 250,000 common shares once the concessions are granted. In addition, the Company must make staged payments of up to $840,000 in cash and issue 550,000 common shares over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash.

Subject to regulatory approval, the Company entered into an agreement dated November 24, 2005 with the underlying option holder to acquire a 100% interest in two additional uranium concessions located in Niger, West Africa. As

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Niger Concessions (cont’d…)

consideration, the Company paid the underlying option holder a fee of 15,634 common shares valued at $5,000. In addition, the Company must pay the underlying option holder $15,000 in cash and $15,000 in common shares once the concessions are granted. Additionally, the Company must pay the underlying option holder 10,000 common shares for each concession held twelve months after the date the concessions are granted.

Pursuant to a change to the mining code in Niger, approved by Parliament effective November 1, 2006, both Longview and the Company reapplied for uranium concessions in the aggregate comprising 16 concessions in two blocks. The Company incurred application fees for the 16 concessions totaling €23,050. During the nine months ended November 30, 2007, two of the concessions applied for by the Company were granted. The gold concessions in Niger were not reapplied for by Longview under the new system.

Gold and base metal properties

Kilgore Gold Property, Idaho, United States

The Kilgore Property is located in Clark County, Idaho and consists of certain mineral claims owned 100% by the Company.

Other Gold Properties, United States

The Company acquired a 100% interest in the Hai and Gold Bug Properties located in Lemhi County, Idaho by staking.

Tuscany Gold Project, Italy

The Company incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process for mining permits in Italy. As of November 30, 2007, the Company has filed applications for six gold permits in Italy.

In addition, during the year ended February 28, 2007, the Company issued 33,333 common shares valued at $12,500 to acquire data related to the area for which the gold permits are being filed.

Avoca Property, Ireland

On January 4, 2006, the Company entered into an agreement to purchase all of the outstanding shares of Jadebay Limited (“Jadebay”), a 100% owned Irish subsidiary of Strongbow, a company related by a common director. This transaction was accounted for as an asset purchase as Jadebay has no business operations. Jadebay maintains a 100% interest in two prospecting licences in the Republic of Ireland. Under the terms of the agreement, the Company issued Strongbow 1,500,000 common shares valued at $600,000. The full cost of the purchase has been allocated to the mineral concessions. To maintain the licenses, the Company must incur exploration expenditures of €37,500 (approximately CDN $56,000) per license by June 10, 2008 and complete an airborne survey by June 10, 2006.

During the year ended February 28, 2007, an induced polarization survey was completed and a corresponding report was filed, thus fulfilling the Company’s obligation to maintain the licenses.

Further exploration expenditures in the amount of 37,500 euros (approximately $56,000) per prospecting license and filing of corresponding report is required to be completed by June 10, 2008 in order to renew the licenses for a subsequent two year period to June 10, 2010.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital	Contributed
	of Shares	Stock	Surplus

Authorized
Unlimited common shares without par value
Unlimited Class A convertible preferred shares without
par value
Issued
Balance, February 28, 2007	73,981,884	$39,676,686	$4,394,171
Private placements	15,711,800	25,057,110	-
Agent’s commission	638,500	925,825	-
Compensation options	-	(1,472,250)	1,472,250
Share issue costs	-	(1,824,768)	-
Stock-based compensation	-	-	6,670,697
Mineral properties	1,385,389	1,412,746	-
Obligation to issue shares	25,280	45,000	-
Acquisition of Kilgore	29,115,090	4,093,106	840,953
Exercise of stock options	177,900	102,486	-
Reclassification of contributed surplus on the
exercise of stock options	-	60,944	(60,944)
Exercise of warrants	4,407,137	4,723,675	-
Reclassification of contributed surplus on the
exercise of warrants	-	675,360	(675,360)
Future income taxes on the renunciation of flow
through expenditures	-	(4,645,000)	-

Balance, November 30, 2007	125,442,980	$68,830,920	$12,641,767

During the nine months ended November 30, 2007, the Company issued 4,336,800 units (the “Units”) at a price of $1.45 per Unit and 11,375,000 flow-through units (the “FT Units”) at a price of $1.65 per FT Unit to raise gross proceeds of $25,057,110 (the “Offering”).

Each Unit consisted of one common share and one half of one common share purchase warrant (each whole such purchase warrant, a “Warrant”). Each FT Unit consisted of one flow-through common share and one-half of one transferable Warrant. Each Warrant is exercisable into one additional non-flow-through common share at an exercise price of $1.85 to September 8, 2008.

The Agent received a commission equal to 7% of the gross proceeds of the Offering, consisting of cash of $828,173 and 638,500 Units valued at $925,825. As well, the Agent received 1,571,180 compensation options valued at $1,472,250, each of which is exercisable into one common share at an exercise price of $1.70 to September 8, 2008. The compensation options were valued using the Black-Scholes option pricing model, assuming volatility of 105.64%, risk-free interest rate of 3.90%, expected life of eighteen months and 0% dividends.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

9.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX Venture Exchange (“TSX-V”) and vesting terms are at the discretion of the board of directors. The options can be granted up to a maximum term of 5 years.

As at November 30, 2007, the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Number	Exercise
of Shares	Price	Expiry Date

111,680	$0.34	March 20, 2008
656,250	0.24	October 26, 2008
58,840	0.34	March 22, 2010
44,100	0.63	February 23, 2011
275,000	0.90	April 10, 2011
150,000	0.90	April 13, 2011
615,000	1.30	July 19, 2011
504,200	1.22	July 26, 2011
845,000	1.41	September 1, 2011
945,500	1.42	December 8, 2011
3,870,000	1.65	March 22, 2012
816,790	1.23	March 25, 2012
1,600,000	0.80	August 16, 2012

10,492,360

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, February 28, 2007	4,337,220	$1.24
Options granted	6,400,000	1.44
Kilgore options (Note 6)	1,685,540	0.82
Options exercised	(177,900)	0.58
Options cancelled	(1,752,500)	1.56

Balance, November 30, 2007	10,492,360	$1.26

Number of options currently exercisable	9,984,357	$1.26

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

9.	STOCK OPTIONS AND WARRANTS (cont’d…)

Warrants

As at November 30, 2007, the Company had outstanding share purchase warrants and compensation options enabling the holders to acquire common shares as follows:

Number	Exercise
of Shares	Price	Expiry Date

112,500	$0.60	December 23, 2007 (subsequently expired unexercised)
8,175,151	1.85	September 8, 2008
1,571,180	1.70	September 8, 2008
4,864	1.10	November 1, 2008
8,423,944	1.20	November 1, 2008
18,287,639

Warrant and compensation options transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

As at February 28, 2007	17,207,176	$1.12
Issued	9,748,518	1.80
Kilgore warrants (Note 6)	188,750	0.40
Exercised	(4,407,137)	1.07
Expired	(4,449,668)	1.00

As at November 30, 2007	18,287,639	$1.53

Stock-based compensation

The Company granted 6,400,000 stock options during the current period resulting in a fair value, using the Black-Scholes option-pricing model, of $6,316,930. For the nine months ended November 30, 2007, the Company recorded $6,670,697 as stock-based compensation expense and contributed surplus for options which vested during the period.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

9.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock-based compensation (cont’d…)

The weighted average fair value of the stock options granted during the nine months ended November 30, 2007 was $0.99 per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensation options granted during the nine month period ended November 30, 2007:

Risk-free interest rate:	4.08%
Expected life of options:	3 years
Annualized volatility:	113%
Dividend rate:	0%

10.	FUTURE INCOME TAXES

During the nine months ended November 30, 2007, the Company renounced $12,009,740 to flow through share subscribers resulting in a future income tax effect of $4,645,000. As a result of the renunciation and the effect of recording marketable securities at fair value, which is not recognized for tax purposes, the Company has a net future income tax liability of approximately $1,833,000 as at November 30, 2007.

11.	RELATED PARTY TRANSACTIONS

During the nine months ended November 30, 2007, the Company:

	a)	Paid or accrued $343,569 (2006 - $300,750) for management and consulting fees to a company controlled by the president, a director and companies with common directors.

	b)	Paid or accrued $47,600 (2006 - $27,000) for rent to a company controlled by the president, a company with a director in common and a company owned by an officer of the Company.

	c)	Paid or accrued $30,500 (2006 - $22,500) for administration fees to a company owned by an officer of the Company.

	d)	Paid or accrued $50,000 (2006 - $62,500) for investor relations to a company with a former common director.

	e)	Paid or accrued $200,000 (2006 - $Nil) for property acquisition costs to Longview.

	f)	Received $111,520 (2006 - $Nil) from a company with common directors pursuant to a mineral property option agreement.

	g)	Paid or accrued $11,429 (2006 - $Nil) for consulting fees included in deferred exploration costs to a director.

Included in accounts payable and accrued liabilities at November 30, 2007 is $166,680 (February 28, 2007 - $139,520) owing to a company controlled by the president of the Company and to companies with directors in common.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

12	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006
Cash paid during the period for interest	$-	$-
Cash paid during the period for income taxes	$-	$-

The significant non-cash investing and financing transactions during the nine months ended November 30, 2007 included:

a)	issuing 1,385,389 common shares valued at $1,412,746 for mineral property acquisitions;

b)	issuing 638,500 units valued at $925,825 and 1,571,180 compensation options valued at $1,472,250 to an agent in connection with a private placement;

c)	issuing 29,115,090 common shares and 1,685,540 options, valued at $4,934,059, pursuant to the acquisition of Kilgore;

d)	issuing 25,280 common shares to settle an obligation to issue shares totaling $45,000;

e)	accruing $716,515 of mineral property expenditures in accounts payable and accrued liabilities as at November 30, 2007; and

f)	accruing $41,923 of mineral property recoveries in receivables as at November 30, 2007.

g)	receiving common shares of publicly traded companies with a value of $130,736 as mineral property option payments.

The significant non-cash investing and financing transactions during the nine months ended November 30, 2006 included:

a)	issuing 3,736,286 common shares valued at $3,854,197 for mineral property acquisitions;

b)	issuing 1,500,000 common shares valued at $600,000 pursuant to the acquisition of Jadebay Limited;

c)	issuing 1,171,852 units valued at $1,012,989 as finders’ fees;

d)	issuing 20,247,186 common shares and 1,487,640 stock options ,valued at $4,348,959, pursuant to the acquisition of Pathfinder;

e)	issuing 90,050 common shares valued at $93,150 for consulting services;

f)	issuing 33,333 common shares valued at $12,500 for the acquisition of property data; and

g)	accruing $355,556 of mineral property expenditures in accounts payable and accrued liabilities as at November 30, 2006.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

13.	COMMITMENTS

During the year ended February 28, 2006, the Company entered into a management agreement with Longview whereby Longview agreed to provide the Company with consulting services until May 1, 2007. In consideration, the Company paid Longview $15,000 per month payable 50% in cash and 50% in common shares. As at November 30, 2007, the Company had no further obligation with respect to this agreement.

During the year ended February 28, 2007, the Company entered into a sublease for its premises along with three other publicly listed companies trading on the TSX Venture Exchange, related by a common director. In addition, the Company had agreed to pay a maximum of $3,600 per month for the term of the lease, based on its proportionate space. However, this sublease agreement was amended and expired on November 1, 2007, with no further obligation by the Company.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, short-term investments, receivables, marketable securities and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Currency risk

The Company holds non-monetary assets in the United States, Niger, West Africa, Italy and Ireland. The Company could accordingly be at risk for foreign currency fluctuation and developing legal and political environments. The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

15.	SEGMENTED INFORMATION

The primary business of the Company is the acquisition and exploration of mineral properties.

Geographic information is as follows:

	November 30,	February 28,
	2007	2007

Capital assets
Canada	$31,747,691	$16,712,134
United States	4,270,321	-
Europe	1,477,791	1,379,399
Niger, West Africa	192,134	157,881

	$37,687,937	$18,249,414

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

16.	SUBSEQUENT EVENTS

Subsequent to November 30, 2007, the Company:

	a)	completed an Arrangement Agreement with Northern Canadian Uranium (“NCA”). Pursuant to the Arrangement Agreement, NCA amalgamated with a wholly owned subsidiary of the Company in exchange for 18,198,337 common shares of the Company issued to the shareholders of NCA on the basis of 0.65 shares of the Company for each outstanding share of NCA. As at November 30, 2007, the Company had deferred amalgamation costs totaling $72,903;

	b)	granted incentive stock options enabling the holders to acquire up to 2,560,000 common shares at $0.83 per share for a period of five years; and

	c)	was granted three gold exploration permits in Italy.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

	Nine Months	Nine Months
	Ended	Ended
	November 30,	November 30,
	2007	2006

Loss for the period
Loss for the period - Canadian GAAP	$(3,252,438)	$(5,011,623)
Mineral property costs	(16,613,625)	(6,199,837)
Investments	-	230,000
Renunciation of flow-through shares	1,182,225	-

Loss for the period - U.S. GAAP	$(18,683,838)	$(10,981,460)
Holding gains on investments	-	283,270

Comprehensive loss – U.S. GAAP	$(18,683,838)	$(10,698,190)

Basic and diluted loss per share – U.S. GAAP	$(0.18)	$(0.26)

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

17.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Balance,
As at November 30, 2007	Canadian		Balance, U.S.
	GAAP	Adjustments	GAAP
Assets
Current assets	$30,731,850	$957,189	$31,689,039
Equipment	168,089	-	168,089
Reclamation bond	6,862	-	6,862
Exploration advances	957,189	(957,189)	-
Deferred acquisition costs	72,903	-	72,903
Mineral properties	37,519,848	(26,503,567)	11,016,281

	$69,456,741	$(26,503,567)	$42,953,174

Liabilities and shareholders’ equity
Total liabilities	$2,970,195	$1,550,250	$4,520,445

Capital stock	68,830,920	(2,961,075)	65,869,845
Contributed surplus	12,641,767	-	12,641,767
Deficit	(14,986,141)	(25,092,742)	(40,078,883)
Total shareholders’ equity	66,486,546	(28,053,817)	38,432,729

	$69,456,741	$(26,503,567)	$42,953,174

	Balance,
As at February 28, 2007	Canadian		Balance, U.S.
	GAAP	Adjustments	GAAP
Assets
Current assets	$13,233,742	$249,086	$13,482,828
Equipment	82,038	-	82,038
Investments	823,968	759,717	1,583,685
Exploration advances	249,086	(249,086)	-
Mineral properties	18,167,376	(9,889,942)	8,277,434

	$32,556,210	$(9,130,225)	$23,425,985

Liabilities and shareholders’ equity
Total liabilities	$548,073	$1,219,725	$1,767,798

Capital stock	39,676,686	(1,182,225)	38,494,461
Contributed surplus	4,394,171	-	4,394,171
Obligations to issue shares	37,500	37,500	-
Other comprehensive income	-	521,717	521,717
Deficit	(12,100,220)	(9,659,942)	(21,760,162)
Total shareholders’ equity	32,008,137	(10,349,950)	21,658,187

	$32,556,210	$(9,130,225)	$23,425,985

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Nine Months	Nine Months
	Ended	Ended
	November 30,	November 30,
	2007	2006

Cash flows from operating activities
Per Canadian GAAP	$(1,403,073)	$(1,698,323)
Mineral property costs	(14,861,303)	(5,406,690)
Exploration advances	(708,103)	-

Per U.S. GAAP	$(16,972,479)	$(7,105,010)

	Nine Months	Nine Months
	Ended	Ended
	November 30,	November 30,
	2007	2006

Cash flows from investing activities
Per Canadian GAAP	$(32,364,141)	$(17,915,104)
Mineral property costs	14,861,303	5,406,690
Exploration advances	708,103	-

Per U.S. GAAP	$(16,794,735)	$(12,508,414)

a)	Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

In accordance with EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, certain costs related to the acquisition of mineral properties are capitalized for U.S. GAAP purposes.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	b)	Marketable securities

Prior to the nine months ended November 30, 2007, in accordance with Canadian GAAP, investments in equity securities were carried at cost less write-downs for impairment of value. Under U.S. GAAP, Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires investments in equity securities that have readily determinable fair values to be classified as either trading or available-for-sale. The Company’s equity securities were classified as available-for-sale securities at February 28, 2007 and, therefore, under U.S. GAAP, unrealized holding gains and losses were included in a separate component of shareholders’ equity, net of any income tax effects. Securities acquired during the nine month period ending November 30, 2007 were classified as held for trading under U.S. and Canadian GAAP.

	c)	Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. For the years ended February 28, 2004 through 2007 and the nine months ended November 30, 2006, the Company chose to account for stock-based compensation using the fair value based method.

Effective March 1, 2006, the Company adopted SFAS 123 (revised), “Share-based Payment” (“SFAS 123(R)”), utilizing the modified prospective approach. The adoption of this standard did not materially affect the Company’s financial position, results of operations or cash flows because the Company had previously adopted the fair value based method of accounting for stock options prescribed by SFAS 123.

During the year ended February 28, 2004, under Canadian GAAP, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. Accordingly, there is no difference between Canadian and U.S. GAAP in the accounting for stock-based compensation for the years presented.

	d)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as described in Note 3. Under US GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares. To the extent that there are unrecognized future income tax assets, the liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax expenditures are renounced to investors.

During the nine months ended November 30, 2007, the Company issued 13,098,200 flow-through shares for total proceeds of $20,836,590. The Company recorded a liability of $1,550,250 under US GAAP for the premium received on the flow-through shares. The liability will be charged to income as the flow-through share proceeds are expensed on qualifying expenditures and the related income tax deductions are renounced to investors.

During fiscal 2007, the Company issued 13,977,500 flow-through shares for total proceeds of $13,722,750. The Company recorded a liability of $1,182,225 under US GAAP for the premium received on the flow-through shares. The liability will be charged to income as the flow-through share proceeds are expensed on qualifying expenditures and the related income tax deductions are renounced to investors. During the nine month period ended November 30, 2007, these flow-through proceeds were renounced and the related liability of $1,182,225 was charged to income.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	e)	Derivative instruments

Under U.S. GAAP, Statements of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities and to measure them at fair value. As a result, under U.S. GAAP, the Company recorded a fair value of $259,008 at November 30, 2006 and $318,200 at February 29, 2007 related to warrants enabling the Company to acquire shares of a publicly listed company that were held by the Company. The warrants were exercised during the nine month period ended November 30, 2007.

	f)	Recent accounting pronouncements

United States pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 the Company’s financial position and results of operations, but does not anticipate a material impact.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on our financial position and results of operations, but are does not anticipate a material impact.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” which changes how business acquisitions are accounted. SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent considerations); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141R is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008. The Company is currently evaluating the future impacts and disclosure of this standard.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and reporting of noncontrolling interests (NCI) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the future impacts and disclosure of this standard.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

f) Recent accounting pronouncements (cont’d…)

Canadian pronouncements

Assessing going concern

The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Goodwill and intangible assets

CICA Handbook Section 3062 replaces the current standard for goodwill and intangible assets and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2007
(Unaudited)nancial Reporting Standards (“IFRS”) over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, r

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

e) Recent accounting pronouncements (cont’d…)

International Financial Reporting Standards

In addition to the above accounting pronouncements the Canadian Accounting Standards Board (“AcSB”) in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Fieplacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Bayswater Uranium Corporation
(Formerly Bayswater Ventures Ltd.)

We have audited the consolidated balance sheets of Bayswater Uranium Corporation (formerly Bayswater Ventures Ltd.) as at February 28, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended February 28, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for the years ended February 28, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 20, 2007

NEXIA
INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT FEBRUARY 28

	2007	2006

ASSETS

Current
Cash	$6,189,352	$-
Short-term investments	6,686,500	-
Receivables	330,723	141,978
Prepaids and deposits	27,167	-

	13,233,742	141,978

Equipment (Note 3)	82,038	3,034
Investments ( Note 4)	823,968	-
Exploration advances	249,086	-
Mineral properties (Note 6)	18,167,376	1,891,660
Deferred acquisition costs	-	13,894

	$32,556,210	$2,050,566

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$548,073	$276,756

Shareholders’ equity
Capital stock (Note 7)	39,676,686	5,512,757
Contributed surplus (Note 7)	4,394,171	530,763
Obligations to issue shares (Note 11)	37,500	659,500
Deficit	(12,100,220)	(4,929,210)

	32,008,137	1,773,810

	$32,556,210	$2,050,566

Nature and continuance of operations (Note 1)
Commitments (Note 11)
Subsequent events (Note 15)

On behalf of the Board:

“George Leary”	Director	“Victor Tanaka”	Director

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
YEAR ENDED FEBRUARY 28

	2007	2006	2005

EXPENSES
Administration	$58,158	$30,000	$30,000
Amortization	11,736	78	-
Consulting fees	-	10,550	-
Investor relations	199,993	-	-
Management fees	451,941	122,000	36,000
Office and miscellaneous	107,362	19,402	14,080
Professional fees	404,757	117,312	23,851
Property investigation costs	247,500	-	9,428
Rent	48,785	9,000	12,000
Shareholder communications	296,133	5,819	1,046
Stock-based compensation (Note 8)	5,216,773	332,557	-
Transfer agent and filing fees	108,713	45,701	13,537
Travel and related costs	25,634	11,484	6,805

	(7,177,485)	(703,903)	(146,747)

OTHER ITEMS
Foreign exchange	(12,567)	-	-
Interest income	269,999	1,169	2,795
Write-down of investment (Note 4)	(230,000)	-	-
Mineral properties written-off (Note 6)	(20,957)	(129,396)	-

	6,475	(128,227)	2,795

Loss for the year	(7,171,010)	(832,130)	(143,952)

Deficit, beginning of year	(4,929,210)	(4,097,080)	(3,953,128)

Deficit, end of year	$(12,100,220)	$(4,929,210)	$(4,097,080)

Basic and diluted loss per common share	$(0.13)	$(0.07)	$(0.02)

Weighted average number of common shares outstanding	55,498,435	10,868,935	8,600,797

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED FEBRUARY 28

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(7,171,010)	$(832,130)	$(143,952)

Items not affecting cash:
Amortization	11,736	78	-
Obligation to issue shares for consulting services	37,500	37,500	-
Stock-based compensation	5,216,773	332,557	-
Shares issued for services	55,650	-	-
Write-down of investment	230,000	-	-
Write-off of mineral properties	20,957	129,396	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(52,821)	(122,376)	27,877
(Increase) in prepaids and deposits	(17,130)	-	-
Increase (decrease) in accounts payable and accrued liabilities	(26,453)	155,345	(113,774)

Net cash used in operating activities	(1,694,798)	(299,630)	(229,849)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(6,686,500)	-	-
Deferred acquisition costs	-	(13,894)	-
Equipment	(27,274)	(3,112)	-
Mineral property costs, net of recoveries	(9,445,576)	(1,125,522)	(19,348)
Exploration advances	(249,086)	-	-
Investment	(1,000,000)	-	-
Recovery of reclamation bond	3,500	-	-
Cash acquired on amalgamation with Pathfinder	92,611	-	-

Net cash used in investing activities	(17,312,325)	(1,142,528)	(19,348)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	25,663,530	1,433,333	-
Share issue costs	(467,055)	-	-

Net cash provided by financing activities	25,196,475	1,433,333	-

Increase (decrease) in cash during the year	6,189,352	(8,825)	(249,197)

Cash, beginning of year	-	8,825	258,022

Cash, end of year	$6,189,352	$-	$8,825

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

1.	NATURE AND CONTINUANCE OF OPERATIONS

Bayswater Uranium Corporation (the “Company”) is engaged in the exploration of its mineral properties and has not yet determined whether these properties contain economically recoverable reserves. To date, the Company has not earned significant revenues and is considered to be in the development stage.

In August 2006, the Company changed its name from Bayswater Ventures Ltd. to Bayswater Uranium Corporation following the amalgamation described in Note 5. To effect the merger, the pre-amalgamation common shares, outstanding stock options and warrants of the Company were exchanged on a one-to-one basis for similar securities in the merged Company. These financial statements reflect the post-amalgamation number of common shares, outstanding stock options and warrants for the years presented.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting year. Actual results could differ from the estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant inter-company balances and transactions have been eliminated upon consolidation.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those in effect at the transaction date. Exchange gains and losses arising on translation are included in the statement of operations.

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates, and income and expense items are translated at rates approximating those in effect at the transaction date for the year. Translation gains and losses are reflected in loss for the year.

Short-term investments

Short-term investments include Canadian guaranteed investment certificates with a major Canadian banking institution that are readily convertible to cash with an original term of more than 90 days when acquired. These investments are stated at cost and their carrying value approximates their fair value.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Equipment

Equipment is recorded at cost, net of accumulated amortization. Amortization is calculated on an annual basis over the estimated useful lives of the assets as follows:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Mining equipment	30% declining balance
Leasehold improvements	5 years straight-line

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Government mining assistance

The Company carries on certain mineral exploration activities in Newfoundland and Labrador and is eligible to earn refundable credits based on qualifying expenditures. Payments received for mining exploration assistance are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures which gave rise to the credits.

Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liabilityand the related long-lived asset.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanentlyimpaired, it is written down to its estimated net realizable value.

Stock-based compensation

The Company uses the fair value-based method for stock-based compensation and, therefore, all awards to employees and non-employees will be recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded byflow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders. When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year’s presentation.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

3.	EQUIPMENT

	2007			2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture and fixtures	$13,185	$10,870	$2,315	$-	$-	$-
Computer equipment	60,758	18,148	42,610	3,112	78	3,034
Mining equipment	31,452	-	31,452	-	-	-
Leasehold improvements	10,191	4,530	5,661	-	-	-
	$115,586	$33,548	$82,038	$3,112	$78	$3,034

4.	INVESTMENTS

During the year ended February 28, 2007, the Company purchased 2,000,000 units of Silver Spruce Resources Inc. (“Silver Spruce”), a publicly listed company, pursuant to a private placement at a price of $0.50 per unit. Each unit consisted of one common share and one whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.65, exercisable for a period of 18 months. During the current year, the investment in Silver Spruce was written-down by $230,000 to reflect market value.

Pursuant to the acquisition of Pathfinder (Note 5), the Company acquired 258,392 common shares of Fjordland Exploration Inc. (“Fjordland”), a publicly listed company, with a value of $5,168.

During the current year, the Company received 80,000 common shares of Commander Resources Ltd., a publicly listed company, valued at $48,800 pursuant to a mineral property agreement (Note 6).

At February 28, 2007, the market value of the Company’s investments totals $1,265,485 (2006 - $Nil).

5.	BUSINESS COMBINATION

Amalgamation with Pathfinder

The Company completed an amalgamation with Pathfinder Resources Ltd. (“Pathfinder “) to form Bayswater Uranium Corporation effective August 15, 2006. This amalgamation has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Pathfinder as the acquiree. The Company issued 20,247,186 common shares to the former shareholders of Pathfinder (based on a ratio of 0.588 to 1) and also granted options to replace outstanding Pathfinder options. The acquisition has been recorded at the value of the net identifiable assets of Pathfinder at the date of acquisition.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

5.	BUSINESS COMBINATION (cont’d…)

Amalgamation with Pathfinder (cont’d…)

The allocation of the purchase price is summarized in the table below:

Purchase Price:
20,247,186 post-amalgamation common shares	$4,164,987
Stock options of Pathfinder	183,972
$4,348,959

Net assets acquired:
Cash	$92,611
Short-term investments	2,000,000
Receivables	106,361
Prepaids and deposits	10,037
Reclamation bond	3,500
Equipment	34,819
Investments	5,168
Mineral properties	2,468,758
Accounts payable and accrued liabilities	(372,295)
$4,348,959

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES

							Central
	CMB	Thelon	Athabasca		Murphy	Niger,	America		Tuscany
	Labrador	Basin	Basin,	Hermitage,	Property	West	Uranium	Avoca,	Gold,	Total
2007	Claims	Projects	Saskatchewan	Nfld	Nfld	Africa	Syndicate	Ireland	Italy	2007
Acquisition costs
Balance, beginning of year	$1,002,880	$-	$-	$-	$-	$45,880	$-	$600,000	$-	$1,648,760
Additions	419,571	1,732,947	5,499,025	-	167,000	38,207	-	-	5,570	7,862,320
Recoveries	(844,850)	-	-	(84,200)	(61,300)	-	-	-	-	(990,350)
Acquisition of Pathfinder(1)	-	567,489	-	377,658	-	-	-	-	-	945,147

Balance, end of year	577,601	2,300,436	5,499,025	293,458	105,700	84,087	-	600,000	5,570	9,465,877

Deferred exploration costs
Balance, beginning of year	241,408	1,042	-	-	-	-	-	450	-	242,900

Acquisition of Pathfinder (1)	-	1,206,203	-	311,976	-	-	4,108	-	-	1,522,287

Airborne survey	1,799,205	835,754	712,700	71,486	10,543	-	-	-	-	3,429,688
Analytical	33,864	1,240	-	5,172	-	-	-	-	-	40,276
Camp costs	71,922	-	-	16,645	2,917	-	-	-	-	91,484
Compilation	39,555	32,881	7,240	-	-	-	-	-	-	79,676
Drilling	50,000		-	-	-	-	-	-	-	50,000
Equipment	109,390	-	-	14,842	-	-	-	-	-	124,232
Field administration	67,865	4,292	103	728	-	3,581	-	3,522	83,745	163,836
Field supplies	85,274	132	-	7,396	178	-	1,386	1,007	-	95,373
Fixed wing/helicopter	363,307	12,793	-	140,328	1,159	-	-	-	-	517,587
Geological consulting	182,485	170,903	19,232	35,025	2,300	2,475	380	-	13,000	425,800
Ground geophysics	-	154,015	-	-	-	11,100	-	590,480	-	755,595
Geophysical consulting	68,756	113,473	-	8,000	1,425	20,745	5,127	22,231	14,511	254,268
Mapping	8,441	14,469	14,111	280	-	13,417	-	-	28,534	79,252
Property maintenance	-	444,104	-	-	-	-	5,037	20,217	-	469,358
Project management	9,955	1,573	2,082	-	762	-	1,532	-	4,900	20,804
Property cost recovery	(150,000)	-	-	(119,156)	(33,161)	-	-	(23,531)	-	(325,848)
Prospecting	168,535	-	-	333,991	26,600	-	-	-	-	529,126
Travel and related	74,180	12,077	2,529	27,350	-	22,476	3,387	6,763	8,000	156,762

	2,982,734	1,797,706	757,997	542,087	12,723	73,794	16,849	620,689	152,690	6,957,269

Balance, end of the year	3,224,142	3,004,951	757,997	854,063	12,723	73,794	20,957	621,139	152,690	8,722,456

Written off during the year	-	-	-	-	-	-	(20,957)	-	-	(20,957)

Total, end of year	$3,801,743	$5,305,387	$6,257,022	$1,147,521	$118,423	$157,881	$-	$1,221,139	$158,260	$18,167,376
(1) Pursuant to the acquisition of Pathfinder, these mineral properties and deferred exploration costs were acquired at August 15, 2006.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES

	CMB	Uranium	South	Niger,
	Labrador	Joint	Quinn	West	Avoca,	Total
2006	Claims	Venture	Newfoundland	Africa	Ireland	2006

Acquisition costs
Balance, beginning of year	$-	$-	$80,500	$-	$-	$80,500
Additions	1,002,880	-	-	45,880	600,000	1,648,760

Balance, end of year	1,002,880	-	80,500	45,880	600,000	1,729,260

Deferred exploration costs
Balance, beginning of year	-	-	48,896	-	-	48,896

Airborne survey	204,196	-	-	-	-	204,196
Consulting	27,545	1,042	-	-	450	29,037
Mapping	7,252	-	-	-	-	7,252
Property maintenance	2,415	-	-	-	-	2,415

	241,408	1,042	-	-	450	242,900

Balance, end of the year	241,408	1,042	48,896	-	450	291,796

Write-off of mineral properties	-	-	(129,396)	-	-	(129,396)

Total	$1,244,288	$1,042	$-	$45,880	$600,450	$1,891,660

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES (cont’d…)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequentlyambiguous conveyancing historycharacteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Central Mineral Belt Properties, Labrador

On November 17, 2005, the Company entered into an option agreement with Longview Capital Partners Inc. (formerly Longview Strategies Incorporated) (“Longview”), a company related by a common director, to acquire a 100% interest in certain claim blocks located in Labrador, Newfoundland. Under the terms of the agreement, the Company must pay Longview $210,000 (paid) and must issue 100,000 common shares (issued during the current year at a value of $22,000 and recorded as at February 28, 2006 as an obligation to issue shares). In addition, the Company must make staged cash payments of up to $1,200,000 over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash. Under this option agreement, $100,000 due September 29, 2006 (paid subsequent to February 28, 2007) and $150,000 due March 29, 2007 (paid subsequent to February 28, 2007) is owing to Longview. A net smelter royalty (“NSR”) of 2% will be payable to an underlying option holder on each of the claim blocks retained. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000. By agreement dated November 22, 2005, Longview assigned all its staking rights with the underlying option holder to the Company.

On November 29, 2005, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $61,440. In consideration, the Company paid the underlying option holder a staking fee of 50,000 common shares valued at $15,000. A NSR of 2% will be payable on each of the claim blocks. The Companyhas the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

On January 3, 2006, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $599,040. In consideration, the Company paid the underlying option holder a staking fee of $10,000 in cash and 180,000 common shares valued at $86,400. A NSR of 1% will be payable on each of the claim blocks. The Company has the right to purchase all of the NSR (1%) at any time for $2,000,000.

The Company acquired by staking, during the current year, additional claims in Labrador. In consideration, the Company paid a staking fee of $19,400 in addition to staking costs of $144,800. An NSR of 1% will be payable on these claims. The Company retains the right to purchase the NSR (1%) at any time for $2,000,000.

The Company purchased, during the current year, additional claims in Labrador for cash consideration of $5,600. An NSR of 2% will be payable on these claims. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

The Company has acquired, during the current year, a 100% interest, by staking, in additional claims in Labrador.

The Company has acquired, during the current year, a 100% interest, by staking, in additional claims in Labrador, subject to a 1% or 2% NSR for a staking fee of $3,000.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES (cont’d…)

Thelon Basin Projects

These properties include the Canada Uranium Joint Venture and the Company’s other property holdings in the Thelon Basin.

Thelon Basin Properties, Northwest Territories (“NWT”) and Nunavut

The Company entered into an agreement, dated April 13, 2006, with Yukon 37999 Inc. to acquire a 100% interest in additional uranium claims in the South Thelon area of the NWT in consideration of a cash payment of $102,903. The Company has also agreed to issue 108,858 common shares of the Company in three equal installments, the first of which was issued during the year ended February 28, 2007, with the remaining installments due on or before April 1, 2007 and 2008. A NSR of 2% on metals and a gross overriding royalty (“GOR”) of 2% on diamonds will be payable on each of the claims. The Company retains the right to purchase one-half of the royalties (1.0%) at any time for $2,000,000.

The Company entered into an agreement, dated April 13, 2006 as amended May 29, 2006 and August 4, 2006, with Aurora Geosciences Ltd. (“Aurora”) to stake a minimum of 600,000 acres in Thelon Basin, NWT. Under the terms of the agreement, consideration for staking is $0.60 per acre and one-third of a common share of the Company per acre, for claims located on land and $0.40 per acre and one-quarter of a common share of the Company per acre for claims located over water. During the year ended February 28, 2007, a total of $1,056,356 was paid by the Company for staking costs and 520,297 common shares were issued to Aurora.

Pursuant to a Memorandum of Understanding (“MOU”) dated April 11, 2005, Pathfinder was granted an option to acquire an 80% interest in uranium rights in certain exploration permits acquired by Diamonds North Resources Ltd., located within and around the Thelon Basin, Northwest Territories, Canada in consideration of making a cash payment of $100,000 (paid) and issuing a total of 2,000,000 common shares (1,500,000 shares issued (pre-amalgamation)) and 294,000 shares (500,000 shares (pre-amalgamation)) (issued subsequent to February28, 2007). The Companymust also incur staged optional exploration expenditures on the property totaling $4,000,000 of which $400,000 must be expended by April 11, 2006 (completed), and a further $1,600,000 by April 11, 2007 (completed) and a further $2,000,000 by April 11, 2008.

During the year ended February 28, 2006, Pathfinder and Diamonds North Resources Ltd., under the terms of the MOU, staked property along the eastern margin of the Thelon Basin.

During the year ended February 28, 2006, Pathfinder purchased a 100% interest in certain claims in the south Thelon Basin area. A 1% GOR is reserved for the vendor.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES (cont’d…)

Canada Uranium Joint Venture

On January 23, 2006, the Company entered into a joint venture agreement with Strongbow Exploration Inc. (“Strongbow”) to identify, acquire and explore uranium properties in Canada. A director of Strongbow subsequently became a director of the Company. The Company will be the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and the Company shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties for which the Company must fund the first $600,000 in exploration expenditures on each property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to the Companyfor inclusion in the joint venture. The Company maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

Pursuant to the joint venture, the Company entered into an agreement dated April 13, 2006 with Yukon 37999 Inc. ("Yukon") to acquire a 100% interest in certain uranium claims in the South Thelon area of the NWT for cash consideration totaling $105,706. A NSR of 1% on metals and a 1% GOR on diamonds will be payable on each of the claim blocks. The joint venture retains the right to purchase one-half of the royalties (0.5%) at any time for $1,000,000.

Pursuant to the joint venture, certain prospecting permits have been granted to Strongbow in the North Thelon Basin, Nunavut, at no direct cost to the Company.

Brudell Lake Properties, Athabasca Basin, Saskatchewan

The Company entered into a purchase agreement dated July 19, 2006 as amended September 28, 2006 between the Company and the Saskatchewan Syndicate (the “Vendor”) whereby the Company acquired a 100% interest in certain mineral claims in three claim blocks referred to as the Brudell Lake Property, Worden Lake Property and the William River Property located in the south central portion of the Athabasca Basin, Saskatchewan. The consideration payable to the Vendor was comprised of 3,500,000 common shares (issued) of the Company at a value of $1.06 per share and $1,500,000 (paid). The properties are also subject to a 2% NSR on all metals produced and 2% GOR on all diamonds produced. The Company granted a finder’s fee of 100,000 common shares of the Company to a private individual for his assistance in introducing this property to the Company.

During the current year, the Company acquired, by staking, additional acreage adjacent to the Brudell Lake properties at a cost of $183,024.

Hermitage Property, Newfoundland, Canada

On October 28, 2005, Pathfinder staked certain claims in southwestern Newfoundland. A finder’s fee of 150,000 common shares (pre-amalgamation) of Pathfinder was issued to Commander Resources Ltd. (“CMD”) and the property is subject to a 2% NSR to CMD.

During the year ended February 28, 2006, Pathfinder staked additional claims in southwestern Newfoundland.

During the year ended February 28, 2007, the Company staked further claims.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES (cont’d…)

Cochrane Pond Joint Venture, Newfoundland, Canada

On June 19, 2006, the Company signed a joint venture agreement with Commander Resources Ltd. (“CMD”) whereby they agreed to associate and participate in a joint venture operation for the purpose of exploring the Cochrane Pond property located in the Hermitage Uranium Belt, Newfoundland, and, if deemed warranted, bring the property or a portion thereof into commercial production by establishing and operating a mine.

During the year ended February 28, 2006, the companies jointly staked certain claims in southwestern Newfoundland.

Murphy Property, Newfoundland, Canada

During the year ended February 28, 2007, the Company announced it has entered into an option agreement to acquire a 90% interest in the Murphy Property located in the Hermitage Uranium Belt of southern Newfoundland. In order to earn a 90% interest in the Murphy Property, the Company must make phased total cash payments of $375,000 and issue one million common shares over three years. The Company is also required to complete staged work expenditures totaling $1 million over a four year period. In the first year of the agreement, the Company is committed to paying $25,000 (paid), issuing 100,000 shares (issued) and completing $100,000 in work expenditures; all other consideration is optional. The owner’s 10% property interest will be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. The Company may reduce the NSR to 2% by paying the owner $2 million.

Subsequently, the Company joint ventured the Murphy Property in Newfoundland with Commander Resources Ltd. (“Commander”). Under the terms of the joint venture agreement, Commander acquired a 50% interest in the 90% interest the Company is earning in the Murphy Property by assuming 50% of the Company’s option agreement obligations. Commander’s first year obligations include a cash payment of $12,500 (received), issuance of 80,000 common shares to the Company (received), and funding $50,000 in exploration expenditures. Future optional obligations by Commander include additional cash payments of $175,000, issuing common shares to the Company equal to 450,000 shares of the Company over three years, and contributing $450,000 towards exploration expenditures over four years.

Niger Uranium and Gold Concessions

Subject to regulatory approval, the Company entered into an option agreement dated November 17, 2005 with Longview to acquire a 100% interest in two uranium and two gold concessions located in Niger, West Africa. Pursuant to the option agreement, an application has been made to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the four concessions. Under the terms of the agreement, the Company must pay Longview $200,000 ($32,817 paid) and issue 250,000 common shares once the concessions are granted. In addition, the Company must make staged payments of up to $840,000 in cash and issue 550,000 common shares over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash.

Subject to regulatory approval, the Company entered into an agreement dated November 24, 2005 with the underlying option holder to acquire a 100% interest in two additional uranium concessions located in Niger, West Africa. In consideration, the Company paid the underlying option holder a fee of 15,634 common shares valued at $5,000. In addition, the Company must pay the underlying option holder $15,000 in cash and $15,000 in common shares once the concessions are granted. Additionally, the Company must pay the underlying option holder 10,000 common shares for each concession held twelve months after the date the concessions are granted.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES (cont’d…)

Niger Uranium and Gold Concessions (cont’d…)

Pursuant to a change to the mining code in Niger, approved by Parliament effective November 1, 2006, both Longview and the Company reapplied for uranium concessions in the aggregate comprising 16 concessions in two blocks. The Company incurred application fees for the 16 concessions totaling €23,050. The gold concessions in Niger were not reapplied for by Longview under the new system.

Central America Uranium Syndicate

On January 11, 2005, the Company, along with Gold-Ore Resources Ltd. (“Gold-Ore”) and Santoy Resources Ltd. (“Santoy”), created the Central America Uranium Syndicate (“CAUS”) to explore for uranium in Central America. Under the terms of the letter agreement, the Company and Santoy can each earn a 33.3% interest in any mineral exploration tenements acquired by spending CDN$500,000 each over a four-year period. Gold-Ore will retain 100% interest in the property and be responsible for the first CDN$1,000,000 of expenditures, after which a joint venture will be formed with each of the three parties having a one-third interest. Gold-Ore will act as operator for the syndicate and all programs will be subject to approval by a management committee.

In February 2006, the CAUS was granted two contiguous mineral concessions in Guatemala.

Subsequent to February 28, 2007, the letter agreement was terminated and the claims were allowed to lapse. As a result, mineral property costs totaling $20,957 were written off.

Avoca Property, Ireland

On January 4, 2006, the Company entered into an agreement to purchase all of the outstanding shares of Jadebay Limited (“Jadebay”), a 100% owned Irish subsidiary of Strongbow, a company related by a common director. This transaction was accounted for as an asset purchase as Jadebay has no business operations. Jadebay maintains a 100% interest in two prospecting licences in the Republic of Ireland. Under the terms of the agreement, the Company must issue Strongbow 1,500,000 common shares (issued during the current year at a value of $600,000 and recorded as at February 28, 2006 as an obligation to issue shares). The full costs of the purchase has been allocated to the mineral concessions. To maintain the licenses, the Company must incur exploration expenditures of €37,500 (approximately CDN $73,000) per license by June 10, 2008 and complete an airborne survey by June 10, 2006. During the 2006 fiscal year, the Company paid $121,031 for an airborne survey on the property. The airborne survey did not proceed and consequently the payment was subsequently refunded to the Company. This amount was recorded as a receivable as at February 28, 2006.

During the year ended February 28, 2007, an induced polarization survey was completed and a corresponding report was filed, thus fulfilling the Company’s obligation to maintain the licenses.

Tuscany Gold Project, Italy

The Company incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process for mining permits in Italy. As of February 28, 2007, the Company had filed applications for three gold permits in Italy.

In addition, the Company issued 33,333 common shares valued at $12,500 to acquire data related to the area for which the gold permits are being filed.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

6.	MINERAL PROPERTIES (cont’d…)

South Quinn Lake Property, Newfoundland

On May 12, 2003, the Company entered into an option agreement with Terra Nova Gold Corp. (“Terra Nova”), a company related by a former common director, wherein the Company could acquire a 95% interest in Terra Nova’s South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. (“South Coast”), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter returns royalty. The Company assumed all of Terra Nova’s remaining obligations pursuant to the underlying option agreement.

During the year ended February 28, 2006, the Company decided not to proceed with earning an interest in the South Quinn Lake Property and wrote-off related mineral property costs totaling $129,396.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital	Contributed
	of Shares	Stock	Surplus
Authorized
Unlimited common shares without par value
Issued
Balance, February 28, 2005	8,600,797	$4,027,230	$144,000
Private placements	6,850,000	1,091,000	-
Exercise of options	40,000	21,000	(12,000)
Exercise of warrants	1,111,111	333,333	-
Mineral properties	245,624	106,400	-
Finder’s fees – units	122,000	48,800	-
Finder’s fees – warrants	-	-	66,206
Share issue costs	-	(115,006)	-
Stock-based compensation	-	-	332,557
Balance, February 28, 2006	16,969,532	5,512,757	530,763
Private placements	22,507,531	20,556,724	-
Exercise of stock options	3,235,720	2,064,126	-
Reclassification of contributed surplus on the exercise of stock options	-	2,150,521	(2,150,521)
Exercise of warrants	5,791,635	3,042,680	-
Reclassification of contributed surplus on the exercise of warrants	-	592,568	(592,568)
Shares issued for services	90,050	93,150	-
Shares issued for mineral properties	4,395,045	4,559,480	-
Acquisition of Pathfinder	20,247,186	4,164,987	183,972
Acquisition of Jadebay	1,500,000	600,000	-
Finder’s fees – units	1,171,852	1,012,989	-
Data acquisition	33,333	12,500	-
Cancellation of treasury stock	(1,960,000)	(2,000,000)	-
Share issue costs	-	(1,480,044)	-
Compensation options	-	(1,205,752)	1,205,752
Stock-based compensation	-	-	5,216,773

Balance, February 28, 2007	73,981,884	$39,676,686	$4,394,171

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended February 28, 2007, the Company:

a)

completed a brokered private placement for total proceeds of $9,937,025. The private placement consisted of 6,357,500 flow-through units at a price of $0.90 per unit and 5,620,366 non-flow-through units at a price of $0.75 per unit. Each flow-through unit consists of one flow-through common share and one half of one share purchase warrant. Each non-flow-through unit consists of one common share and one half of one share purchase warrant. Each whole share purchase warrant is exercisable into one additional common share at an exercise price of $1.00 per share until September 27, 2007. The Company paid a commission of 7.5% of the gross proceeds of the private placement through the issuance of 724,852 non-flow-through units valued at $543,639 with the same terms as the private placement and $201,638 in cash. Additionally, 1,197,786 compensation options valued at $576,430 were issued as a commission in connection with the private placement. Each compensation option entitles the holder to acquire one additional common share at an exercise price of $0.80 per share until September 27, 2007.

b)

completed a brokered private placement of 7,620,000 flow-through units issued at $1.05 per unit for total proceeds of $8,001,000. Each unit consisted of one flow-through common share and one share purchase warrant to acquire one additional flow-through common share for a period of two years from the date of closing at $1.20 per share. Agent compensation includes a commission of $128,756, 447,000 units valued at $469,350, having the same terms as the units in the offering except that they are not flow-through units, and 759,500 compensation options valued at $629,322 which entitle the Agent to purchase one common share of the Company for a period of two years from closing at $1.10 per share.

c)

completed a non-brokered private placement which consisted of 2,909,665 units at a price of $0.90 per unit for total gross proceeds of $2,618,700. Each unit is comprised of one common share and one share purchase warrant, each warrant exercisable at a price of $1.20 per share for a period of two years from the date of closing. A finder’s fee of $22,043 was paid.

d)	issued 3,235,720 common shares on exercise of options for proceeds of $2,064,126.

e)	issued 5,791,635 common shares on exercise of warrants for proceeds of $3,042,680.

f)	issued 4,395,045 common shares on the acquisition of minerals properties valued at $4,537,480 and the settlement of an obligation to issue shares of $22,000.

g)	issued 90,050 common shares to Longview for management services valued at $55,650 and to settle an obligation to issue shares of $37,500.

h)	issued 1,500,000 common shares valued at $600,000 for the acquisition of Jadebay (Note 6).

i)	issued 20,247,186 common shares and granted stock options, valued at $4,348,959, to acquire Pathfinder (Note 5).

j)	issued 33,333 common shares for the acquisition for property data valued at $12,500.

k)	cancelled 2,000,000 common shares held by Pathfinder on completion of the amalgamation (Note 5).

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended February 28, 2006, the Company:

a)

issued 2,350,000 common shares and 2,500,000 units at $0.06 per share and unit pursuant to a private placement. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.10 per share for a period of two years.

b)

issued 2,000,000 units at $0.40 per unit pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.60 per share for a period of two years. The Company paid a finder’s fee of 122,000 units with the same terms as the private placement and 152,500 warrants valued at $66,206, which has been reflected in contributed surplus. Each finder’s warrant is exercisable into one additional common share at a price of $0.65 per share for a period of two years. The following assumptions were used for the Black-Scholes valuation of the finder’s warrants: risk-free interest rate of 3.85%, expected life of two years, annualized volatility of 348.85% and a dividend rate of 0%.

c)	issued 40,000 common shares on exercise of options for proceeds of $9,000.

d)	issued 1,111,111 common shares on exercise of warrants for proceeds of $333,333.

e)	issued 245,624 common shares pursuant to staking services valued at $106,400.

8.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX Venture Exchange (“TSX-V”) and vesting terms are at the discretion of the board of directors. The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer.

As at February 28, 2007, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

	Number	Exercise
	of Shares	Price	Expiry Date

	211,680	$0.34	March 20, 2008
	61,740	0.34	March 22, 2010
	44,100	0.63	February 23, 2011
	350,000	0.90	April 10, 2011
	150,000	0.90	April 13, 2011
	625,000	1.30	July 19, 2011
	504,200	1.22	July 26, 2011
	1,245,000	1.41	September 1, 2011
	1,145,500	1.42	December 8, 2011
Total	4,337,220

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

8.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock options (cont’d…)

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, February 29, 2004	480,000	$0.23
Options expired	(200,000)	0.23

Balance, February 28, 2005	280,000	0.23
Options granted	1,365,000	0.36
Options exercised	(40,000)	0.23

Balance, February 28, 2006	1,605,000	0.34
Options granted	5,040,500	1.24
Pathfinder options (Note 5)	1,487,640	0.71
Options exercised	(3,235,720)	0.63
Options cancelled	(560,200)	0.98

Balance, February 28, 2007	4,337,220	$1.24

Number of options currently exercisable	3,974,095	$1.24

Warrants

As at February 28, 2007, the Company had outstanding share purchase warrants and compensation options enabling the holders to acquire further common shares as follows:

Number	Exercise
of Shares	Price	Expiry Date

4,889,873	$1.00	September 27, 2007
103,137	0.80	September 27, 2007
488,001	0.60	December 23, 2007
1,000	0.65	December 23, 2007
759,500	1.10	November 1, 2008
10,965,665	1.20	November 1, 2008

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

8.	STOCK OPTIONS AND WARRANTS (cont’d…)

Warrants (cont’d…)

Warrant and compensation options transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

As at February 29, 2004	7,430,554	$0.29
Expired/cancelled	(652,777)	0.36

As at February 28, 2005	6,777,777	0.23
Issued	3,713,500	0.27
Exercised	(1,111,111)	0.30
Expired/cancelled	(5,666,666)	0.22

As at February 28, 2006	3,713,500	0.27
Issued	19,285,311	1.11
Exercised	(5,791,635)	0.53
Expired/cancelled	-	-

As at February 28, 2007	17,207,176	$1.12

Stock-based compensation

The Company granted 5,040,500 (2006 – 1,365,000; 2005 - Nil) stock options during the current year resultingin stock-based compensation, using the Black-Scholes option-pricing model, of $4,963,180 (2006 - $490,176; 2005 - $Nil). As well, the Company granted 1,487,640 options valued at $849,331 pursuant to the acquisition of Pathfinder (Note 5). For the year ended February 28, 2007, the Company expensed $5,216,773 (2006 - $332,557; 2005 - $Nil) for options which vested during the year and allocated $183,972 to the acquisition of Pathfinder (Note 5).

The weighted average fair value of the stock options granted during the year ended February 29, 2007 was $0.98 (2006 -$0.36; 2005 - $Nil) per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensation options granted during the years ended February 28, 2007 and 2006:

	2007	2006

Risk-free interest rate:	4.05%	3.99%
Expected life of options:	3.5 years	5 years
Annualized volatility:	129%	130%
Dividend rate:	0%	0%

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

9.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at February 28, 2007 is $139,520 (2006 - $128,013) owing to a company controlled by the president, a director and a company with a common director.

During the year ended February 28, 2007, the Company:

a) Paid or accrued $451,941 (2006 - $122,000; 2005 - $36,000) for management fees to a company controlled by the president, a director and companies with common directors.

b) Paid or accrued $38,800 (2006 - $9,000; 2005 - $12,000) for rent to a company controlled by the president and a company with a director in common.

c) Paid or accrued $41,000 (2006 - $30,000; 2005 - $30,000) for administration fees to a company owned by an officer of the Company.

d) Paid or accrued $106,250 (2006 - $Nil; 2005 - $Nil) for investor relations to a company with a common director.

e) Paid or accrued $101,001 (2006 - $263,817: 2005 - $Nil) for property acquisition costs to Longview. f) Received $12,500 (2006 - $Nil; 2005 - $Nil) and 80,000 (2006 – Nil; 2005 - Nil) common shares valued at $48,800 from a company with common directors pursuant to a mineral property option agreement.

g) Paid or accrued $58,480 (2006 - $Nil; 2005 - $Nil) for consulting fees included in deferred exploration costs to a company controlled by the president and a director.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Cash paid during the year for interest	$-	$-	$-

Cash paid during the year for income taxes	$-	$-	$-

The significant non-cash investing and financing transactions during the year ended February 28, 2007 included:

a)	issuing 4,395,045 common shares valued at $4,537,480 for mineral property acquisitions and $22,000 to settle an obligation to issue shares;

b)	issuing 1,500,000 common shares valued at $600,000 to settle an obligation to issue shares pursuant to the acquisition of Jadebay Limited;

c)	accruing $233,843 of mineral property expenditures and $28,647 of equipment expenditures in accounts payable and accrued liabilities as at February 28, 2007;

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

d) issuing 1,171,852 units valued at $1,012,989 as finders’ fees;

e) issuing 20,247,186 common shares and granting options, valued at $4,348,959, pursuant to the acquisition of Pathfinder (Note 5);

f) issuing 90,050 common shares to Longview for consulting services valued at $55,650 and to settle an obligation to issue shares of $37,500;

g) issuing 33,333 common shares valued at $12,500 for the acquisition of property data;

h) accruing $29,563 of mineral property recoveries in receivables as at February 28, 2007; and

i) receiving 80,000 common shares of Commander Resources Ltd. with a value of $48,800, pursuant to a mineral property option agreement.

The significant non-cash investing and financing transactions during the year ended February 28, 2006 included:

a) issuing 245,624 common shares valued at $106,400 pursuant to staking services for mineral property acquisitions;

e) recording an obligation to issue 1,500,000 common shares valued at $600,000 pursuant to the acquisition of Jadebay and 100,000 common shares valued at $22,000 pursuant to the Labrador property acquisition ;

f) accruing $37,738 of mineral property expenditures at February 28, 2006; g) issuing 122,000 units valued at $48,800 as a finder’s fee; and h) issuing 152,500 warrants valued at $66,206 as finder’s fees.

There were no significant non-cash investing and financing transactions during the year ended February 28, 2005.

11.	COMMITMENTS

During the year ended February 28, 2006, the Company entered into a management agreement with Longview whereby Longview agreed to provide the Company with consulting services until May 1, 2007. In consideration, the Company shall pay Longview $15,000 per month payable 50% in cash and 50% in common shares. During the year ended February 28, 2006, the Company expensed $75,000 to consulting fees of which $37,500 was recorded as an obligation to issue shares. During the year ended February 28, 2007, the Company issued 39,894 shares to satisfy this commitment. As at February 28, 2007, the Company has accrued an obligation to issue shares of $37,500 of the $150,000 expensed during the current year.

During the year ended February 28, 2006 the Company also recorded an obligation to issue shares pursuant to property agreements valued at $622,000 (Note 6). During the year ended February 28, 2007, 1,600,000 common shares were issued to satisfy these commitments.

During the year ended February 28, 2007, the Company entered into a sublease for its premises along with three other publicly listed companies trading on the TSX Venture Exchange, related by a common director.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

11.	COMMITMENTS (cont’d…)

The maximum annual lease commitments under this lease are as follows:

Fiscal	2008	$281,819
	2009	308,723
	2010	308,723
	2011	308,723
	2012	308,723
	2013	308,723

However, the Company has agreed to pay a maximum of $3,600 per month for the term of the lease, based on its proportionate space.

12.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006	2005

Loss for the year	$(7,171,010)	$(832,130)	$(143,952)

Expected income tax (recovery)	$(2,438,000)	$(318,598)	$(51,247)
Non-deductible items	1,823,000	224,754	31,122
Unrecognized benefit of non-capital losses	615,000	93,844	20,125

Total income taxes	$-	$-	$-

The significant components of the Company's future income tax assets are as follows:

	2007	2006

Future income tax assets:
Non-capital loss carryforwards	$1,432,000	$388,700
Resource properties	-	178,000
Capital loss carryforwards	51,000	-
Other items	45,000	-

Future income tax liabilities:
Resource properties	(999,000)	-

	529,000	566,700
Valuation allowance	(529,000)	(566,700)

Net future income tax assets	$-	$-

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

12.	INCOME TAXES (cont’d…)

The Company has available for deduction against future taxable income non-capital losses of approximately $4,600,000. These losses, if not utilized, will expire through to 2027. Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Currency risk

The Company holds non-monetary assets in Niger, West Africa, Italy and Ireland. The Company could accordingly be at risk for foreign currency fluctuation and developing legal and political environments. The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

14.	SEGMENTED INFORMATION

The primary business of the Company is the acquisition and exploration of mineral properties.

Geographic information is as follows:

	2007	2006

Capital assets
Canada	$16,712,134	$1,248,364
Niger, West Africa	157,881	45,880
Italy	158,260	-
Ireland	1,221,139	600,450

	$18,249,414	$1,894,694

15.	SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the Company:

a)

issued 4,336,800 units (the “Units”) at a price of $1.45 per Unit and 11,375,000 flow-though units (the “FT Units”) at a price of $1.65 per FT Unit to raise gross proceeds of $25,057,110 (the “Offering”).

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

15.	SUBSEQUENT EVENTS (cont’d…)

a)	(cont’d…)

Each Unit consists of one common share and one half of one transferable common share purchase warrant (each whole such purchase warrant, a “Warrant”). Each FT Unit shall consist of one flow-through common share and one- half of one transferable Warrant. Each Warrant will be exercisable into one additional non-flow-through common share at an exercise price of $1.85 to September 8, 2008.

The Agent received a commission equal to 7% of the gross proceeds of the Offering, consisting of cash of $828,173 and 638,500 Units valued at $925,825. As well, the Agent received 1,571,180 compensation options exercisable into one common share at an exercise price of $1.70 to September 8, 2008.

b)	granted incentive stock options enabling the holders to acquire up to 4,800,000 common shares at $1.65 per share to March 22, 2012.

c)

entered into an option agreement with Global Gold Uranium, LLC (the”Optionee”), a wholly-owned subsidiary of Global Gold Corporation (“Global”), whereby the Optionee may earn up to a 60% interest in the Cochrane Pond property in Newfoundland, which is owned 50% by the Company and 50% by Commander. To earn an initial 51% interest, the optionee must pay US$700,000, issue 350,000 common shares of Global and incur exploration expenditures totaling $3,500,000 over a four period. A further 9% interest can be earned by either incurring an additional $2,000,000 of exploration expenditures over a two year period or funding and delivering a feasibility study to the Company and Commander within a three year period.

d)

entered into an Arrangement Agreement (the “Agreement”) with Kilgore Minerals Ltd. (“Kilgore”). Pursuant to the Agreement, Kilgore will split its shares on the basis of 1.25 new shares for each old share and the Company will amalgamate with a wholly-owned subsidiary of Kilgore. Each share or convertible security of the Companywill be exchanged for one common share or one convertible security of Kilgore, respectively. The Company’s shareholders will control approximately 77% of the issued and outstanding capital stock of Kilgore. Kilgore will change its name to Bayswater Uranium Corporation and all of its directors and management will resign in favour of directors and management of the Company.

The transaction will be accounted for as an acquisition of Kilgore by the Company as the former shareholders of the Company hold the majority of the capital stock of Kilgore after the amalgamation.

e)	issued 2,534,506 common shares pursuant to the exercise of warrants for total proceeds of $2,698,798.

f)	issued 177,900 common shares pursuant to the exercise of stock options for total proceeds of $102,486.

g)	issued 54,645 common shares valued at $100,000 pursuant to mineral property option agreements.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

	2007	2006	2005

Loss for the year
Loss for the year - Canadian GAAP	$(7,171,010)	$(832,130)	$(143,952)

Mineral property costs	(8,598,282)	(1,162,264)	(19,348)
Investments	230,000	-	-

Loss for the year - U.S. GAAP	(15,539,292)	(1,994,394)	(163,300)
Holding gains on investments	529,717	-	-

Comprehensive loss – U.S. GAAP	$(15,009,575)	$(1,994,394)	$(163,300)

Basic and diluted loss per share – U.S. GAAP	$(0.27)	$(0.18)	$(0.02)

	Balance,
	Canadian		Balance, U.S.
As at February 28, 2007	GAAP	Adjustments	GAAP

Assets
Current assets	$13,233,742	$249,086	$13,482,828
Equipment	82,038	-	82,038
Investments	823,968	759,717	1,583,685
Exploration advances	249,086	(249,086)	-
Mineral properties	18,167,376	(9,889,942)	8,277,434

	$32,556,210	$(9,130,225)	$23,425,985

Liabilities and shareholders’ equity
Total liabilities	$548,073	$1,182,225	$1,730,298

Capital stock	39,676,686	(1,182,225)	38,494,461
Contributed surplus	4,394,171	-	4,394,171
Obligations to issue shares	37,500	-	37,500
Other comprehensive income	-	529,717	529,717
Deficit	(12,100,220)	(9,659,942)	(21,760,162)

Total shareholders’ equity	32,008,137	(10,349,950)	21,658,187

	$32,556,210	$(9,130,225)	$23,425,985

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Balance,
	Canadian		Balance, U.S.
As at February 28, 2006	GAAP	Adjustments	GAAP

Assets
Current assets	$141,978	$-	$141,978
Equipment	3,034	-	3,034
Deferred acquisition costs	13,894	-	13,894
Mineral properties	1,891,660	(1,291,660)	600,000

	$2,050,566	$(1,291,660)	$758,906

Liabilities and shareholders’ equity
Total liabilities	$276,756	$-	$276,756

Capital stock	5,512,757	-	5,512,757
Contributed surplus	530,763	-	530,763
Obligations to issue shares	659,500	-	659,500
Other comprehensive income	-	-	-
Deficit	(4,929,210)	(1,291,660)	(6,220,870)

Total shareholders’ equity	1,773,810	(1,291,660)	482,150

	$2,050,566	$(1,291,660)	$758,906

	2007	2006	2005

Cash flows from operating activities
Per Canadian GAAP	$(1,694,798)	$(299,630)	$(229,849)
Mineral property costs	(9,445,576)	(1,125,522)	(19,348)
Exploration advances	(249,086)	-	-

Per U.S. GAAP	$(11,389,460)	$(1,425,152)	$(249,197)

	2007	2006	2005

Cash flows from investing activities
Per Canadian GAAP	$(17,312,325)	$(1,142,528)	$(19,348)
Mineral property costs	9,445,576	1,125,522	19,348
Exploration advances	249,086	-	-

Per U.S. GAAP	$(7,617,663)	$(17,006)	$-

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

a)	Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodicallyfor recoverability of carrying values.

In accordance with EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, certain costs related to the acquisition of mineral properties are capitalized for U.S. GAAP purposes.

b)	Investments

In accordance with Canadian GAAP, investments in equity securities are carried at cost less write-downs for impairment of value. Under U.S. GAAP, Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires investments in equity securities that have readily determinable fair values to be classified as either trading or available-for-sale. The Company’s equity securities are classified as available-for-sale securities and, therefore, under U.S. GAAP, unrealized holding gains and losses must be included in a separate component of shareholders’ equity, as other comprehensive income, net of any income tax effects.

c)	Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. For the years ended February29, 2004 through February 28, 2006, the Company chose to account for stock-based compensation using the fair value based method.

Effective March 1, 2006, the Company adopted SFAS 123 (revised), “Share-based Payment” (“SFAS 123(R)”), utilizing the modified prospective approach. The adoption of this standard did not materially affect the Company’s financial position, results of operations or cash flows because the Company had previously adopted the fair value based method of accounting for stock options prescribed by SFAS 123.

During the year ended February 28, 2004, under Canadian GAAP, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. Accordingly, there is no difference between Canadian and U.S. GAAP in the accounting for stock-based compensation for the years presented.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

d)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as described in Note 2. Under U.S. GAAP, any difference between the fair value of non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares. To the extent that there are unrecognized future income tax assets, the liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax expenditures are renounced to investors.

During fiscal 2007, the Company issued 13,977,500 flow-through shares for total proceeds of $13,722,750. The Company has recorded a liability of $1,182,225 under U.S. GAAP for the premium received on the flow-through shares. The liability will be charged to income as the flow-through share proceeds are expensed on qualifying expenditures and the related income tax deductions are renounced to investors.

e)	Derivative instruments

Under U.S. GAAP, Statements of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities and to measure them at fair value. As a result, under U.S. GAAP, the Company recorded a fair value of $318,200 related to warrants enabling the Company to acquire shares of a publicly listed company that were held at February 28, 2007 (Note 5).

f)	Obligation to issue a variable number of shares

In accordance with SFAS No. 150, “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equities”, for U.S. GAAP purposes, obligations to issue shares have been classified as liabilities.

g)	Recent accounting pronouncements

United States pronouncements:

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including anyfinancial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 on its financial position and results of operations, but does not anticipate a material impact.

BAYSWATER URANIUM CORPORATION
(Formerly Bayswater Ventures Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2007

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

g)	Recent accounting pronouncements

United States pronouncements (cont'd...)

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations, but does not anticipate a material impact.

Canadian pronouncements:

CICA Handbook Section 1530: “Comprehensive Income”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: “Equity”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: “Financial Instruments – Recognition and Measurement”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. At February 28, 2007, the Company had certain investments that would be classified as available-for-sale securities under this standard, and any unrealized gains or losses would be included in comprehensive income.

CICA Handbook Section 1506: Accounting Changes (“CICA 1506”), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

The Company will be required to adopt the above new accounting procedures for its fiscal period beginning March 1, 2007.